Exhibit 99.1

China Life Insurance Company Limited    Annual Report 2018

Contents

Prelude	3

Chairman’s Statement	15

Management Discussion and Analysis	21

Embedded Value	46

Significant Events	54

Corporate Governance	74

Other Information	144

Financial Report	151

China Life Insurance Company Limited    Annual Report 2018

Prelude

01 Prelude

Definitions and Material Risk Alert	4

Company Profile	5

Core Competitiveness	8

Business Highlights	10

Financial Summary	11

China Life Insurance Company Limited    Annual Report 2018

Prelude

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission, the predecessors of which are China Insurance Regulatory Commission and China Banking Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to insurance business, risks relating to investment business and risks relating to network security. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2018

Prelude

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2018, the Company had approximately 285 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

I. BASIC INFORMATION

Registered Name in Chinese

Registered Name in English	China Life Insurance Company Limited (“China Life”)

Legal Representative	Wang Bin

Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Telephone	86-10-63633333

Fax	86-10-66575722

Website	www.e-chinalife.com

Email	ir@e-chinalife.com

Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone	852-29192628

Fax	852-29192638

China Life Insurance Company Limited    Annual Report 2018

Prelude

II. CONTACT INFORMATION

	Board Secretary	Securities Representative*

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com

*	Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company.

III. INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT
Media for the Company’s A Share disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Annual Report may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China
IV. STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

China Life Insurance Company Limited    Annual Report 2018

Prelude

V. OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP
Auditors of the Company	Domestic Auditor	International Auditor
	Ernst & Young Hua Ming LLP	Ernst & Young
	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Name of the Signing Auditors: Huang Yuedong, Wu Jun

China Life Insurance Company Limited    Annual Report 2018

Prelude

Core Competitiveness

Long history and excellent brand	The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Central Government for establishment in October 1949, when the People’s Republic of China was founded. After the restructuring and reorganization, the Company was successively listed home and abroad, becoming the first financial insurance enterprise in China triple-listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. Since its establishment, the Company has played the role of an explorer and pioneer in China’s life insurance industry, and has committed to creating a world-class financial insurance brand. Through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence. As at the end of 2018, the brand of China Life has been selected as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for twelve consecutive years, ranking 139th in 2018, and was again ranked 5th on the 2018 (the 15th session) “China’s 500 Most Valuable Brands” list published by World Brand Lab.

Prominent principal business and sound financial strength	The Company sticks to its principal business, further explores the huge potentials of the life insurance market, and maintains its leading position in China’s life insurance market. In 2017, the Company’s gross written premiums exceeded RMB500,000 million, achieving a new record high. Through the long-term development and accumulation, China Life has solid financial strength comparable to world-class enterprises in the world. As at 31 December 2018, the Company’s total assets amounted to RMB3,254,403 million, leading the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. As at the end of 2018, the total market capitalization of the Company was USD77,524 million.

Well- established network and leading technologies	The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas. As at the end of the Reporting Period, the number of sales force from all channels of the Company was over 1.7 million, which forms a unique and powerful distribution and services network in China and through which, the Company becomes the life insurance service provider within the reach of customers. Moreover, the Company implemented the “Technology-driven China Life” development strategy in great depth by adhering to the leading concept of technological innovation, so as to cultivate its first-class operational management, risk control and customer services. The Company strives to establish a customer services system equipped with mobile, intelligent and social features, and leverages technologies to provide convenient insurance services to the public.

China Life Insurance Company Limited    Annual Report 2018

Prelude

Core Competitiveness

Profound and extensive customer base	The Company has an extensive customer base. As at 31 December 2018, the Company had approximately 285 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force, offering insurance services for more than 500 million customers.

Professional and stable core team	During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China’s life insurance market. The Company’s core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, experienced underwriting personnel, insurance actuaries and investment managers. During the Reporting Period, there was no movement of these personnel which might have a material impact on the Company.

China Life Insurance Company Limited    Annual Report 2018

Prelude

Business Highlights

Gross written premiums

535,826 million

a year-on-year increase of

4.7% ↑

Renewal premiums

364,678 million

a year-on-year increase of

26.6% ↑

Total assets

3,254,403 million

an increase of

12.3% ↑

from the end of 2017

Investment assets

3,104,014 million

an increase of

12.7% ↑

from the end of 2017

Net investment income

133,017 million

a year-on-year increase of

2.4% ↑

Embedded value

795,052 million

an increase of

8.3% ↑

from the end of 2017

Policy persistency rate (14 months)

91.10%

a year-on-year increase of

0.20 percentage point

Policy persistency rate (26 months)

86.00%

a year-on-year increase of

0.30 percentage point

a year-on-year increase of

6.73 percentage points

China Life Insurance Company Limited    Annual Report 2018

Prelude

Financial Summary

I.	MAJOR FINANCIAL DATA AND INDICATORS FOR THE PAST FIVE YEARS

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2018	2017	Change	2016	2015	2014

For the year ended
Total revenues	627,419	643,355	-2.5%	540,781	507,449	440,766
Net premiums earned	532,023	506,910	5.0%	426,230	362,301	330,105
Benefits, claims and expenses	621,243	608,827	2.0%	522,794	463,492	404,275
Insurance benefits and claims expenses	479,219	466,043	2.8%	407,045	352,219	315,294
Profit before income tax	13,921	41,671	-66.6%	23,842	45,931	40,402
Net profit attributable to equity holders of the Company	11,395	32,253	-64.7%	19,127	34,699	32,211
Net profit attributable to ordinary share holders of the Company	11,011	31,873	-65.5%	18,741	34,514	32,211
Net cash inflow/(outflow) from operating activities	147,552	200,990	-26.6%	89,098	(18,811)	78,247

As at 31 December
Total assets	3,254,403	2,897,591	12.3%	2,696,951	2,448,315	2,246,567
Investment assets[2]	3,104,014	2,753,124	12.7%	2,573,049	2,334,814	2,145,260
Total liabilities	2,931,113	2,572,281	13.9%	2,389,303	2,122,101	1,959,236
Total equity holders’ equity	318,371	320,933	-0.8%	303,621	322,492	284,121

Per share (RMB)
Earnings per share (basic and diluted)[3]	0.39	1.13	-65.5%	0.66	1.22	1.14
Equity holders’ equity per share[3]	11.26	11.35	-0.8%	10.74	11.41	10.05
Ordinary share holders’ equity per share[3]	10.99	11.08	-0.8%	10.47	11.13	10.05
Net cash inflow/(outflow) from operating activities per share[3]	5.22	7.11	-26.6%	3.15	(0.67)	2.77

Major financial ratios
Weighted average ROE (%)	3.54	10.49	decrease of 6.95 percentage points	6.16	11.56	12.83
Ratio of assets and liabilities[4] (%)	90.07	88.77	increase of 1.30 percentage points	88.59	86.68	87.21
Gross investment yield[5] (%)	3.29	5.16	decrease of 1.87 percentage points	4.69	6.42	5.51

China Life Insurance Company Limited    Annual Report 2018

Prelude

Notes:

1.

Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company. The figures of the past years were adjusted on the same basis.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Ratio of assets and liabilities = Total liabilities/Total assets
5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period

– Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

II.	MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2018	As at 31 December 2017	Change	Main Reasons for Change

Term deposits	559,341	449,400	24.5%	An increase in the scale of the negotiated deposits
Held-to-maturity securities	806,717	717,037	12.5%	An increase in the allocation of government bonds
Available-for-sale securities	870,533	810,734	7.4%	An increase in the allocation of financial bonds in available-for-sale securities
Securities at fair value through profit or loss	138,717	136,809	1.4%	An increase in the scale of corporate bonds in securities at fair value through profit or loss
Securities purchased under agreements to resell	9,905	36,185	-72.6%	The needs for liquidity management
Cash and cash equivalents	50,809	48,586	4.6%	The needs for liquidity management
Loans	450,251	383,504	17.4%	An increase in the scale of policy loans and debt investments plans
Investment properties	9,747	3,064	218.1%	New investments in investment properties
Investments in associates and joint ventures	201,661	161,472	24.9%	The Company steadily increased its allocation in investments in associates and joint ventures, and the equity of such investments was increased
Deferred tax assets	1,257	—	N/A	Affected by a decrease in the fair value of available-for-sale securities
Insurance contracts	2,216,031	2,025,133	9.4%	The accumulation of insurance liabilities from new policies and renewal business

China Life Insurance Company Limited    Annual Report 2018

Prelude

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2018	As at 31 December 2017	Change	Main Reasons for Change
Investment contracts	255,434	232,500	9.9%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	192,141	87,309	120.1%	The needs for liquidity management
Annuity and other insurance balances payable	49,465	44,820	10.4%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	20,150	18,794	7.2%	An increase in borrowings
Deferred tax liabilities	—	4,871	N/A	Affected by a decrease in the fair value of available-for-sale securities
Equity holders’ equity	318,371	320,933	-0.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, and a six-month bank loan of EUR127 million with a maturity date on 11 January 2019 which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

China Life Insurance Company Limited    Annual Report 2018

Prelude

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2018	2017	Change	Main Reasons for Change
Net premiums earned	532,023	506,910	5.0%	—
Life insurance business	436,863	429,267	1.8%	The steady growth of life insurance business
Health insurance business	80,279	63,323	26.8%	The expansion of health insurance business by the Company
Accident insurance business	14,881	14,320	3.9%	The steady growth of accident insurance business
Investment income	125,167	122,727	2.0%	Due to the combined impact of an increase in interest income from debt investment and a decrease in dividends from funds
Net realised gains on financial assets	(19,591)	42	N/A	A decrease in spread income of stocks in available-for-sale securities and an increase in equity investment assets qualified for impairment
Net fair value gains through profit or loss	(18,278)	6,183	N/A	A decrease in spread income and fair value of stocks in securities at fair value through profit or loss
Other income	8,098	7,493	8.1%	The business growth of Pension Company
Insurance benefits and claims expenses	479,219	466,043	2.8%	An increase in reserves for insurance liabilities
Investment contract benefits	9,332	8,076	15.6%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participating in profits	19,646	21,871	-10.2%	A decrease in investment yield from participating accounts
Underwriting and policy acquisition costs	62,705	64,789	-3.2%	A continuous increase in the percentage of renewal premiums in gross written premiums as a result of the Company’s enhanced efforts in business restructuring
Finance costs	4,116	4,601	-10.5%	A decrease in interest paid due to the redemptions of subordinated debts
Administrative expenses	37,486	35,953	4.3%	The growth of business
Income tax	1,985	8,919	-77.7%	Due to the combined impact of taxable income and deferred income tax
Net profit attributable to equity holders of the Company	11,395	32,253	-64.7%	A significant decrease in the income from open market equity investments due to the overall volatility and downward trend of the equity market

02 Chairman’s Statement

China Life Insurance Company Limited    Annual Report 2018

Chairman’s Statement

China Life Insurance Company Limited    Annual Report 2018

Chairman’s Statement

The world flourishes and thrives as the spring breeze blows. In this beautiful season, I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public the Company’s achievements made in 2018, the direction for future development and the blueprint in the new era.

LOOKING BACK ON 2018, WE STRIVED AHEAD FOR DEVELOPMENT WITH CONCERTED EFFORTS.

The year of 2018 marked the 40th anniversary of China’s reform and opening-up. During this year, the whole world faced complex and austere economic and financial situations and the life insurance sector underwent proactive restructuring. Sticking to the overall keynote of making progress with stability, China Life maintained a stable development and made a sturdy beginning of high-quality development through accelerating transformation and upgrading, and guarding against operational risks. The Company was ranked 35th on the “2018 Forbes Global 2000” and listed again on the “2018 (the 15th Session) China’s 500 Most Valuable Brands” published by World Brand Lab, ranking 5th.

We adapted to new situations and forged ahead to enhance our comprehensive strengths. The Company’s gross written premiums amounted to RMB535,826 million, an increase of 4.7% year-on-year, and secured a market share2 of 20.4%, an increase of 0.7 percentage point from the end of 2017, with its market-leading position consolidated. The embedded value of the Company was RMB795,052 million, an increase of 8.3% from the end of 2017. Total assets and investment assets of the Company reached RMB3.25 trillion and RMB3.10 trillion, an increase of 12.3% and 12.7% year-on-year, respectively. The Company had sufficient cash flow and adequate solvency, with its core solvency ratio and comprehensive solvency ratio being 250.55% and 250.56%, respectively, and received one of the highest scores among all insurers during the onsite review of Solvency Aligned Risk Management Requirements and Assessment (SARMRA).

We consistently optimized our premiums payment structure and product mix to continually improve our business quality. The Company proactively reduced single premiums from the bancassurance channel. The percentage of first-year regular premiums in first-year premiums of long-term insurance was 90.16%, an increase of 26.17 percentage points from 2017, and the percentage of renewal premiums in gross written premiums was 68.06%, an increase of 11.79 percentage points from 2017, which showed the stronger driving force of the renewal business. The Company made great efforts in diversifying the product mix. The percentage of premiums of the top-five products in the first-year premiums of long-term insurance decreased by 17.86 percentage points from 2017. Moreover, the protection-oriented business developed rapidly, and the percentage of premiums from the designated protection-oriented insurance products in first-year regular premiums increased by 6.73 percentage points compared to 2017. The value of one year’s sales of the Company was RMB49,511 million, the year-on-year decline of which was narrowed by 6.02 percentage points compared with the first half of 2018, and the new business margin of one year’s sales was enhanced from 2017.

[2]	Calculated according to the premium data of life insurance companies in 2018 released by the CBIRC.

China Life Insurance Company Limited    Annual Report 2018

Chairman’s Statement

We continued to implement our investment strategies of making long-term investment, value investment and prudent investment. The Company capitalized on the opportunity of the periodical interest rate hike to further increase its allocation of fixed-income assets with long duration. The allocation of fixed-income products3 for the year amounted to over RMB500 billion, with a weighted average expected return of approximately 5%. In 2018, the net investment yield of the Company was 4.64%. Due to the overall downward fluctuation of the equity market, the gross investment yield of the Company decreased to 3.29% and the net profit attributable to equity holders of the Company was RMB11,395 million, a decrease of 64.7% year-on-year.

We consistently strengthened technological innovation and strived to improve customer experience. The Company went further to implement the “Technology-driven China Life” strategy by actively integrating new technologies into operation and management in great depth. We established digital platforms to facilitate the transformation and upgrading of sales force, which greatly improved internal management efficiency of the sales team and also the service efficiency and quality, and expanded intelligent scenarios to create a new operation model with China Life characteristics that combined both online and offline operations, to realize a direct and close interaction among customers, sales force and the Company. These undertakings helped to effectively satisfy the needs of over 500 million customers for insurance coverage and services and consistently lifted customer satisfaction.

We remained true to our original aspiration, assumed social responsibilities and served the overall economic and social development. The Company proactively served in China’s key development strategy as well as transformation and upgrading by taking advantage of various forms of investment such as direct or indirect investment in equities or debts for the purpose of facilitating the development of real economy. The Company took an initiative to launch special share-pledged funds in the industry to actively assist quality listed companies in resolving short-term liquidity risk. The Company underwrote an in-force insured sum of RMB25 trillion, an increase of 40.8% year-on-year. More than 14 million claims were settled with total claims payments4 of RMB54.54 billion, an increase of 23.8% year-on-year. The Company’s supplementary major medical expenses insurance provided protection for more than 400 million urban and rural residents and provided over 11 million claims payments. The Company intensively participated in poverty alleviation programs through insurance products, business operation, e-commerce and public relief funds. The Company had a total of 37 insurance-based poverty alleviation products on sale as at the end of 2018, and made the total claims payments of more than RMB3 billion to poverty-stricken persons in relation to supplementary major medical expenses insurance and RMB1.52 billion to the registered poverty-stricken population.

During the Reporting Period, the Company completed the re-election of the Board, and elected the sixth session of the Board. I would like to express my gratitude to all directors of the fifth session of the Board for their contributions to the development of the Company. The Company has significantly improved its capability of sustainable development with remarkable results in the adjustment of its business structure, and its technology-empowered businesses, management and

[3]	The types of allocated assets mainly include deposits, bonds, debt-type financial products, etc. (exclusive of figures of any subsidiaries).
[4]	Claims payments include the payment for claims, death, disability and medical benefits.

China Life Insurance Company Limited    Annual Report 2018

Chairman’s Statement

services were in full swing. The Company, meanwhile, firmly held onto the bottom line of risks with its enhanced capability on risk control and prevention. All of the above were the results of the excellent leadership of the previous session of the Board and also the diligent work of all employees of the Company. On the new journey towards high-quality development, the new session of the Board will work together with the Company’s management to carry forward the business of China Life with full confidence and capability.

LOOKING FORWARD TO THE FUTURE, WE WILL REMAIN TRUE TO OUR ORIGINAL ASPIRATION AND STEP ON A NEW JOURNEY OF REVITALIZATION.

Life insurance is a business of responsibility and care. The predecessor of the Company was born in 1949, and at the date of its establishment, the Company was determined to build itself into a long-standing company to deliver insurance protection and care to millions of families. This is the original aspiration and mission of China Life and also the fundamental impetus to push forward generations of its employees.

Time and tide wait for no man. With confidence and expectations, we have entered a new era when the Chinese economy has transformed from high-speed growth to high- quality development, and the transformation and upgrading of the insurance sector is moving to a deeper level; customer demands diversify further and FinTech is reshaping the insurance landscape. Now that the relay baton is in our hands, how can we navigate China Life, an ocean liner, to ride the wind and waves to lead in the new era? How can we maintain the undertaking for which generations of China Life employees have devoted their efforts and keep it everlasting? Facing new situations and requirements for development, we have set a strategic target on “China Life Revitalization” based on the Company’s reality. Not long ago, on the “China Life 2019 Open Day”, the new session of the Company’s management released and interpreted the overall strategic planning of “China Life Revitalization”. In the future, centering on the target of “China Life Revitalization”, we will continue to focus on business value, strengthen sales force, maintain stable growth, upgrade technologies, improve customer services and safeguard against risks, and make great efforts to complete three transformations: the transformation from being sales-oriented to attaching equal importance to sales and services, the transformation from being human- driven to being human- and technology-driven, and the transformation from being scale-oriented to the coordination of scale and value. We will continue to build the four driving engines of “Talent, Mechanism, Innovation and Integration” to improve our development quality, enhance our urban market competence, expand and strengthen the sales force, reinforce the brand image and boost the spirit of China Life. This is the inheritance and development of the original aspiration and mission of the Company which is to protect the good life and strive to become a world-class life insurance company, and also the mission and responsibility of the new session of the Board and the management; more importantly, it is the solemn commitment of China Life to its investors, shareholders, customers and employees. Only in this way can we live up to the history, the era and ourselves!

A journey of a thousand miles begins with a single step. The year 2019 marks the beginning of “China Life Revitalization”, in which we will lay firm steps in market-oriented reforms, customer experience improvement, stronger competence in the large- and medium-sized cities and sales force transformations. Furthermore, we will strengthen the management of assets and liabilities, push forward the construction of a comprehensive risk management system and incorporate the compliance concept in the whole process of operations so as to lay a sound foundation for the development of world-class life insurance company.

China Life Insurance Company Limited    Annual Report 2018

Chairman’s Statement

“Pull together and we will conquer all difficulties”. We will remain true to our original aspiration, keep in mind our mission, work together and strive to continually create value for our shareholders and customers, with a view to writing a new chapter that lives up to our mission and the new era!

By Order of the Board Wang Bin Chairman

Beijing, China 27 March 2019

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

03 Management Discussion and Analysis

Review of Business Operations in 2018	22

Business Analysis	25

Analysis of Specific Items	36

Technological Innovation and Operations and Services	41

Performance of the Corporate Social Responsibility	43

Future Prospect and Risk Analysis	43

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

I.	REVIEW OF BUSINESS OPERATIONS IN 2018

In 2018, the macro environment was complicated and volatile, and the restructuring of the insurance sector exceeded expectation in terms of both the depth and the breadth. Due to the combined effects of multiple factors, the development of the Chinese life insurance industry was under pressure. The Company adhered to the overall keynote of making progress with stability, implemented the “new development” concepts, made efforts to meet the requirements of high-quality development, and overcame obstacles and forged ahead with concerted efforts. The Company continued to maintain the value-oriented principle, pushed forward various tasks and achieved a steady momentum of development. During the Reporting Period, the Company’s gross written premiums amounted to RMB535,826 million, an increase of 4.7% year-on-year. The Company’s market share, remaining the first place in the industry, was approximately 20.4%, an increase of 0.7 percentage point from the end of 2017. As at 31 December 2018, the embedded value of the Company reached RMB795,052 million, an increase of 8.3% from the end of 2017.

In 2018, the Chinese economy slowed down slightly, with interest rate trending down in the bond market and a decline in the stock market second only to that in 2008. The Company continued to implement its investment strategies of making long-term investment, value investment and prudent investment, and maintained a stable net investment yield by seizing the opportunity of the relatively high interest rates at certain stages and increasing allocation in long-term fixed-income assets. However, due to a significant decrease in the equity market, both the spread income and the fair value through profit or loss of stocks and funds were negative, which caused a significant year-on-year decline of the gross investment yield of the Company.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

Key Performance Indicators

		RMB million
	2018	2017
Gross written premiums	535,826	511,966
Premiums from new policies	171,148	223,860
Including: First-year regular premiums	104,419	113,121
First-year regular premiums with a payment duration of ten years or longer	41,635	66,003
Renewal premiums	364,678	288,106
Gross investment income	95,148	136,164
Net profit attributable to equity holders of the Company	11,395	32,253
Value of one year’s sales [1]	49,511	60,117
Including: Exclusive individual agent channel	42,839	53,170
Bancassurance channel	6,357	6,536
Group insurance channel	314	410
Policy Persistency Rate (14 months) (%) [2]	91.10	90.90
Policy Persistency Rate (26 months) (%) [2]	86.00	85.70
Surrender Rate (%) [3]	4.69	4.13
	As at	As at
	31 December 2018	31 December 2017
Embedded value	795,052	734,172
Number of in-force policies of long-term insurance (hundred million)	2.85	2.68

Notes:

1.	Numbers may not be additive due to rounding.
2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

3.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

During the Reporting Period, the Company continued to optimize its premiums payment structure and product mix. By significantly reducing single premiums from the bancassurance channel, first-year regular premiums amounted to RMB104,419 million, which accounted for 90.16% in long-term first-year premiums, an increase of 26.17 percentage points from 2017; single premiums were RMB11,399 million, a decrease of 82.1% year-on-year, and the percentage of single premiums in long-term first-year premiums was reduced to 9.84% from 36.01% of 2017. Renewal premiums amounted to RMB364,678 million (an increase of 26.6% year-on-year) and accounted for 68.06% of the gross written premiums (an increase of 11.79 percentage points from 2017). Renewal premiums became a more important driving factor for business growth. The Company continued to push forward diversification of its products, through which the percentage of premiums of the top-five products in long-term first-year premiums decreased by 17.86 percentage points from 2017. The protection-oriented businesses developed rapidly and the percentage of premiums from designated protection-oriented products in first-year regular premiums increased by 6.73 percentage points from 2017.

Premium breakdown

(RMB million)

During the Reporting Period, net profit attributable to equity holders of the Company was RMB11,395 million, a decrease of 64.7% year-on-year resulting from a significant decrease in the income from open market equity investments of the Company due to the overall volatility and downward trend of the equity market. As at 31 December 2018, the embedded value of the Company was RMB795,052 million, an increase of 8.3% from the end of 2017. The value of one year’s sales was RMB49,511 million, a decrease of 17.6% from 2017, the year-on-year decline of which was narrowed by 6.02 percentage points compared to the first half of 2018, and the new business margin of one year’s sales was enhanced from 2017. The number of in-force policies of long-term insurance of the Company was 285 million, an increase of 6.3% from the end of 2017. The Policy Persistency Rates (14 months and 26 months) reached 91.10% and 86.00%, an increase of 0.20 and 0.30 percentage point compared to 2017, respectively.

Embedded value

(RMB million)

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

II.	BUSINESS ANALYSIS

(I)	Insurance Business

1.	Gross written premiums categorized by business

For the year ended 31 December			RMB million
	2018	2017	Change
Life Insurance Business	437,540	429,822	1.8%
First-year business	106,212	168,909	-37.1%
Single	11,378	63,653	-82.1%
First-year regular	94,834	105,256	-9.9%
Renewal business	331,328	260,913	27.0%
Health Insurance Business	83,614	67,708	23.5%
First-year business	50,705	40,845	24.1%
Single	41,275	33,124	24.6%
First-year regular	9,430	7,721	22.1%
Renewal business	32,909	26,863	22.5%
Accident Insurance Business	14,672	14,436	1.6%
First-year business	14,231	14,106	0.9%
Single	14,076	13,962	0.8%
First-year regular	155	144	7.6%
Renewal business	441	330	33.6%

Total	535,826	511,966	4.7%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, due to a significant decrease in single premiums and the proactive restructuring of the insurance industry, gross written premiums from the life insurance business of the Company amounted to RMB437,540 million, an increase of 1.8% year-on-year. The Company made great efforts in the development of protection-oriented insurance businesses. In particular, gross written premiums from the health insurance business amounted to RMB83,614 million, an increase of 23.5% year-on-year, and gross written premiums from the accident insurance business were RMB14,672 million, an increase of 1.6% year-on-year.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

2.	Gross written premiums categorized by channel

For the year ended 31 December	2018	RMB million 2017
Exclusive Individual Agent Channel	408,278	353,668
First-year business of long-term insurance	79,513	90,629
Single	272	389
First-year regular	79,241	90,240
Renewal business	316,930	253,586
Short-term insurance business	11,835	9,453
Bancassurance Channel	76,841	113,505
First-year business of long-term insurance	31,881	80,731
Single	8,642	59,777
First-year regular	23,239	20,954
Renewal business	43,785	31,880
Short-term insurance business	1,175	894
Group Insurance Channel	26,404	26,207
First-year business of long-term insurance	3,487	4,368
Single	2,483	3,425
First-year regular	1,004	943
Renewal business	1,649	999
Short-term insurance business	21,268	20,840
Other Channels[1]	24,303	18,586
First-year business of long-term insurance	937	1,064
Single	2	80
First-year regular	935	984
Renewal business	2,314	1,641
Short-term insurance business	21,052	15,881

Total	535,826	511,966

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance, tele-sales, etc.
2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

In 2018, economic and financial situations at home and abroad were complicated and challenging, and the insurance industry underwent proactive restructuring. The Company adhered to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, proactively adjusted its business structure and pushed forward product diversification, and made great efforts on developing the designated protection-oriented businesses and short-term insurance business. The Company continually implemented the sales force development strategy of quality improvement and size expansion by focusing on quality improvement. The Company continued to optimize the structure of sales force by raising recruitment standards, tightening performance assessment, improving management and reinforcing dismissal of low-performance agents. As at the end of the Reporting Period, the total number of sales force from all channels amounted to 1.722 million and the quality of sales force was effectively improved.

Exclusive Individual Agent Channel. In 2018, the exclusive individual agent channel achieved continuous and steady growth and further optimized the business structure by focusing on business value, making efforts on sales management transformation and upgrade, strengthening the coordinated development among business, sales force and day-to-day management. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB408,278 million, an increase of 15.4% year-on-year. First-year regular premiums were RMB79,241 million, which accounted for 99.66% of long-term first-year premiums. In particular, the percentages of first-year regular premiums with a payment duration of five years or longer and first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums were 61.65% and 46.35%, respectively. Renewal premiums amounted to RMB316,930 million, an increase of 25.0% year-on-year, which significantly drove the growth of gross written premiums from this channel. The new business margin of one year’s sales of the channel in the second half of 2018 increased by 15.27 percentage points compared with the same period of 2017, which narrowed the year-on-year decline in the value of one year’s sales compared with the first half of 2018. As at the end of the Reporting Period, the number of exclusive individual agents was 1.439 million. The monthly average productive agents increased by 2.6% year-on-year. Besides, the Company accelerated the systematic operation of new agent development and agent manager cultivation in order to enhance management efficiency, and actively accelerated the development of the protection-oriented business. The monthly average number of agents selling designated protection-oriented insurance products increased by 43.4% year-on-year.

Renewal Premiums from the Exclusive Individual Agent Channel

(RMB million)

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

Bancassurance Channel. In 2018, the bancassurance channel made more efforts in its business restructuring, significantly reduced single premiums, focused on the development of regular premium business, constantly improved the quality of sales force, and the new business margin of one year’s sales of the channel enhanced consistently. During the Reporting Period, single premiums from the channel were significantly reduced to RMB8,642 million from RMB59,777 million of 2017, a decrease of 85.5% year-on-year. Accordingly, gross written premiums were RMB76,841 million, a decrease of 32.3% year-on-year. First-year regular premiums were RMB23,239 million (a year-on-year increase of 10.9%), which accounted for 72.89% of long-term first-year business (an increase of 46.93 percentage points from 2017). Renewal premiums were RMB43,785 million (a year-on-year increase of 37.3%) which accounted for 56.98% of the gross written premiums (a year-on-year increase of 28.89 percentage points). The new business margin of one year’s sales of the channel increased by 10.74 percentage points from 2017. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel was 0.245 million. In particular, the monthly average active insurance planners for long-term business in the bancassurance channel increased by 34.5% year-on-year.

Long-term premiums from the bancassurance channel

(RMB million)

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

Group Insurance Channel. In 2018, the group insurance channel further pushed forward diversified business development, strengthened structural optimization and achieved stable development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB26,404 million, an increase of 0.8% year-on-year. Short-term insurance premiums from the group insurance channel were RMB21,268 million, an increase of 2.1% year-on-year. The Company actively launched the pilot program of tax deferred individual pension insurance business and constantly promoted the tax-advantaged health insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 83,000. In particular, the number of direct sales representatives with high performance reached 54,000, an increase of 4.3% year-on-year.

Other Channels. During the Reporting Period, gross written premiums from other channels reached RMB24,303 million, a rapid growth of 30.8% year-on-year. The Company actively developed the policy-oriented health insurance businesses, including supplementary major medical expenses insurance and long-term care insurance, which maintained leading positions in the market. As at the end of the Reporting Period, the Company carried out over 240 supplementary major medical expenses insurance projects, providing services for over 400 million urban and rural residents in 28 provinces, and undertook 22 long-term care insurance projects on a cumulative basis. The Company actively pushed forward the transformation and upgrade of its tele-sales channel and put great efforts in the development of online sales from the internet-sales channel.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

3.	Analysis of major insurance products

(1)	Top-five insurance products in terms of gross written premium

For the year ended 31 December				RMB million
Insurance product	Gross written premium	Standard premiums from new policies [1]	Major sales channel	Surrenders
China Life Xin Fu Ying Jia Annuity Insurance [2]	38,397	—	Mainly through the channel of exclusive individual agents	496
China Life Sheng Shi Zhen Pin Annuity Insurance (participating insurance)	31,878	9,599	Mainly through the channel of exclusive individual agents	1,597
China Life Xin Fu Nian Nian Annuity Insurance [2]	27,120	—	Mainly through the channel of exclusive individual agents	288
China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) [2]	22,292	21	Mainly through the channel of exclusive individual agents	417
China Life Xin Ru Yi Annuity Insurance (platinum version) [2]	21,960	—	Mainly through the channel of exclusive individual agents	416

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’ ” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Fu Ying Jia Annuity Insurance, China Life Xin Fu Nian Nian Annuity Insurance and China Life Xin Ru Yi Annuity Insurance (platinum version) have been replaced by their upgraded products and are no longer on sale, and the gross written premiums are recorded as renewal premiums. China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) is no longer on sale, and its standard premiums from new policies are recorded as first-year reinstatement premiums from policies with monthly payment.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

(2)	Top-three insurance products in terms of net increase in investment contract

For the year ended 31 December			RMB million
Insurance product	Net increase	Major sales channel	Surrender value
China Life Xin Account Endowment Insurance (universal insurance) (exclusive version)	11,332	Mainly through the channel of exclusive individual agents	214
China Life Xin Account Endowment Insurance (universal insurance) (diamond version)	9,165	Mainly through the channel of exclusive individual agents	453
China Life Xin Account Annuity Insurance (universal insurance) (excellent version)	8,876	Mainly through the channel of exclusive individual agents	344

4.	Insurance Contracts

			RMB million
	As at 31 December 2018	As at 31 December 2017	Change
Life insurance	2,081,822	1,914,597	8.7%
Health insurance	125,743	102,190	23.0%
Accident insurance	8,466	8,346	1.4%

Total of insurance contracts	2,216,031	2,025,133	9.4%

Including: residual margin Note	684,082	607,941	12.5%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 9.4% from the end of 2017, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

5.	Analysis of claims and policyholder benefits

For the year ended 31 December			RMB million
	2018	2017	Change
Insurance benefits and claims expenses	479,219	466,043	2.8%
Life insurance business	412,876	409,410	0.8%
Health insurance business	59,689	50,624	17.9%
Accident insurance business	6,654	6,009	10.7%
Investment contract benefits	9,332	8,076	15.6%
Policyholder dividends resulting from participation in profits	19,646	21,871	-10.2%

During the Reporting Period, insurance benefits and claims expenses rose by 2.8% year-on-year due to an increase in reserves for insurance liabilities. In particular, health insurance business rose by 17.9% year-on-year due to the health insurance business growth; accident insurance business rose by 10.7% year-on-year due to an increase in claims expenses of certain business. Investment contract benefits rose by 15.6% year-on-year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 10.2% year-on-year due to a decrease in investment yield from participating accounts.

6.	Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December			RMB million
	2018	2017	Change
Underwriting and policy acquisition costs	62,705	64,789	-3.2%
Finance costs	4,116	4,601	-10.5%
Administrative expenses	37,486	35,953	4.3%
Other expenses	7,642	6,426	18.9%
Statutory insurance fund contribution	1,097	1,068	2.7%

During the Reporting Period, underwriting and policy acquisition costs decreased by 3.2% year-on-year due to the continuous increase in the percentage of renewal premiums in gross written premiums resulting from the Company’s enhanced efforts in business restructuring. Finance costs decreased by 10.5% year-on-year due to a decrease in interest paid as a result of the redemptions of subordinated debts. Administrative expenses increased by 4.3% year-on-year as a result of business growth.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

(II)	Investment Business

In 2018, the global economic growth was differentiated, the growth rate of major economies other than that of the United States slowed down significantly and the global stock markets saw a widespread decline. The endogenetic driving force for the growth of the Chinese economy remained to be enhanced, the marginal pulling effects from external demands decreased, and the economic growth decelerated. The interest rate of domestic bond market declined in general, and the stock market plummeted. In respect of the allocation of general categories of assets, the Company continued to increase its allocation in long-term fixed-income assets at high interest rates to optimize the asset-liability matching; selected high-quality debt-type financial products and strictly controlled credit risk; and pushed forward structural adjustment of open market equity portfolio by selecting stocks with low valuations and high dividends. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,104,014 million, an increase of 12.7% from the end of 2017.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

				RMB million
	As at 31 December 2018		As at 31 December 2017[1]
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	2,407,236	77.55%	2,094,289	76.06%
Term deposits	559,341	18.02%	449,400	16.32%
Bonds	1,309,831	42.20%	1,188,606	43.17%
Debt-type financial products[2]	351,277	11.32%	301,761	10.96%
Other fixed-maturity investments[3]	186,787	6.01%	154,522	5.61%
Equity financial assets	424,656	13.68%	409,528	14.88%
Common stocks	178,710	5.76%	173,450	6.31%
Funds[4]	106,271	3.42%	101,236	3.68%
Bank wealth management products	32,854	1.06%	40,327	1.46%
Other equity investments[5]	106,821	3.44%	94,515	3.43%
Investment properties	9,747	0.31%	3,064	0.11%
Cash and others[6]	60,714	1.96%	84,771	3.08%
Investments in associates and joint ventures	201,661	6.50%	161,472	5.87%

Total	3,104,014	100.00%	2,753,124	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.
4.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2018 and 31 December 2017 were RMB4,635 million and RMB6,942 million, respectively.

5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell, etc.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 42.20% from 43.17% as at the end of 2017, the percentage of term deposits increased to 18.02% from 16.32% as at the end of 2017, the percentage of investment in stocks and funds (excluding money market funds) changed to 9.03% from 9.73% as at the end of 2017, and the percentage of investment in debt-type financial products increased to 11.32% from 10.96% as at the end of 2017.

2.	Investment Income

For the year ended 31 December	2018	RMB million 2017
Gross investment income[2]	95,148	136,164
Net investment income[3]	133,017	129,939
Net income from fixed-maturity investments	106,422	93,242
Net income from equity investments	17,776	27,939
Net income from investment properties	105	69
Investment income from cash and others	969	1,546
Net income from investments in associates and joint ventures	7,745	7,143
Net realized gains on financial assets	(19,591)	42
Net fair value gains through profit or loss	(18,278)	6,183
Net investment yield[4]	4.64%	4.92%
Gross investment yield[5]	3.29%	5.16%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
3.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

4.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivatives financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivatives financial liabilities at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In 2018, the Company’s net investment income was RMB133,017 million, an increase of RMB3,078 million from 2017 and a year-on-year increase of 2.4%. In particular, the yield-to-maturity of new fixed income investments increased significantly compared to the existing allocation, however, due to the impact of a decrease in dividends from funds, the net investment yield was 4.64%, a decrease of 0.28 percentage point from 2017. Due to the effect of a significant decline in stock market, the gross investment income of the Company was RMB95,148 million, a decrease of RMB41,016 million from 2017, and the gross investment yield was 3.29%, a decrease of 1.87 percentage points from 2017. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income5 was 3.10%, a decrease of 1.47 percentage points from 20176.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

III.	ANALYSIS OF SPECIFIC ITEMS

(I)	Profit before income Tax

			RMB million
For the year ended 31 December	2018	2017	Change
Profit before income tax	13,921	41,671	-66.6%
Life insurance business	1,630	29,315	-94.4%
Health insurance business	4,100	3,246	26.3%
Accident insurance business	495	528	-6.3%
Other businesses	7,696	8,582	-10.3%

[5]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)

[6]	The figure of last year was adjusted on the same basis.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

During the Reporting Period, profit before income tax from the life insurance business decreased by 94.4% year-on-year as a result of a significant decrease in the income from open market equity investments due to the overall volatility and downward trend of the equity market. Profit before income tax from the health insurance business increased by 26.3% year-on-year primarily due to the growth and quality improvement in the short-term health insurance business. Profit before income tax from the accident insurance business decreased by 6.3% year-on-year primarily due to the fluctuation of the claims expenses of certain accident insurance business. Profit before income tax from other businesses decreased by 10.3% year-on-year primarily due to the fluctuation in exchange rate of price currency for liabilities of the Company’s subsidiaries.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB50,809 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB559,341 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2018	2017	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	147,552	200,990	-26.6%	The change in the scale of securities at fair value through profit or loss
Net cash inflow/(outflow) from investing activities	(238,373)	(173,676)	37.3%	Uneven distribution of cash flows at maturity from investment assets for each year
Net cash inflow/(outflow) from financing activities	92,963	(45,595)	N/A	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management, and the impact of the redemptions of subordinated debts in 2017
Foreign exchange gains/(losses) on cash and cash equivalents	81	(179)	N/A	—
Net increase/(decrease) in cash and cash equivalents	2,223	(18,460)	N/A	—

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31	As at 31
	December 2018	December 2017
Core capital	761,353	706,516
Actual capital	761,367	706,623
Minimum capital	303,872	254,503
Core solvency ratio	250.55%	277.61%
Comprehensive solvency ratio	250.56%	277.65%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 27.09 percentage points from the end of 2017, which was due to the impact of various factors, mainly including the business growth of the Company and an increase in the scale of investment assets.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

(V)	Business Operations of Our Main Subsidiaries and Affiliates

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	RMB million Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	10,414	9,243	1,039

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	4,593	3,429	352

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	83,561	19,907	121

China Guangfa Bank Co., Ltd.	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,373,291	158,510	10,707

Note:	For details, please refer to Note 8 and Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

(VI)	Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in the Note 41 to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

IV.	TECHNOLOGICAL INNOVATION AND OPERATIONS AND SERVICES

(I)	Technological Innovation

In 2018, with its advantages accumulated over years in offline channels, the Company strived to build a FinTech ecology with China Life characteristics, established a real-time and intelligent service model featuring online and offline integration and effective linkage between front and back ends, which facilitated the rapid development of its business and offered insurance products and services for the wider public.

Widespread interconnection. The Company applied Internet of Things technology in the construction of offline service outlets with digitalized operations, added 15,700 new Internet lines to extend full WIFI coverage to all service outlets, equipped with 66,000 sets of intelligent devices, and established more than 20,000 digital service outlets adaptive to multiple scenarios, intelligent and wireless interconnection, and 3,475 service command centers with real-time interaction functions. Over 80% of physical field offices and service outlets were equipped with digital devices. China Life IT Center was officially put into operation, which achieved the goal of having three multiple active data centers located in Beijing and Shanghai. The Company also built an integrated Cloud, and realized Cloud-enabled information services in all aspects, which provided accessible, mobile and convenient services to more than 500 million customers, over 1.7 million sales agents and more than 100,000 employees.

Digitalized platform. The Company built an open and digitalized platform with online and offline integration so as to provide various kinds of online services efficiently. Through the application of big data in analyzing customer demands, the Company recommended multi-level and series of insurance protection plans to customers. With the use of digital business cards and the organization of themed activities, the Company clearly presented the profiles of agents, including their service years, service records, cumulative insurance protection amounts and service quality, which enabled its customers to have a full picture of the agents and enhanced their trust and mutual interactions. The Company adopted digital team management tools, such as digital recruitment and online field office operation, to manage more than one million sales agents. 38,000 online field offices and 94,000 online teams were established. In addition, the Company built a digital ecology on the platforms through cooperation with partners, consolidating more than 3,000 types of services.

Intelligent services. The Company established five artificial intelligent platforms of big data, real-time calculation, smart voice, facial recognition and deep learning, and incorporated intelligent technologies in each operation process. The launch of an offsite electronic signature technology facilitated the rapid completion of insurance applications without limits on time and space. An intelligent insurance adjustment engine was constructed to achieve intelligent operation throughout the whole process. An intelligent electronic fast pay was launched to provide real-time transfer of funds for personal use. The Company applied smart voice technology to replace manual operation, which greatly improved service efficiency and reduced labor costs in operation. Intelligent robots were deployed in 13 cities for automatic response to questions and providing intelligent guidance at counters. An artificial intelligent model for evaluating risks relating to critical illness was established to accurately identify key risks and effectively improve risk control efficiency. The Company put more efforts in intelligent operation and maintenance and implemented anomaly detection and fault location through data analysis and machine learning models to ensure continuous and stable services protection.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

(II)	Operations and Services

The Company consistently adhered to the “customer-oriented” operation philosophy, promoted product diversification, and strengthened intelligent operations to meet the increasing demands of customers for insurance, with a view to offering high-quality services to customers.

Insurance product supply was constantly enriched. In 2018, the Company developed a total of 231 new products, including 52 life insurance products, 142 health insurance products, 9 accident insurance products and 28 annuity insurance products, a total of 193 protection-oriented products and 38 long-term savings products.

The efficiency of operations and services was significantly enhanced. In 2018, the Company stepped up technology empowerment, accelerated the integration between technologies and business scenarios, and provided more convenient and intelligent services to customers with fewer procedures. The utilization rate of paperless insurance application reached 90%, and the rate of automatic underwriting increased by 10 percentage points year-on-year. The rate of automatic claims settlement increased by 20 percentage points year-on-year, the time required for claims application was shortened by 46% year-on-year, and the number of claims settled through direct payment increased by more than 10 times year-on-year. Such intelligent services covered 5,000 hospitals, providing fast settlement of medical expenses. Meanwhile, the Company accelerated the upgrade of service access points and pushed forward the construction of intelligent service counters, thus facilitating the transformation of traditional to intelligent counters. Customer call centers were upgraded to multimedia coordination centers, and the telephone connection rate increased by 10 percentage points year-on-year. The voice service offered by 95519 coordination center and the online robots served 94.21 million people on a cumulative basis.

Customer experience was consistently improved. In 2018, by focusing on customer experience, the Company consistently optimized service processes and scenarios to provide more considerate services. Services offered through online channels were enhanced with a year-on-year increase of 62.9% in the number of registered online users. The claims reported through online channels increased by 46% year-on-year, and 98.6% of policy loans were processed online which helped customers to resolve their urgent needs for funds of over RMB100 billion. The Company also expanded the scope of its services and launched the services such as “A Healthy Journey of 10,000 miles”, with a view to building an innovative ecology of “Insurance + Health”. To cater to different customer groups, the Company launched four service programs, namely “Excellent Teenagers”, “Healthy Family”, “Financial Elite” and “Colorful Life”, carried out a series of online and offline customer festival activities, continued to hold the “Little Painters of China Life” activities and organized over 36,000 value-added service activities such as “China Life 700 Running”, serving 27.65 million customers. As a result, the customer satisfaction and loyalty of the Company were improved in general.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

In addition, the Company actively promoted the construction of the “Integrated Aged-care” and “Inclusive Healthcare Service” platforms to foster new business growth drivers. The Company consistently participated in and promoted offsite settlement and reimbursement for medical expenses across provinces under the new rural cooperative medical scheme launched by the National Health Commission, with the relevant business scope expanded from the basic medical insurance to the supplementary major medical expenses insurance pilot program. The Company also accelerated the construction of a health management service platform, and added more than 40 service projects on the online platform, including health information, health self-assessment, disease encyclopedia, sports and health, express channel for critical illnesses, shepherd service for out-patient treatment and online medical consultation. The Company actively explored the innovative model of “insurance protection + healthcare services” and made preliminary achievements in offline medical resource network construction. In addition, the Company created a unique model of cooperation between basic medical care and insurance protection, making direct claims payment of basic medical insurance, supplementary major medical expenses insurance and commercial insurance. In 2018, the Company continued to push forward the ongoing “Integrated Aged-care” project, actively explored the expansion of in-home aged-care services in the community, and experimented on improving the quality of aged-care services through the combination of medical care and aged-care.

V.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

For the performance by the Company of its corporate social responsibility during the Reporting Period, please refer to the full text of the “Social Responsibility Report” separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk). The specific information on environment is set out in Part 4 of the “Social Responsibility Report”.

VI.	FUTURE PROSPECT AND RISK ANALYSIS

(I)	Industry Landscape and Development Trends

Currently, under the background that insurance will return to its due role of protection, the insurance industry accelerates its transition to high-quality development and is still at an important stage full of development opportunities. In the short term, although the Chinese economy still faces downward pressure, it is still making stable progress in general and the economic performance remains within an appropriate range. Policy benefits resulting from the strategy of a “Healthy China” and changes in the population structure generate increasing health-care and pension related demands. In the near future, there are still great opportunities in the insurance industry and its development will be represented by following trends: the first trend is the transformation of overall development from high-speed growth to high-quality development. As market players deepen their perception of the essence of insurance, insurance will take advantage of long-term operation to provide customers with risk protection and financial planning that cover entire life cycles, and protection-based and long-term savings products will still be the major drivers for market growth in the future. This in turn will bring the growth of premiums, changes in product structure and premiums payment period. The second trend is the transformation of agents from size expansion to equal importance of quantity and quality. In recent years, the size of agent teams has increased significantly. However, the professional skills of some agents cannot completely cope with the individualized and diversified insurance demands of customers. It will be key in industrial competition to invest more in training and management to build a team of agents who are highly competent, well-

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

educated and highly skilled. The third trend is that technology, which used to play a supporting role, will become a more important factor for development. Currently, advanced technologies such as cloud computing, big data and artificial intelligence are booming, and many applications combining insurance and technologies have been launched successfully. With a new round of technological innovation and industrial reform emerging, it is foreseeable that FinTech will become an important driver for high-quality development of the industry by profoundly empowering each aspect of the insurance value chain such as sales services, operation and management, and risk prevention and control.

(II)	Development Strategies and Business Plans

In 2019, the Company will adhere to the overall keynote of making progress with stability, closely upholding the new blueprint of “China Life Revitalization” and the operating guideline of “prioritizing value, strengthening sales force, maintaining stable growth, upgrading technologies, improving customer services and safeguarding against risks”. In particular, by adopting a “customer-oriented” approach and concentrating on local branches and field offices, the Company will focus on value and the individual insurance business, push forward the transformation from being sales-oriented to attaching equal importance to sales and services, the transformation from being human-driven to being human- and technology-driven and the transformation from being scale-oriented to the coordination of scale and value. The Company is committed to a life insurance development path with China Life characteristics. It is the mission of the Company to safeguard the happy lives of people and strive to become a world-class life insurance company.

(III)	Potential Risks and Solutions

Looking forward to 2019, there will be an increasing number of risks and challenges, whether predicable or unpredictable. The Company will continue to strengthen its research and analysis of macro-economic trends and complex risk factors, and strive to maintain continuous and healthy growth of the Company. The major risk factors that may have an impact on the Company’s future development strategy and business objectives include:

Risks relating to macro trends. Since 2018, global economic growth has slowed down and external risks have increased. Facing a complex and challenging internal and external environment, it will be increasingly difficult to fulfill goals such as stable growth and risk prevention, and accomplish tasks such as economic and social development. In addition, there will be more unstable and uncertain factors in economic development. The above potential uncertainties may affect the insurance industry continuously through multiple channels such as the real economy, financial markets and consumer demands, which may in turn affect the business development of the Company in various aspects.

Risks relating to insurance business. Currently, the domestic economy faces increasing downward pressure. The growth in consumption has slowed down and the growth in effective investment is sluggish. The real economy confronts a variety of difficulties, the issues of “difficult financing” and “expensive financing” are yet to be resolved for private enterprises and small and micro businesses. There is still a gap between the actual business environment and the expectations of market players. In addition, due to the large number and wide range of its branches, personnel and business, the Company may face more uncertainties with respect to the risks in relation to funds raising fraud, sales and complaints. The above factors may have certain impacts on the stable business growth of the Company.

China Life Insurance Company Limited    Annual Report 2018

Management Discussion and Analysis

Risks relating to investment business. In the event that the domestic and international economies do not grow as expected, the volatility of financial markets may become greater and the market risks relating to investment portfolios and credit risk may increase. The Company will probably develop new investment channels, adopt new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may impact the Company’s profitability to a certain extent.

Risks relating to network security. When any of the unsafe factors such as natural disasters, man-made disasters, criminal activities, large-scale network paralysis or any other event that are beyond the control of the Company occurs, the computer system of the Company may be interrupted or exposed to security vulnerability. The Company has adopted various security measures and backup plans to guard against or mitigate system breakdown and has so far not experienced situations where such security breakdown and vulnerability affected the Company’s operations. In the future, the Company will consistently enhance its capability of preventing and controlling network risks.

The Company will put more effort into analyzing and identifying macro-economic trends, closely monitor market developments, strengthen corporate governance in compliance with laws and regulations, and properly handle challenges from all aspects, so as to ensure a stable and healthy development of the Company. The Company will strengthen its solvency management, improve its assets and liabilities management system, and enhance the capability of comprehensive risk management and control. Also, the Company will speed up the construction of “technology-driven China Life”, promote application of technical achievements, and use the FinTech to further empower the Company.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2019. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

04 Embedded Value

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

DEFINITIONS	OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION	AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 14% grading to 18% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

SUMMARY	OF RESULTS

The embedded value as at 31 December 2018, the value of one year’s sales for the 12 months ended 31 December 2018, and the corresponding results as at 31 December 2017 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2018	31 December 2017

A	Adjusted Net Worth	386,054	370,500
B	Value of In-Force Business before Cost of Required Capital	454,786	398,723
C	Cost of Required Capital	(45,788)	(35,050)
D	Value of In-Force Business after Cost of Required Capital (B + C)	408,998	363,673
E	Embedded Value (A + D)	795,052	734,172
F	Value of One Year’s Sales before Cost of Required Capital	54,728	64,627
G	Cost of Required Capital	(5,218)	(4,510)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,511	60,117

Note:	Numbers may not be additive due to rounding.

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

VALUE	OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2018	31 December 2017

Exclusive Individual Agent Channel	42,839	53,170
Bancassurance Channel	6,357	6,536
Group Insurance Channel	314	410
Total	49,511	60,117

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 3

New	Business Margin of One Year’s Sales by Channel

	By FYP		By APE
Channel	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Exclusive Individual Agent Channel	42.2%	47.2%	42.2%	47.3%
Bancassurance Channel	18.7%	8.0%	24.3%	23.2%
Group Insurance Channel	0.8%	1.1%	0.9%	1.1%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in 2018
ITEM		RMB million

A	Embedded Value at the Start of Year	734,172
B	Expected Return on Embedded Value	60,250
C	Value of New Business in the Period	49,511
D	Operating Experience Variance	277
E	Investment Experience Variance	(44,462)
F	Methodology, Model and Assumption Changes	(1,131)
G	Market Value and Other Adjustments	8,785
H	Exchange Gains or Losses	325
I	Shareholder Dividend Distribution and Capital Injection	(11,690)
J	Other	(986)
K	Embedded Value as at 31 December 2018 (sum A through J)	795,052

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2018 opening net worth.
		C	Value of one year’s sales for the 12 months ended 31 December 2018.
		D	Reflects the difference between actual operating experience in 2018 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2018.
		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2018 to 31 December 2018 and other adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders during 2018.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario		408,998	49,511
1.	Risk discount rate +50bps	390,624	47,055
2.	Risk discount rate –50bps	428,739	52,166
3.	Investment return +50bps	481,049	57,005
4.	Investment return -50bps	337,320	42,045
5.	10% increase in expenses	403,510	46,457
6.	10% decrease in expenses	414,486	52,565
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	406,235	48,787
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	411,761	50,236
9.	10% increase in lapse rates	408,527	48,529
10.	10% decrease in lapse rates	409,380	50,519
11.	10% increase in morbidity rates	403,733	48,090
12.	10% decrease in morbidity rates	414,391	50,936
13.	Using 2017 EV appraisal assumptions	402,007	48,946
14.	Allowing for diversification in calculation of VIF	438,900	—

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2018 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2018, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2018; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Mei-Chee Shum                  Benjamin Chen

27 March 2019

China Life Insurance Company Limited    Annual Report 2018

Embedded Value

05 Significant Events

Material Litigations or Arbitrations	55

Major Connected Transactions	55

Material Contracts and Their Performance	71

Undertakings	72

Restriction on Major Assets	73

Targeted Poverty Alleviation	73

China Life Insurance Company Limited    Annual Report 2018

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, the framework agreement between CLI and AMP, the framework agreements entered into by Chongqing International Trust Inc. (“Chongqing Trust”) with CLWM and AMC, respectively, and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLI, CLEC and China Life Capital. Therefore, each of CLIC, CLP&C, CLI, CLEC and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Each of CLWM and AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing Trust. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, and the framework agreement between the Company and CLWM, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2017. The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 34 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ending 31 December 2020 is RMB708 million.

For the year ended 31 December 2018, the service fee paid by CLIC to the Company amounted to RMB629.46 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016-2018 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 34 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ended 31 December 2018 was RMB1,500 million. On 28 December 2018, the Company and AMC entered into the 2019-2021 asset management agreement, with a term of three years from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC will continue to invest and manage assets entrusted to it by the Company on a discretionary basis. The annual cap for the three years ending 31 December 2021 is RMB2,000 million.

For the year ended 31 December 2018, the Company paid AMC a service fee of RMB1,325.91 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016-2018 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 34 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2018 were RMB320 million, RMB310 million and RMB300 million, respectively. On 29 December 2018, CLIC and AMC entered into the 2019-2021 asset management agreement, with an entrustment term from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC will continue to invest and manage assets entrusted to it by CLIC on a discretionary basis. The annual caps for the three years ending 31 December 2021 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the year ended 31 December 2018, CLIC paid AMC a service fee of RMB99.78 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 30 June 2017. As approved by the 2016 Annual General Meeting of the Company, the Company and CLI entered into the 2017-2018 asset management agreement for alternative investments on 30 June 2017, with retrospective effect from 1 January 2017 until 31 December 2018. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee, a floating management fee and a performance-based bonus. For details as to the method of calculation of the investment management service fee, floating management fee and performance-based bonus, please refer to Note 34 in the Notes to the Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI would also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance, and such related financial products would be limited to infrastructure investment schemes and project asset-backed schemes.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

The contractual amount of the assets entrusted by the Company to CLI for investment and management would not exceed RMB550,000 million or its equivalent in foreign currency (including the contractual amount of the assets already entrusted prior to the execution of the agreement and the contractual amount of the assets newly entrusted during the term of the agreement) as at the expiry date of the agreement. In particular, the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2018 was RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus was RMB990 million or its equivalent in foreign currency.

As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Pursuant to the agreement, CLI will continue to invest and manage assets entrusted to it by the Company, and the Company will pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. The agreement took effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

Amount of Assets Newly

Entrusted for Investment

and Management during the

Period (Including the Amount for
Subscription of the Related

Financial Products)

(RMB million or its equivalent in

foreign currency)

		Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ending	200,000	1,391
31 December 2019	(including the amount for the subscription of the related financial products: 100,000)
For the year ending	200,000	1,982
31 December 2020	(including the amount for the subscription of the related financial products: 100,000)
For the year ending	200,000	2,266
31 December 2021	(including the amount for the subscription of the related financial products: 100,000)

The above amount of assets entrusted by the Company to CLI for investment and management for the year ending 31 December 2019 will also include the amount of subscription of the fund products by the Company under the cooperation framework agreement for investment management with insurance funds between the Company and China Life Capital for the year ending 31 December 2019 (for details, please refer to the section headed “(4) Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital” below).

China Life Insurance Company Limited    Annual Report 2018

Significant Events

For the year ended 31 December 2018, the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI amounted to RMB528.58 million. As at 31 December 2018, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB297,636.67 million, among which, the contractual amount of the assets newly entrusted by the Company in 2018 was RMB61,146.28 million (including the contractual amount of RMB4,600 million for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance, and the contractual amount of the assets newly entrusted by the Company of RMB0 million in its co-investment with CLIC and CLP&C).

(4)	Cooperation Framework Agreement for Investment Management with Insurance funds between the Company and China Life Capital

The Company entered into the “Cooperation Framework Agreement for Investment Management with Insurance Funds” with China Life Capital on 7 June 2018, with a term from 7 June 2018 to 31 December 2019. Pursuant to the agreement, the Company will subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (including individually and jointly with third parties) as the general partner, and/ or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the two years ending 31 December 2019, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the fund products are RMB150 million and RMB200 million, respectively.

For the year ended 31 December 2018, the amount of the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries served as the general partner was RMB0 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB11.75 million.

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2018. The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 34 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2020 are RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

For the year ended 31 December 2018, CLP&C paid the Company an agency service fee of RMB2,958.77 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB2,187.00 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,514.50 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients was RMB27.85 million, and the fees for other daily transactions were RMB1.96 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB773.27 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB601.77 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients is RMB100 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

For the year ended 31 December 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB1,500 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB1,156.47 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients was RMB24.81 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients was RMB4.51 million, and the fees for other daily transactions were RMB0.08 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(5)	Framework Agreement between CLI and AMP

CLI and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions” on 20 December 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, CLI and AMP will conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual cap of the management fee and performance-based fee payable by CLI for the asset management for specific clients is RMB50 million; and the annual cap of the fees for other daily transactions is RMB50 million.

For the year ended 31 December 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB539.36 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB591.71 million, the management fee and performance-based fee paid by CLI for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 30 December 2015 entered into between the Company and CLWM expired on 31 December 2017. The Company and CLWM entered into the 2018 framework agreement on 28 December 2017, pursuant to which the Company will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services is RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, the management fee paid by the Company for the asset management services was RMB3.60 million, the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million, and the fees for other daily transactions were RMB12.27 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(2)	Framework Agreement between CLIC and CLWM

The “Framework Agreement in relation to Asset Management Services” dated 26 January 2016 entered into between CLIC and CLWM expired on 31 December 2017. CLIC and CLWM entered into the 2018 framework agreement on 27 December 2017, pursuant to which CLIC will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services are RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively.

For the year ended 31 December 2018, the management fee paid by CLIC for the asset management services was RMB1.35 million, and the advisory fee paid by CLIC for the advisory services was RMB2.98 million.

(3)	Framework Agreement between CLP&C and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 9 March 2016 entered into between CLP&C and CLWM expired on 31 December 2017. CLP&C and CLWM entered into the 2018 framework agreement on 29 December 2017, pursuant to which CLP&C will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services are RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively.

For the year ended 31 December 2018, the management fee paid by CLP&C for the asset management services was RMB0.56 million, the advisory fee paid by CLP&C for the advisory services was RMB4.79 million, and the fees for other daily transactions were RMB0.01 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(4)	Framework Agreement between CLI and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 3 February 2016 entered into between CLI and CLWM expired on 31 December 2017. CLI and CLWM entered into the 2018 framework agreement on 20 December 2017, pursuant to which CLI will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee for the asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively.

For the year ended 31 December 2018, the management fee for the asset management services was RMB0.01 million, the advisory fee for the advisory services were RMB0 million, and the fees for other daily transactions were RMB0 million.

(5)	Framework Agreement between Pension Company and CLWM

Pension Company and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 26 March 2018, pursuant to which Pension Company will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions are RMB90 million, RMB180 million and RMB270 million, respectively.

For the year ended 31 December 2018, the management fee paid by Pension Company for the asset management services was RMB0 million, the advisory fee paid by Pension Company for the advisory services was RMB0.24 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(6)	Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, pursuant to which CLEC will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions are RMB200 million; RMB300 million and RMB400 million, respectively.

For the year ended 31 December 2018, there was no relevant transaction between CLEC and CLWM.

6.	Framework Agreements with Chongqing Trust

(1)	Framework Agreement between the Company and Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust will conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB50,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products is RMB4,500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, the subscription amount of the trust products was RMB11,439.89 million (including the trustee’s remuneration of RMB4.92 million received by Chongqing Trust from the trust assets), the redemption amount of the trust products was RMB0 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(2)	Framework Agreement between CLWM and Chongqing Trust

CLWM and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, with a term from 1 January 2018 to 31 December 2019. Pursuant to the agreement, CLWM and Chongqing Trust will conduct the subscription of trust products, asset management services, advisory services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB10,000 million (including the trustee’s remuneration of no more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the management fee for the asset management services is RMB150 million; the annual cap of the advisory fee for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, there was no relevant transaction between CLWM and Chongqing Trust.

(3)	Framework Agreement between AMC and Chongqing Trust

AMC and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 7 November 2018. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, AMC and Chongqing Trust will conduct the subscription of trust products, asset management services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending 31 December 2019, the annual caps of the subscription amount of the trust products are RMB1,200 million and RMB1,800 million, respectively (including the trustee’s remuneration of no more than RMB100 million and RMB150 million, respectively, per year to be received by Chongqing Trust from the trust assets); the annual caps of the management fee for the asset management services are RMB100 million and RMB150 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2018, there was no relevant transaction between AMC and Chongqing Trust.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)

for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)

nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted on normal commercial terms;

(3)

the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

(4)	the amounts of the above transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(II)	Other Major Connected Transactions

1.	Acquisition of Properties by the Company and CLP&C

As approved by the 15th meeting of the fifth session of the Board of Directors of the Company, Tianjin Branch of the Company and Tianjin Branch of CLP&C jointly acquired properties located at the business center district in Tianjin, the PRC. On 18 March 2018, Tianjin Branch of the Company and Tianjin Tiantai Property Development Co., Ltd. (“Tiantai Property”) entered into the “Agreement for the Sale and Purchase of Commodity Housing in Tianjin”, pursuant to which Tianjin Branch of the Company agreed to acquire the property located at 7-25 floors and 31-47 floors, Office Tower, No. 38 Qufu Road, Heping District, Tianjin, the PRC, with a gross floor area of 72,855.08 square meters, from Tiantai Property at a consideration of RMB1,912,088,604. The property is used as office premises and part of it is for leasing purpose. Tiantai Property handed over the property to Tianjin Branch of the Company on 28 June 2018, and assisted Tianjin Branch of the Company in completing the registration of ownership of the property.

2.	Capital Injection to CLP&C

On 7 May 2018, the Company, CLIC and CLP&C entered into the “Capital Injection Contract of China Life Property and Casualty Insurance Company Limited”, pursuant to which the Company and CLIC agreed CLP&C to convert its undistributed profits into share capital. As a result, the registered capital of CLP&C increased from RMB15 billion to RMB18.8 billion, and its total number of shares increased from 15 billion shares to 18.8 billion shares. In particular, the number of shares of CLP&C held by the Company and CLIC increased by 1.52 billion shares and 2.28 billion shares, respectively, and their capital injection amounts were RMB1.52 billion and RMB2.28 billion, respectively. As the capital increase was made by way of capitalization of CLP&C’s undistributed profits, none of the Company or CLIC was required to make any cash payment in respect of the capital injection. After the completion of the capital injection, CLP&C continues to be held as to 40% by the Company and 60% by CLIC.

3.	Formation of Partnerships

(1)

The Company and Shandong New Kinetic Energy Fund Management Company Limited (“Shandong New Kinetic Energy”), each as a limited partner, entered into a partnership agreement with China Life Xinchuang (Shandong) Investment Company Limited (“China Life Xinchuang”), as the general partner, on 28 December 2018 for the formation of a partnership. The total capital contribution by all partners of the partnership shall be RMB5,000,000,000, of which RMB3,950,000,000 shall be contributed by the Company, RMB1,000,000,000 shall be contributed by Shandong New Kinetic Energy, and RMB50,000,000 shall be contributed by China Life Xinchuang. China Life Capital acted as the manager of the partnership. The partnership intends to invest mainly in equity projects of excellent quality involving mixed ownership reforms and strategic emerging industries and to focus on the “top ten” industries in Shandong Province, including but not limited to strategic emerging industries such as the new generation of information technology, manufacturing of high-end equipment, and new materials, as well as the industries of excellent quality for key development in Shandong Province such as tourism and leisure, culture, and modern finance.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

(2)

The Company, as the limited partner, entered into a partnership agreement with China Life Properties Investment Management Company Limited (“China Life Properties”), as the general partner, on 29 December 2018 for the formation of a partnership. The total initial capital amount of the partnership shall be RMB2,001,000,000, of which RMB2,000,000,000 shall be contributed by the Company, and RMB1,000,000 shall be contributed by China Life Properties. China Life Capital acted as the manager of the partnership. The initial capital amount of the partnership will be used for investing in the projects of Aviation Industry Corporation of China Ltd. and its subsidiaries concerning aviation development, mixed ownership reforms, structural adjustment, system transformation of scientific research institutes, private placement of listed companies, as well as other projects approved by the investment decision committee.

Each of China Life Xinchuang, China Life Properties and China Life Capital is an indirect wholly-owned subsidiary of CLIC, and therefore a connected person of the Company. The transactions described above constituted connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transactions.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

III.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

1.

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

3.

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except as otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

IV.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

China Life Insurance Company Limited    Annual Report 2018

Significant Events

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

V.	RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

VI.	TARGETED POVERTY ALLEVIATION

For the performance by the Company of its social responsibility for poverty alleviation during the Reporting Period, please refer to Part 3 of the full text of the “Social Responsibility Report” separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

China Life Insurance Company Limited    Annual Report 2018

06 Corporate Governance

Report of the Board of Directors	75

Report of the Board of Supervisors	84

Changes in Ordinary Shares and Shareholders Information	87

Directors, Supervisors, Senior Management and Employees	91

Report of Corporate Governance	109

China Life Insurance Company Limited    Annual Report 2018

Report of the Board of Directors

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

Executive Directors	Wang Bin (Chairman)	(appointed on 3 December 2018)
	Su Hengxuan	(appointed as a Non-executive Director on 11 July 2018 and re-designated as an Executive Director on 20 December 2018)
Xu Haifeng
	Yang Mingsheng	(resigned on 13 November 2018 due to the reason of age)
	Lin Dairen	(resigned on 19 December 2018 due to the reason of age)
	Xu Hengping	(resigned on 24 January 2019 due to the reason of age)

Non-executive Directors	Yuan Changqing	(appointed on 11 February 2018)
Liu Huimin
Yin Zhaojun
	Wang Sidong	(resigned on 12 January 2018 due to adjustment of work arrangements)

Independent Directors	Chang Tso Tung Stephen
Robinson Drake Pike
Tang Xin
Leung Oi-Sie Elsie

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

I.	PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

II.	BUSINESS REVIEW

(I)	Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the section headed “Management Discussion and Analysis” in this annual report. These discussions form part of the “Report of the Board of Directors”.

(II)	Environmental policies and performance of the Company

The development of ecological civilization is a millennium strategy of the Chinese nation for its sustainable development. Being a non-manufacturing financial insurance company with low energy consumption and light pollution, the Company paid attention to cultivating green and environmental protection culture in its daily operation, and complied with applicable laws and regulations such as the “Environmental Protection Law of the People’s Republic of China”, the “Energy Conservation Law of the People’s Republic of China”, and the “‘13th Five-Year’ Energy Saving and Emission Reduction Comprehensive Work Plan” in a serious manner. The Company also actively launched electronic services, promoted the green office concept, stepped up its efforts in the conservation of energy resources, and encouraged employees to go for green travel in a bid to mitigate any impacts on the environment resulting from its daily operation.

Based on the principles of “participation by all employees, use with great care, driven by professional, environmental protection with low carbon, costs control, conservation and efficiency improvement”, the Company pushed forward the implementation of energy saving and emission reduction. With the introduction of energy conservation servers, the power consumption of every single server decreased from 10 kWh to 0.7 kWh. The Company recycled hazardous wastes, including discarded toner cartridge and ink cartridge. Further, the Company promoted the construction of green buildings, and received a T4 accreditation certificate for its data room in China Life Science and Technology Park from UPTIME of the United States.

The Company expanded the presence of its intelligent mobile service network, launching the innovative services of paperless insurance application, online preservation, mobile counter and mobile claim. As at the end of 2018, the number of paperless insurance applications reached 13.89 million, the business volume of online preservation amounted to 37.54 million, and the number of claims processed via mobile channels were nearly 3.56 million, which was estimated to have saved nearly 1,000 tonnes of paper on a cumulative basis.

(III)	Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of “being trustworthy, assuming risks, emphasizing on services and being legal compliant” and promoted the compliance culture and concepts of “being compliant on a voluntary basis, and creating value from compliance”, thereby creating the compliance environment of “starting from the top level and having responsibility for all to be compliant”. The Company strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law and the “Regulations for the Administration of Insurance Companies”, and implemented the spirit and requirements of major regulatory documents on product development and design, sales management, investment supervision and corporate governance, etc., as released by the CBIRC in a stringent manner for the purpose of further carrying

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

out compliance management responsibilities at all levels and in various lines. The Company consistently improved the compliance management framework of “three lines of defense” in business, compliance and audit to ensure that the three lines of defense performed their own functions and collaborated with each other, which formed a joint force in compliance management. The Company also consolidated its foundation in all aspects for its steady and healthy development and firmly defended the bottom line of the systematic risk, which guaranteed the healthy and high-quality development of the Company on an ongoing basis.

(IV)	Relationship between the Company and its customers

With adherence to the customer-oriented approach all along, the Company is committed to offering high-quality services to its customers on a continuous basis, which made customer satisfaction and customer experience as the basic standards for assessing its services. The Company has provided insurance policy services and value-added services for more than 500 million customers. In 2018, the evaluation results of customer satisfaction and customer loyalty increased by 1.44% and 3.60% year-on-year, respectively, reaching a new record high.

Subject to the widespread provision of counter services, the Company built a service line consisting of “product + telephone + internet” by actively applying technologies such as cloud computing, big data and artificial intelligence, and accomplished the goal of synergy effect and mutual sharing brought by the Company’s subscribers, customers, services and products through 95519 multi-media customer contact center, China Life “Life Insurance APP” and the WeChat official account, etc., which constantly optimized customer experience. In addition, the Company attached great importance to the protection of the rights and interests of insurance customers, and consistently commenced the comprehensive governance for customer complaints so as to further improve and optimize services. In 2018, the total number of complaints received by the Company decreased by 35.71% year on year, and the quantitative management indicators in connection with the supervision of complaints were positive when compared with last year.

The Company strived to satisfy customers’ demands, expand the scope of value-added services, enhance and optimize customer perception, and maintain good interaction with its customers. The Company organized the customer festival activities of “Hand-in-Hand with China Life for the Creation of the Future” through online and offline platforms, held 36,000 value-added service activities with the theme of health, sports and parent-child activities for the year, and offered quality services that satisfied the needs of high net-worth customers, such as exclusive insurance policy and exclusive healthcare.

(V)	Relationship between the Company and its employees

The Company created a harmonious labor relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following three mechanisms: an employee team management mechanism with the characteristics of basic level orientation, combination of training and utilization of employees, hierarchical responsibility and unified regulation; a performance management mechanism that is result-oriented, adopts vertical assessment and horizontal ranking, and focuses on application; and a remuneration distribution mechanism that is based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level. The Company was concerned about the overall development of employees, and actively facilitated the career development of employees through various means, such as education and training, mentoring, job rotation and exchange of opinions, practice at local branches, assessment of the competent staff, base platform training, and talent cultivation under the Spark Program. The Company attached importance to humanistic concern by safeguarding the legitimate rights and interest of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

The Company actively promoted the construction of a democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and the Company. Its head office and provincial branches have fully established the system of employee representative meetings, organized their respective employees to perform democratic management and supervisory role according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the supervisory and performing functions of proposals in a serious manner and constantly improving democratic management. The first meeting of the first session of the member representative meeting of the trade union of the Company was held in Zhejiang on 22 October 2018, which put into practice the election system of the Company for trade union and promoted such system in trade unions at all levels within the Company.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.

III.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.

The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.

The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.

Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

2.

Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

3.

Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CBIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(III)	In accordance with Article 213 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2018

In accordance with the profit distribution plan for the year 2018 approved by the Board on 27 March 2019, with the appropriation to its discretionary surplus reserve fund of RMB1,275 million (10% of the net profit for 2018), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB4,522 million to all shareholders of the Company at RMB0.16 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2018 Annual General Meeting to be held on 30 May 2019 (Thursday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinions in this regard.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2018	—	1.6	—	4,522	11,395	40%
2017	—	4.0	—	11,306	32,253	35%
2016	—	2.4	—	6,784	19,127	35%

IV.	CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

V.	RESERVES

Details of the reserves of the Company are set out in Note 37 in the Notes to the Consolidated Financial Statements in this annual report.

VI.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB198 million.

VII.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

VIII.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 35 in the Notes to the Consolidated Financial Statements in this annual report.

IX.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 14 June 2018 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 6 June 2018 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

X.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

XI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in 2018. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

XII.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Report of Corporate Governance” in this annual report.

XIII.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contracts with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

XIV.	INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

XV.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

XVI.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

XVII.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no pre-emptive rights for the shareholders of the Company. At present, the Company does not have any arrangement for share options.

XVIII.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

XIX.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

1.	during the Reporting Period, the Company did not provide any external guarantee;

2.

the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

3.	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

XX.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

XXI.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2018.

XXII.	MAJOR CUSTOMERS

In 2018, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

XXIII.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (27 March 2019), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

XXIV.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

XXV.	AUDITORS

A resolution was passed at the 2017 Annual General Meeting to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2018, and Ernst & Young as the Hong Kong auditor of the Company for the year 2018, who will hold office until the conclusion of the 2018 Annual General Meeting. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for six consecutive years.

Remuneration paid by the Company to the auditors is subject to the approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2018 was as follows:

Service/Nature	Fees (RMB million)

Audit, review and agreed-up procedures fee	59.63
Including: Internal control audit fee	11.14
Non-audit services fee	4.88
Total	64.51

At the 2018 Annual General Meeting to be held on 30 May 2019, the Board will propose a resolution to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2019, and Ernst & Young as the Hong Kong auditor of the Company for the year 2019.

By Order of the Board Wang Bin Chairman

Beijing, China 27 March 2019

China Life Insurance Company Limited    Annual Report 2018

Report of the Board of Supervisors

I.	ACTIVITIES OF THE BOARD OF SUPERVISORS

(I)

Currently, the sixth session of the Board of Supervisors comprises Mr. Jia Yuzeng, Mr. Luo Zhaohui, Mr. Tang Yong, Mr. Song Ping and Mr. Huang Xin, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Of the members of the Board of Supervisors, Mr. Jia Yuzeng, Mr. Luo Zhaohui and Mr. Tang Yong are Non-employee Representative Supervisors, and Mr. Song Ping and Mr. Huang Xin are Employee Representative Supervisors. In January 2018, Mr. Li Guodong resigned from his position as an Employee Representative Supervisor due to adjustment of work arrangements. In February 2018, Ms. Xiong Junhong resigned from her position as a Non-employee Representative Supervisor due to adjustment of work arrangements. In June 2018, Mr. Miao Ping and Ms. Wang Cuifei retired from their positions as Supervisors of the Company due to the expiry of the term of the fifth session of the Board of Supervisors. In February 2019, Mr. Shi Xiangming resigned from his position as a Supervisor of the Company due to adjustment of work arrangements.

(II)

Attending meetings of the Board of Supervisors and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings” of the Company, and in accordance with the work arrangement of the Board of Supervisors, the Board of Supervisors convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management, etc. The fifth session of the Board of Supervisors and the sixth session of the Board of Supervisors held six meetings in total, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

(III)

Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2018, the Board of Supervisors attended the 2017 Annual General Meeting and the First Extraordinary General Meeting 2018 of the Company, and participated in the regular meetings of

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

the Board. All members of the Board of Supervisors participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Assets and Liabilities Management Committee, respectively, in accordance with the work allocation among Supervisors determined by the Board of Supervisors, with a focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

(IV)

Supervising and evaluating the performance of duties by Directors. In 2018, the Company formulated the “Provisional Measures for Evaluating the Performance of Duties by Directors” and commenced the evaluation of the performance of duties by Directors for the first time in accordance with the requirements such as the “Measures for the Administration of Independent Directors of Insurance Institutions” issued by the CBIRC and the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China and after taking into account the actual situation of its corporate governance. Based on the performance of duties by Directors in 2018 and by reference to the information obtained during their participation of meetings of the Board and various special committees, the members of the Board of Supervisors evaluated and scored the Directors of the Company and formed evaluation opinions on them, which therefore improved the mechanism for the supervision and evaluation of duty performance of Directors.

(V)

Actively conducting research and investigation activities and examining and understanding the business operation of local branches. In November 2018, Mr. Jia Yuzeng, the Chairman of the Board of Supervisors, and Mr. Luo Zhaohui and Mr. Huang Xin, members of the Board of Supervisors, carried out investigation and research on Hainan Branch of the Company, successively listened to business reports from Hainan Branch, Haikou Sub-branch and Qionghai Sub-branch of the Company, and exchanged opinions in great depth with the person-in-charge, management cadres and sales representatives from the local branches during seminars. Through investigation and research, the Board of Supervisors comprehended the working situation of local branches in great depth and examined the effectiveness of the implementation of decisions of the Board and the management, thus further enhancing the legal compliance and risk prevention of the Company in a practical manner.

(VI)

Attending training courses as well as assessment and selection activities, and constantly enhancing performance of duties by the Supervisors. In 2018, Mr. Luo Zhaohui and Mr. Song Ping, members of the Board of Supervisors, attended the 4th and 5th special training courses of 2018 for directors and supervisors of listed companies within Beijing as organized by the Listed Companies Association of Beijing, which gave them the opportunity to learn and understand the regulatory overview of listed companies within Beijing, cases of non-compliance of listed companies and their related entities, and measures adopted to prevent the occurrence of such non-compliance. All members of the Board of Supervisors attended the special training courses for the performance of duties by directors, supervisors and senior management officers and the training programs on anti-money laundering as organized by the Company. Pursuant to the regulatory requirements of the industry, the new Supervisors of the Company sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC. The Board of Supervisors of the Company participated in the activity of “Research on Topics in relation to the Board of Supervisors of Listed Companies” as organized by the China Association for Public Companies and was awarded the “Outstanding Award for Research on Special Topics”.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

II.	INDEPENDENT OPINION OF THE BOARD OF SUPERVISORS ON CERTAIN MATTERS

During the Reporting Period, the Board of Supervisors of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings”.

(I)

The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Board of Supervisors is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

(II)

The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued standard and unqualified auditors’ reports in respect of the financial statements for the year 2018 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

(III)

Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Board of Supervisors is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

(IV)

Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Board of Supervisors is not aware of any acts harming the interests of the Company.

(V)

Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Board of Supervisors of the Company reviewed the self-evaluation report on the Company’s internal control system and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control system.

By Order of the Board of Supervisors Jia Yuzeng Chairman of the Board of Supervisors

Beijing, China 27 March 2019

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Changes in Ordinary Shares and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II.	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

III.	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

(I)	Total Number of Shareholders and Their Shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 134,023 No. of H Share shareholders: 27,923	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of the annual report	No. of A Share shareholders: 114,811 No. of H Share shareholders: 27,841

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	—	—
HKSCC Nominees Limited	Overseas legal person	25.90%	7,320,297,655	+1,061,195	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	+129,435,132	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.11%	30,709,362	+7,733,175	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	0	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.06%	18,175,923	+5,387,586	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	0	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	0	—	—
National Social Security Fund Portfolio 407	State-owned legal person	0.04%	10,949,667	+8,396,936	—	—

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(II)	Information Relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Wang Bin

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the former China Insurance Regulatory Commission in 2003, China Life Insurance Company was restructured as CLIC.

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2018, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited, representing 23.72% of its total shares.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2018, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	591,071,341	(L)	7.94%		0.02%
			5,623,000	(S)	0.08%		0.02%
JPMorgan Chase & Co. (Note 2)	Interest in controlled corporation, investment manager, person having a security interest in shares/approved lending agent	H Shares	443,651,525	(L)	5.96%		1.57%
			49,562,790 220,178,742	(S) (P)	0.66 2.95	% %	0.18 0.78	% %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(Note 1):

BlackRock, Inc. was interested in a total of 591,071,341 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,975,000 H Shares, 10,255,000 H Shares, 149,397,927 H Shares, 236,713,000 H Shares, 1,174,000 H Shares, 24,758,829 H Shares, 1,183,000 H Shares, 4,201,000 H Shares, 24,592,064 H Shares, 1,024,000 H Shares, 1,101,000 H Shares, 2,315,700 H Shares, 56,896,088 H Shares, 4,621,975 H Shares, 28,483,338 H Shares, 479,000 H Shares, 27,401,787 H Shares, 12,143,619 H Shares, 48,000 H Shares, and 307,014 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 591,071,341 H Shares, 193,000 H Shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 5,623,000 H Shares (0.08%). Of these 5,623,000 H Shares, 2,222,000 H Shares were cash settled unlisted derivatives.

(Note 2):

JPMorgan Chase & Co. was interested in a total of 443,651,525 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, JPMorgan Chase Bank, N.A.-Taipei Branch, J.P. Morgan Bank Luxembourg S.A.-Amsterdam Branch, J.P. Morgan Bank Luxembourg S.A.-Stockholm Bankfilial, J.P. Morgan Securities LLC, JPMORGAN CHASE BANK, N.A.-LONDON BRANCH, J.P. Morgan Whitefriars LLC, J.P. Morgan Investment Management Inc., JPMorgan Asset Management (Taiwan) Limited, JPMORGAN ASSET MANAGEMENT (UK) LIMITED, J.P. Morgan Europe Limited, Oslo Branch, J.P. Morgan Europe (UK), Copenhagen Br, filial af J.P. Morgan Europe Ltd, Storbritannien, J.P. Morgan Bank Luxembourg, Copenhagen Br, filial af J.P. Morgan Bank Luxembourg S.A., JPMorgan Chase Bank, N.A.-Sydney Branch, J.P. Morgan Europe Limited (UK), Stockholm Bankfilial, J.P. Morgan Bank Luxembourg S.A., JPMorgan Chase Bank, National Association, JPMorgan Chase Bank, N.A.-Hong Kong Branch, JF Asset Management Limited, J.P. Morgan (Suisse) SA and J.P. MORGAN SECURITIES PLC were interested in 2,955,000 H Shares, 323,100 H Shares, 2,201,019 H Shares, 4,816,830 H Shares, 42,166,976 H Shares, 1,000,000 H Shares, 49,598,361 H shares, 1,800,000 H shares, 18,546,000 H shares, 289,240 H shares, 369,000 H shares, 62,000 H Shares, 3,390,000 H Shares, 2,110,636 H Shares, 10,612,000 H Shares, 151,504,952 H Shares, 8,141,503 H Shares, 38,019,000 H Shares, 5,173,316 H Shares and 100,572,592 H Shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 443,651,525 H Shares are 220,178,742 H Shares (2.95%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 443,651,525 H Shares, 9,701,000 H Shares were physically settled listed derivatives, 41,000 H Shares were cash settled listed derivatives, 2,283,278 H Shares were physically settled unlisted derivatives and 9,503,000 H Shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 49,562,790 H Shares (0.66%). Of these 49,562,790 H Shares, 6,992,000 H Shares were physically settled listed derivatives, 6,181,000 H Shares were cash settled listed derivatives, 18,922,056 H Shares were physically settled unlisted derivatives. 11,882,008 H Shares were cash settled unlisted derivatives and 1 H Share was convertible instruments listed derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 31 December 2018, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Directors, Supervisors, Senior Management and Employees

I.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I)	CURRENT DIRECTORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Wang Bin	Chairman of the Board, Executive Director	Male	November 1958	Since 3 December 2018	0	0	/	0	0	0	Yes
Su Hengxuan	Executive Director	Male	February 1963	Since 20 December 2018	0	0	/	0	0	0	Yes
Xu Haifeng	Executive Director	Male	May 1959	Since 11 July 2015	0	0	/	143.20	23.24	166.44	No
Yuan Changqing	Non-executive Director	Male	September 1961	Since 11 February 2018	0	0	/	0	0	0	Yes
Liu Huimin	Non-executive Director	Male	June 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Yin Zhaojun	Non-executive Director	Male	July 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Chang Tso Tung Stephen	Independent Director	Male	November 1948	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	October 1951	Since 11 July 2015	0	0	/	32.00	0	32.00	No
Tang Xin	Independent Director	Male	September 1971	Since 7 March 2016	0	0	/	32.00	0	32.00	Yes
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	Since 20 July 2016	0	0	/	30.00	0	30.00	Yes

Total	/	/	/	/	0	0	/	/	/	292.44	/

Notes:

1.

According to the “Procedural Rules for Board Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.

2.

The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

4.

At the 2017 Annual General Meeting held on 6 June 2018, the sixth session of the Board of Directors of the Company was elected. At the first meeting of the sixth session of the Board of Directors held on the same date, Mr. Yang Mingsheng was elected as the Chairman of the sixth session of the Board of Directors of the Company. Due to the reason of age, Mr. Yang Mingsheng resigned from his positions of Executive Director and Chairman of the Board of Directors of the Company on 13 November 2018. At the First Extraordinary General Meeting 2018 held on 13 November 2018, Mr. Wang Bin was elected as an Executive Director of the Company. At the seventh meeting of the sixth session of the Board of Directors held on the same date, Mr. Wang Bin was elected as the Chairman of the sixth session of the Board of Directors of the Company. Upon the approval by the CBIRC, the appointment of Mr. Wang Bin became effective on 3 December 2018.

5.

Following the election at the 2017 Annual General Meeting of the Company and upon the approval by the CBIRC, Mr. Su Hengxuan became a Non-executive Director of the Company on 11 July 2018. After the consideration and approval by the ninth meeting of the sixth session of the Board of Directors of the Company, Mr. Su Hengxuan was re-designated from a Non-executive Director to an Executive Director on 20 December 2018. Following the election at the First Extraordinary General Meeting 2017 and upon the approval by the CBIRC, Mr. Yuan Changqing became a Non-executive Director of the Company on 11 February 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(II)	CURRENT SUPERVISORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Jia Yuzeng	Chairman of the Board of Supervisors	Male	June 1962	Since 11 July 2018	0	0	/	62.65	11.90	74.55	No
Luo Zhaohui	Supervisor	Male	March 1974	Since 11 February 2018	0	0	/	0	0	0	Yes
Tang Yong	Supervisor	Male	July 1972	Since 2 February 2019	0	0	/	/	/	/	No
Song Ping	Employee Representative Supervisor	Male	June 1964	Since 15 March 2018	0	0	/	40.29	26.75	67.04	No
Huang Xin	Employee Representative Supervisor	Male	February 1974	Since 20 June 2018	0	0	/	28.20	19.01	47.21	No

Total	/	/	/	/	0	0	/	/	/	188.80	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.

The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Chairman of the Board of Supervisors and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

4.

At the 2017 Annual General Meeting held on 6 June 2018, the sixth session of the Board of Supervisors of the Company was elected. Following the election at the 2017 Annual General Meeting of the Company and upon the approval by the CBIRC, Mr. Jia Yuzeng became a Non-employee Representative Supervisor of the Company on 11 July 2018. At the first meeting of the sixth session of the Board of Supervisors held on 20 July 2018, Mr. Jia Yuzeng was elected as the Chairman of the sixth session of the Board of Supervisors of the Company.

5.

Following the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CBIRC, Mr. Luo Zhaohui became a Non-employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company on 11 February 2018. Following the election at the sixth extraordinary meeting of the second session of the employee representative meeting and upon the approval by the CBIRC, Mr. Song Ping became an Employee Representative Supervisor of the fifth session of the Board of Supervisors of the Company on 15 March 2018. At the second extraordinary meeting of the second session of the employee representative meeting held on 14 May 2018, Mr. Song Ping and Mr. Huang Xin were elected as Employee Representative Supervisors of the sixth session of the Board of Supervisors of the Company. Upon the approval by the CBIRC, the appointment of Mr. Huang Xin as a Supervisor became effective on 20 June 2018. Following the election at the First Extraordinary General Meeting 2018 of the Company and upon the approval by the CBIRC, Mr. Tang Yong became a Non-employee Representative Supervisor of the Company on 2 February 2019.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(III)	CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Su Hengxuan	President (the qualification is still subject to the approval by the CBIRC)	Male	February 1963	refer to the notes	0	0	/	0	0	0	Yes
Xu Haifeng	Vice President	Male	May 1959	Since November 2014	0	0	/	143.20	23.24	166.44	No
Li Mingguang	Vice President, Chief Actuary, Board Secretary	Male	July 1969	Appointed as Vice President since November 2014, Chief Actuary since March 2012, Board Secretary since June 2017	0	0	/	143.20	23.36	166.56	No
Zhao Lijun	Vice President	Male	July 1963	Since July 2016	0	0	/	143.20	23.29	166.49	No
Xiao Jianyou	Vice President	Male	September 1968	Since October 2016	0	0	/	125.30	23.29	148.59	No
Zhao Peng	Vice President	Male	April 1972	Since March 2018	0	0	/	124.55	23.34	147.89	No
Ruan Qi	Vice President	Male	July 1966	Since April 2018	0	0	/	123.81	23.93	147.74	No
Zhan Zhong	Marketing Director	Male	April 1968	Since August 2017	0	0	/	107.40	31.57	138.97	No
Yang Hong	Operation Director	Female	February 1967	Since March 2018	0	0	/	89.50	26.28	115.78	No
Xu Chongmiao	Compliance Officer	Male	October 1969	Since July 2018	0	0	/	25.28	16.38	41.66	No

Total	/	/	/	/	0	0	/	/	/	1,240.12	/

Notes:

1.

The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

2.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

3.

After the consideration and approval by the ninth meeting of the sixth session of the Board of Directors of the Company, Mr. Su Hengxuan was appointed as the President of the Company and the qualification of his appointment is still subject to the approval by the CBIRC. After the consideration and approval by the ninteenth meeting of the fifth session of the Board of Directors of the Company, Mr. Zhao Peng was appointed as the Vice President of the Company on 2 March 2018, and Ms. Yang Hong was appointed as the Operation Director of the Company on 2 March 2018. After the consideration and approval by the ninteenth meeting of the fifth session of the Board of Directors of the Company and upon the approval by the CBIRC, Mr. Ruan Qi was appointed as the Vice President of the Company on 8 April 2018. After the consideration and approval by the twenty-fourth meeting of the fifth session of the Board of Directors of the Company and upon the approval by the CBIRC, Mr. Xu Chongmiao was appointed as the Compliance Officer of the Company on 17 July 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(IV)	RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company	Reason for changes
Yang Mingsheng	Chairman of the Board, Executive Director	Male	August 1955	22 May 2012-13 November 2018	0	0	/	0	0	0	Yes	Resigned due to the reason of age
Lin Dairen	Executive Director President	Male	June 1958	27 October 2008- 19 December 2018 April 2014 –December 2018	0	0	/	179.00	23.46	202.46	No	Resigned due to the reason of age
Xu Hengping	Executive Director Vice President	Male	November 1958	11 July 2015 – 24 January 2019 November 2014-January 2019	0	0	/	143.20	23.24	166.44	No	Resigned due to the reason of age
Wang Sidong	Non-executive Director	Male	December 1961	24 July 2012-12 January 2018	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Xiong Junhong	Supervisor	Female	December 1968	20 October 2014-23 February 2018	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Li Guodong	Employee Representative Supervisor	Male	April 1965	31 August 2017-2 January 2018	0	0	/	/	/	/	No	Resigned due to the adjustment of work arrangements
Miao Ping	Chairman of the Board of Supervisors	Male	April 1958	11 July 2015-6 June 2018	0	0	/	71.60	11.33	82.93	No	Retired due to the expiry of the fifth session of the Board of Supervisors
Wang Cuifei	Employee Representative Supervisor	Female	January 1964	11 July 2015-6 June 2018	0	0	/	27.72	16.56	44.28	No	Retired due to the expiry of the fifth session of the Board of Supervisors
Shi Xiangming	Supervisor	Male	November 1959	25 May 2009 – 18 February 2019	0	0	/	59.38	30.89	90.27	No	Resigned due to the adjustment of work arrangements

Total	/	/	/	/	0	0	/	/	/	586.38	/	/

Notes:

1.

This table sets out the information of Directors, Supervisors and Senior Management who resigned or retired during the period from the beginning of the Reporting Period to the submission date of this annual report.

2.	The emoluments are calculated based on the terms of office of the resigned and retired Directors, Supervisors and Senior Management during the Reporting Period.
3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

DIRECTORS

Mr. Wang Bin, born in 1958, Chinese

Mr. Wang is the Chairman of the Board of Directors of the Company, the Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company, the Chairman of the Board of Directors of China Life Asset Management Company Limited, the Chairman of the Board of Directors of China Life Insurance (Overseas) Company Limited, and a Director and the Chairman of the Board of Directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions, with nearly 30 years of experience in financial management. He worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the General Manager of Jiangxi Branch of Agricultural Development Bank of China, and the President of Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He served as the Vice President of the Bank of Communications from 2005 to 2012 and concurrently served as an Executive Director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the Chairman of the Board of Directors and the Secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China, and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became an Executive Director of the Company in December 2018. He was appointed by the Board of Directors as the President of the Company in December 2018 (the qualification of his appointment is still subject to the approval by the CBIRC). He served as the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018. Mr. Su served various positions in the Company from 2000 to 2015, including the Deputy General Manager of Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance business.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Xu Haifeng, born in 1959, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non-executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non-executive Director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February to November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Business Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master’s degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance business and insurance management.

Mr. Yuan Changqing, born in 1961, Chinese

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Liu Huimin, born in 1965, Chinese

Mr. Liu became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and a Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics and the Peking University with a bachelor’s degree in national economic management, respectively.

Mr. Yin Zhaojun, born in 1965, Chinese

Mr. Yin became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as an Assistant to the President of Beijing branch and the Vice President of Shanxi branch of the Bank of Communications from 2005, and the President of Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a bachelor’s degree in economics.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the Listed Companies Association of the PRC, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, a member of the Executive Council of Hong Kong, the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of PetroChina Company Limited since June 2017.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

SUPERVISORS

Mr. Jia Yuzeng, born in 1962, Chinese

Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. During the period from 2006 to March 2018, he served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operation) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Luo Zhaohui, born in 1974, Chinese

Mr. Luo became a Supervisor of the Company in February 2018. Mr. Luo worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Tang Yong, born in 1972, Chinese

Mr. Tang became a Supervisor of the Company in February 2019. He is the Deputy General Manager of the Supervision Department of the Company, who is responsible for the daily operation of the Supervision Department. From October 2016 to August 2018, he served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of the Company. From 2011 to 2016, Mr. Tang served as the Division Chief of the System Staff Management Division of the Human Resources Department, the General Manager of the Human Resources Department of Jiangxi Branch, and the Division Chief of the Planning Division of the Human Resources Department of the Company. From 2006 to 2011, he served as the Senior Supervisor and the Deputy Division Chief of the Organization Division, and the Deputy Division Chief of the System Staff Management Division of the Human Resources Department of the Company. From 2004 to 2006, he served as the Secretary at the level of battalion commander and the Secretary at the level of deputy regimental commander of the General Office of the General Political Department of the Chinese People’s Liberation Army. Mr. Tang graduated from the Party School of the Central Committee of the Chinese Communist Party majoring in political science and law in December 1998 and from Tianjin Normal University majoring in Chinese language and literature in June 2006.

Mr. Song Ping, born in 1964, Chinese

Mr. Song became a Supervisor of the Company in March 2018. He has been the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company. From 1999 to 2006, he successively served as the Division Chief of the Agents Management Department, the Individual Insurance Department and the Group Insurance Department of the Company. Mr. Song graduated from Peking University in July 1987, majoring in Chinese language and literature with a bachelor’s degree of arts.

Mr. Huang Xin, born in 1974, Chinese

Mr. Huang became a Supervisor of the Company in June 2018. He served as the General Manager of the Human Resources Department of the Company from March 2018 to December 2018. He served as the Deputy General Manager of the Human Resources Department of the Company from August 2014 to March 2018. From December 2010 to August 2014, Mr. Huang successively served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of China Life Insurance (Group) Company, during which he was seconded to the Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager from February 2011 to February 2013. From 2004 to 2010, he successively served as the Deputy Division Chief of the Labour and Wages Division, and the Deputy Division Chief and Division Chief of the Performance and Remuneration Management Division of the Human Resources Department of China Life Insurance (Group) Company. Mr. Huang graduated from Central University of Finance and Economics in July 1996 majoring in taxation with a bachelor’s degree in economics, and is a senior economist and PRC certified public accountant.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

SENIOR MANAGEMENT

Please refer to the section “Directors” for the profiles of Mr. Su Hengxuan and Mr. Xu Haifeng.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Vice President of the Company in November 2014. He has been the Chief Actuary of the Company since March 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries, a member of the China National Master of Insurance Education Supervisory Committee and the Vice Chairman of the second session of the Professional Committee of Assets and Liabilities Management of the Insurance Asset Management Association of China.

Mr. Zhao Lijun, born in 1963, Chinese

Mr. Zhao became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. From 2012 to 2014, Mr. Zhao successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company. From 2010 to 2012, Mr. Zhao served as the General Manager of the Legal and Compliance Department of the Company. From 2008 to 2010, Mr. Zhao served as the Deputy General Manager of Shandong Branch of the Company. From 2003 to 2008, Mr. Zhao successively served as an Assistant to the General Manager and the General Manager of the Finance Department of the Company. Prior to that, he successively served as a cadre in the Planning & Finance Department of the People’s Insurance Company of China, the Director and Deputy Manager of the Planning & Finance Department of China Reinsurance Corporation in Hong Kong, the Deputy Manager and Manager of the Planning & Finance Department of China Insurance H.K. (Holdings) Company Limited, the Deputy Division Chief, the Division Chief and an Assistant to the General Manager of the Planning & Finance Department of China Life Insurance Company. Mr. Zhao graduated from the Accounting Department of Anhui Finance & Trade College with a bachelor’s degree in industrial accounting and finance in 1987, and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a senior accountant.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Xiao Jianyou, born in 1968, Chinese

Mr. Xiao became the Vice President of the Company in October 2016. He served as an Assistant to the President of the Company from July 2015 to October 2016 and has been a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He served as the General Manager of Jiangsu Branch of the Company from January 2014 to July 2015 and the Deputy General Manager (responsible for daily operation) of Jiangsu Branch of the Company from April 2013 to January 2014. From 2006 to 2013, he successively served as the Deputy General Manager, an Assistant to the General Manager and the Marketing Director of Jiangsu Branch and the General Manager and the Deputy General Manager of Taizhou Branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the Company’s Jiangsu Branch, including the Deputy Manager of the Marketing Department and Management Department, an Assistant to the General Manager, the Deputy General Manager (responsible for daily operation) and the General Manager of the Individual Insurance Department. Mr. Xiao, a senior economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a bachelor’s degree, and received the double bachelor’s degrees in medicine and law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

Mr. Zhao Peng, born in 1972, Chinese

Mr. Zhao became the Vice President of the Company in March 2018. He served as an Assistant to the President of the Company from October 2017 to March 2018 and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. Mr. Ruan served as the Chief Information Technology Officer and the General Manager of the Information Technology Department of the Company from October 2016 to January 2018. He served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from March 2016 to October 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operation) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Marketing Director of the Company in August 2017. He has been the General Manager (as the general manager level of the provincial branches) of the Individual Insurance Division of the Company since July 2014, and was an Employee Representative Supervisor of the Company from July 2015 to August 2017. Mr. Zhan served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Division of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Operation Director of the Company in March 2018. She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

Mr. Xu Chongmiao, born in 1969, Chinese

Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014. From 2006 to 2014, he successively served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company. From 2000 to 2006, he successively served as the Deputy Division Chief of the Regulations Division of the Development and Research Department and a senior regulations researcher of the Legal Affairs Department of the Company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 15 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of CIMC-Tian Da Holdings Company Limited (formerly: China Fire Safety Enterprise Group Limited), Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited and SCUD Group Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

II.	POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Wang Bin	China Life Insurance (Group) Company	Chairman	Since August 2018
Su Hengxuan	China Life Insurance (Group) Company	Vice President	Since December 2017
Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman, President	Since May 2017
Liu Huimin	China Life Insurance (Group) Company	Vice President	Since September 2013
Yin Zhaojun	China Life Insurance (Group) Company	Vice President	Since October 2016

Luo Zhaohui	China Life Insurance (Group) Company	Deputy General Manager of Strategic Planning Department	Since July 2016

III.	Remuneration of Directors, Supervisors and Senior Management

1.

Decision-making procedures for the remuneration of Directors, Supervisors and senior management: The remuneration of Directors and Supervisors is subject to approval by shareholders at general meetings, whereas the remuneration of senior management is subject to approval by the Board of Directors.

2.

Basis for determination of the remuneration of Directors, Supervisors and senior management: The remuneration of Directors, Supervisors and senior management is determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remunerations of the Company.

3.

Actual payment of remuneration to Directors, Supervisors and senior management: During the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB21.413 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2018 has not yet been determined.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

IV.	EMPLOYEES

(I)	Employees

Number of employees of the Company	101,335
Number of employees of the Company’s major subsidiaries	1,482
Employees in total	102,817
Retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	22

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

1.	Structure of Expertise

Class of Expertise	Number of Employees
Management and administration	23,166
Sales and sales management	40,194
Finance and auditing	5,140
Insurance verification, claim processing and customer services	26,695
Other expertise and technicians	4,274
Others	3,348

Total	102,817

2.	Education Level

Education Level	Number of Employees
Master or above	4,670
Bachelor	62,639
College Diploma	30,053
Secondary School	2,123
Others	3,332

Total	102,817

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(II)	Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

(III)	Training Plans

Adhering to the philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been promoting the unity between the growth of the Company and its employees in a harmonious way. In 2018, the Company implemented the work requirements of “close to the frontline, close to the practice and adapt to the era” for education and training in great depth, and pushed forward employees’ trainings to local branches and frontline business management teams for further in-depth development under the guideline of “prioritizing value, strengthening sales force, achieving stable growth, optimizing business structure, and safeguarding against risks”. The Company also strengthened training supports for its key personnel (including local management teams, sales management teams and key personnel in all professional sectors), focused on personnel reserve and education of companies at all levels, thus facilitating the transformation of training results into operating performance. The Company actively broadened its horizon for trainings, enriched training methods, injected training resources and introduced advanced training technologies, which constantly improved the training system for the entire career development of employees. Through the implementation of a series of training programs with prominent themes and clear objectives, the Company effectively promoted its relevant works in business development, team building, cultural cultivation, service improvement, efficiency optimization and risk prevention in 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Report of Corporate Governance

I.	OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.

The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Board of Supervisors meetings of the Company have been functioning independently and coordinately.

2.

In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

3.

The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

the specialized Board committees, the Board has established four specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Assets and Liabilities Management Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

4.

The Board of Supervisors of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for Board of Supervisors Meetings”. Members of the Board of Supervisors attended the shareholders’ general meetings and the Board of Supervisors meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

5.

The Company carried out the procedures relating to the election, resignation, retirement and appointment of Directors and Supervisors and the procedures for the change of the senior management in compliance with the regulatory requirements of its listed jurisdictions and the provisions of its Articles of Association. During the process, the Company strictly carried out the procedures and elected all members of the sixth session of the Board of Directors and the Board of Supervisors of the Company at the shareholders’ general meeting and the Employee Representative Meeting through widespread solicitation, stringent selection and full deliberation.

6.

The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.

The Company has consistently made improvements to its systems relating to corporate governance. Pursuant to the regulatory requirements such as the “Guidelines on the Articles of Association of Insurance Companies” and the “Measures for the Administration of Independent Directors of Insurance Institutions” published by the CBIRC, and the “Code of Corporate Governance for Listed Companies” recently revised by the CSRC, and after taking into account its actual operation, the Company has commenced the amendments to the Articles of Association in 2018. The key amendments include the incorporation of the provisions relating to the establishment of the Party Committee into the Articles of Association, addition of new requirements for special matters of corporate governance, improvement of the requirements concerning major governance matters of the Company (including the rights of shareholders, the Board and Independent Directors, major investment and share repurchase), and revision of some provisions of the Articles of Association according to regulatory regulations. The amendments to the Articles of Association are still subject to the approval of the shareholders of the Company and the approval of the CBIRC.

8.

The Board of Directors and the Board of Supervisors of the Company have conducted extensive investigation and research activities. The members of the Board successively carried out investigation and research on and on-site project inspection of China Life IT Center, Suzhou Branch of the Company, China Life Jiayuan Yajing (the senior living community) and Beijing Branch of the Company for the purpose of understanding the operation of the local branches and their implementation of decisions of the Board and the management. The members of the Board of Supervisors carried out investigation and research on Hainan Branch of the Company for the purpose of examining the effectiveness of the implementation of decisions of the Board and the management, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

9.

The Company has actively organized Directors and Supervisors to attend various training courses and examinations. All Independent Directors of the Company attended special training courses on the business development of the Company, regulations on connected transactions, online sales process, and impact from key changes of new individual income tax law and corresponding measures as organized by the departments of the Company such as the Investment Management Department and the E-commerce Department. Mr. Xu Haifeng, an Executive Director of the Company, and Mr. Luo Zhaohui and Mr. Song Ping, the Supervisors of the Company, respectively attended the 4th and 5th special training courses of 2018 for directors and supervisors of listed companies within Beijing as organized by the Listed Companies Association of Beijing. All members of the Audit Committee under the Board of the Company attended the 2nd training course of 2018 for the audit committee of listed companies and the exchange class for enhancement of duty performance capability as organized by the China Association for Public Companies. All Directors and Supervisors of the Company attended the special training courses for the performance of duties by directors, supervisors and senior management officers and the training programs on anti-money laundering as organized by the Company. Pursuant to the regulatory requirements of the industry, the new Directors and Supervisors of the Company sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC.

10.

During the Reporting Period, the Company was awarded the title of the “2017 Listed Company Most Respected by Investors” in the assessment and selection organized by the China Association for Public Companies. Mr. Li Mingguang, the Board Secretary of the Company, was awarded the “Best Board Secretary of Listed Companies” in the “2018 China Securities Golden Bauhinia Awards” organized by Hong Kong Ta Kung Wen Wei Media Group. The Company was awarded the “Outstanding Award for Research on Special Topics” in the assessment and selection of outstanding papers for theoretical research on the system of the board of supervisors as organized by the China Association for Public Companies.

II.	SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board of Directors and the Board of Supervisors, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2017 Annual General Meeting	6 June 2018	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	6 June 2018
First Extraordinary General Meeting 2018	13 November 2018	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	13 November 2018

Twenty-three proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2017”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2017”, the “Proposal in relation to the Financial Report of the Company for the Year 2017”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2017”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the proposals in relation to the election of Executive Directors, Non-executive Directors and Independent Directors of the sixth session of the Board of Directors of the Company, the proposals in relation to the election of Non-employee Representative Supervisors of the sixth session of the Board of Supervisors of the Company, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2017 and the Appointment of Auditors of the Company for the Year 2018”, the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company” and the “Proposal in relation to the Renewal of the Asset Management Agreement for Alternative Investments between the Company and China Life Investment Holding Company Limited” were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2017” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2017” were received and reviewed at the 2017 Annual General Meeting held in Beijing on 6 June 2018.

Four proposals including: the “Proposal in relation to the Election of Mr. Wang Bin as an Executive Director of the Sixth Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Mr. Tang Yong as a Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company for the Year 2017” and the “Proposal in relation to the Debt Financing for Replenishment of Capital of the Company” were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2018 held in Beijing on 13 November 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings attended in person	Number of meetings absent	Attendance rate
Wang Bin	Executive Director	0	—	—	—
Su Hengxuan	Executive Director	1	1	0	100%
Xu Hengping Note	Executive Director	2	2	0	100%
Xu Haifeng	Executive Director	2	2	0	100%
Yuan Changqing	Non-executive Director	2	0	2	0
Liu Huimin	Non-executive Director	2	1	1	50%
Yin Zhaojun	Non-executive Director	2	0	2	0
Chang Tso Tung Stephen	Independent Director	2	1	1	50%
Robinson Drake Pike	Independent Director	2	2	0	100%
Tang Xin	Independent Director	2	2	0	100%
Leung Oi-Sie Elsie	Independent Director	2	2	0	100%

Note: Mr. Xu Hengping resigned from his position as an Executive Director of the Company on 24 January 2019.

3.	Attendance records of the resigned Directors at the shareholders’ general meetings convened during the Reporting Period

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings attended in person	Number of meetings absent	Attendance rate
Yang Mingsheng	Executive Director	2	0	2	0
Lin Dairen	Executive Director	2	1	1	50%
Wang Sidong	Non-executive Director	0	—	—	—

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

III.	BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises ten members, including three Executive Directors, three Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board of Directors, the Board of Supervisors or the senior management, including between the Chairman of the Board (including Mr. Yang Mingsheng, the former Chairman of the Board and Mr. Wang Bin, the current Chairman of the Board) and the President of the Company (including Mr. Lin Dairen, the former President, and Mr. Su Hengxuan, the current President).

In 2018, Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least five times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2018, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim or annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Board of Supervisors, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the sixth session of the Board comprises the following members: Mr. Wang Bin, Mr. Su Hengxuan and Mr. Xu Haifeng, all being Executive Directors, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun, all being Non-executive Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors, with Mr. Wang Bin as the Chairman of the Board. In January 2018, Mr. Wang Sidong resigned from his position as a Director due to adjustment of work arrangements. Mr. Yang Mingsheng, Mr. Lin Dairen and Mr. Xu Hengping resigned from their positions as Directors in November 2018, December 2018 and January 2019, respectively, due to the reason of age.

The Board of the Company have conducted extensive investigation and research activities. The members of the Board carried out investigation and research on China Life IT Center, Suzhou Branch of the Company, China Life Jiayuan Yajing (the senior living community), and Fuchengmen Sub-branch under Beijing Branch of the Company for the purpose of understanding the operation of the local branches and their implementation of decisions of the Board and the management.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

During 2018, all Independent Directors of the Company attended special training courses on the business development of the Company, regulations on connected transactions, online sale process, and impact from key changes of new individual income tax law and corresponding measures as organized by the departments of the Company such as the Investment Management Department and the E-Commerce Department. Mr. Xu Haifeng, an Executive Director, attended the 4th special training course of 2018 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing. All members of the Audit Committee under the Board of the Company attended the 2nd training course of 2018 for the audit committee of listed companies and the exchange class for enhancement of duty performance capability as organized by the China Association for Public Companies. All Directors of the Company attended the special training courses for the performance of duties by directors, supervisors and senior management officers and the training programs on anti-money laundering as organized by the Company. Pursuant to the regulatory requirements of the industry, the new Directors of the Company sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC.

The Company has consistently improved its corporate governance structure, regulated the acts of Directors in performing their duties, and optimized the mechanism for supervising and evaluating the performance of duties by Directors. Pursuant to the “Measures for the Administration of Independent Directors of Insurance Institutions” published by the CBIRC, the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” and other requirements, and after taking into account the actual situation of its corporate governance, the Company formulated the “Provisional Measures for Evaluating the Performance of Duties by Directors” in 2018, which included the general provisions, and the scope, method and application of the evaluation on the performance of duties by directors, etc. Based on the self-assessment of Directors and the evaluation of the Board of Supervisors, all members of the Board of the Company were evaluated as competent in their performance of duties in 2018.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

1.	Meetings and attendance

In 2018, two regular Board meetings and six ad-hoc Board meetings were held by the fifth session of the Board. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend	Number of meetings attended in person		Number of meetings attended by proxies		Number of meetings absent	Rate of attendance in person	Whether the Directors failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	8	5		3	Note [1]	0	62.5%	Yes
Lin Dairen	Executive Director	8	8		0		0	100%	No
Xu Hengping	Executive Director	8	8		0		0	100%	No
Xu Haifeng	Executive Director	8	8		0		0	100%	No
Yuan Changqing	Non-executive Director	6	4		2	Note [2]	0	66.7%	No
Liu Huimin	Non-executive Director	8	7		1	Note [3]	0	87.5%	No
Yin Zhaojun	Non-executive Director	8	6		2	Note [4]	0	75%	No
Chang Tso Tung Stephen	Independent Director	8	7	Note [5]	1	Note [6]	0	87.5%	No
Robinson Drake Pike	Independent Director	8	7		1	Note [7]	0	87.5%	No
Tang Xin	Independent Director	8	8		0		0	100%	No
Leung Oi-Sie Elsie	Independent Director	8	8	Note [8]	0		0	100%	No

Notes:

1.

At the nineteenth meeting of the fifth session of the Board held on 2 March 2018, Mr. Yang Mingsheng gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting; at the twentieth meeting of the fifth session of the Board held on 22 March 2018, Mr. Yang Mingsheng gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting; at the twenty-first meeting of the fifth session of the Board held on 26 April 2018, Mr. Yang Mingsheng gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting.

2.

At the twentieth meeting of the fifth session of the Board held on 22 March 2018, Mr. Yuan Changqing gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting; at the twenty-fourth meeting of the fifth session of the Board held on 5 June 2018, Mr. Yuan Changqing gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting.

3.	At the twentieth meeting of the fifth session of the Board held on 22 March 2018, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting.
4.

At the twenty-first meeting of the fifth session of the Board held on 26 April 2018, Mr. Yin Zhaojun gave written authorization for Mr. Xu Hengping to act as his proxy to attend and vote at the meeting; at the twenty-fourth meeting of the fifth session of the Board held on 5 June 2018, Mr. Yin Zhaojun gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.

5.	At the nineteenth meeting of the fifth session of the Board held on 2 March 2018, Mr. Chang Tso Tung Stephen attended the meeting by telephony.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

6.

At the twenty-fourth meeting of the fifth session of the Board held on 5 June 2018, Mr. Chang Tso Tung Stephen gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

7.

At the nineteenth meeting of the fifth session of the Board held on 2 March 2018, Mr. Robinson Drake Pike gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

8.	At the nineteenth meeting of the fifth session of the Board held on 2 March 2018, Ms. Leung Oi-Sie Elsie attended the meeting by telephony.

The fifth session of the Board of the Company did not convene any meeting during the period from 1 January 2018 to the resignation date of Mr. Wang Sidong. Therefore, there was no meeting of the Board that required Mr. Wang Sidong to attend in 2018.

In 2018, three regular Board meetings and six ad-hoc Board meetings were held by the sixth session of the Board. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend	Number of meetings attended in person		Number of meetings attended by proxies		Number of meetings absent	Rate of attendance in person	Whether the Directors failed to attend two consecutive meetings in person
Wang Bin	Executive Director	1	0		1	Note [1]	0	0	No
Su Hengxuan	Executive Director	7	7		0		0	100%	No
Xu Hengping	Executive Director	9	9		0		0	100%	No
Xu Haifeng	Executive Director	9	9		0		0	100%	No
Yuan Changqing	Non-executive Director	9	6		3	Note [2]	0	66.7%	No
Liu Huimin	Non-executive Director	9	9		0		0	100%	No
Yin Zhaojun	Non-executive Director	9	7		2	Note [3]	0	77.8%	No
Chang Tso Tung Stephen	Independent Director	9	8	Note [4]	1	Note [5]	0	88.9%	No
Robinson Drake Pike	Independent Director	9	9	Note [6]	0		0	100%	No
Tang Xin	Independent Director	9	9		0		0	100%	No
Leung Oi-Sie Elsie	Independent Director	9	8	Note [7]	1	Note [8]	0	88.9%	No

Notes:

1.

At the ninth meeting of the sixth session of the Board held on 20 December 2018, Mr. Wang Bin gave written authorization for Mr. Su Hengxuan to act as his proxy to attend, vote at and chair the meeting.

2.

At the first meeting of the sixth session of the Board held on 6 June 2018, Mr. Yuan Changqing gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting; at the sixth meeting of the sixth session of the Board held on 25 October 2018, Mr. Yuan Changqing gave written authorization for Mr. Su Hengxuan to act as his proxy to attend and vote at the meeting; at the ninth meeting of the sixth session of the Board held on 20 December 2018, Mr. Yuan Changqing gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

3.

At the first meeting of the sixth session of the Board held on 6 June 2018, Mr. Yin Zhaojun gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting; at the sixth meeting of the sixth session of the Board held on 25 October 2018, Mr. Yin Zhaojun gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.

4.	At the fifth meeting of the sixth session of the Board held on 25 September 2018, Mr. Chang Tso Tung Stephen attended the meeting by telephony.
5.

At the first meeting of the sixth session of the Board held on 6 June 2018, Mr. Chang Tso Tung Stephen gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

6.	At the fifth meeting of the sixth session of the Board held on 25 September 2018, Mr. Robinson Drake Pike attended the meeting by telephony.
7.

At the fourth meeting of the sixth session of the Board held on 23 August 2018, Ms. Leung Oi-Sie Elsie attended the meeting by telephony; at the fifth meeting of the sixth session of the Board held on 25 September 2018, Ms. Leung Oi-Sie Elsie attended the meeting by telephony.

8.

At the ninth meeting of the sixth session of the Board held on 20 December 2018, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting.

In 2018, the attendance records of the resigned Directors of the sixth session of the Board of the Company at the Board Meetings are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend	Number of meetings attended in person	Number of meetings attended by proxies		Number of meetings absent	Rate of attendance in person	Whether the Director failed to attend two consecutive meetings in person
Yang Mingsheng	Executive Director	6	4	2	Note	0	66.7%	Yes
Lin Dairen	Executive Director	8	8	0		0	100%	No

Note:

At the fifth meeting of the sixth session of the Board held on 25 September 2018, Mr. Yang Mingsheng gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting; at the sixth meeting of the sixth session of the Board held on 25 October 2018, Mr. Yang Mingsheng gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting.

2.	Performance of duties by Independent Directors

In 2018, all Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2018, examining and approving the Company’s business development, its financial management and connected transactions, focusing on the necessity and compliance of the Company’s connected transactions and the fairness of their pricing when reviewing the proposals in relation to the connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting between the Chairman and the Non-executive Directors and Independent Directors, all Independent Directors put forward their own views and opinions on various aspects such as the macro-environment, global capital market development, balance between investment returns and risks, etc., and gave advices and recommendations on matters including the development strategy of the Company, corporate governance, operation and management, financial management, risk control, team building of sales force and training for Directors. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2018, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2018, the Independent Directors of the Company and the representatives from the external auditors (Ernst & Young Hua Ming LLP and Ernst & Young) convened three special meetings to communicate and discuss on matters including annual audit, audit on alternative investment, and challenges currently faced by the Company. The Independent Directors also met with the person-in-charge of the relevant departments, such as the Investment Management Department, the Strategy and Marketing Department, the Actuarial Department and the Audit Department of the Company, to discuss business development, strategic and asset allocation and work relating to the audit of the Company.

In April 2018, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Ms. Leung Oi-Sie Elsie, all being Independent Directors of the Company, carried out investigation and research on China Life IT Center for the purpose of understanding the construction and operation of its infrastructures, listened to the presentation given by the scientific management office and the research and development center in respect of the construction and operation of China Life IT Center and the overall operation and management of the research and development center, and exchanged opinions in great depth with respect to the issues such as business development and risk control of China Life IT Center and the research and development center. In August 2018, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Mr. Tang Xin, all being Independent Directors of the Company, carried out investigation and research on and on-site project inspection of Suzhou Branch of the Company and China Life Jiayuan Yajing (the senior living community), listened to work reports from Suzhou Branch of the Company and Changshu Sub-branch of the Company, visited the customer service center and individual insurance workplace of the local sub-branches, and exchanged opinions in great depth with the person-in-charge of the local branch during seminars. In October 2018, Ms. Leung Oi-Sie Elsie, an Independent Director, carried out investigation and research on Beijing Branch of the Company for the purpose of understanding the situation of the local sub-branch in business sales and team building and the issues about products and customer services. By carrying out the investigation and research, the Board understood the work of local branches in great depth, and examined the effectiveness of the implementation of decisions of the Board, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner.

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Corporate Governance

According to the arrangement of the Board for annual training courses, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors of the Company, attended special training courses on the business development of the Company, regulations on connected transactions, online sales process, and impact from key changes of new individual income tax law and corresponding measures as organized by the departments of the Company such as the Investment Management Department and the E-commerce Department. Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, all being Independent Directors of the Company, attended the 2nd training course of 2018 for the audit committee of listed companies and the exchange class for enhancement of duty performance capability as organized by the China Association for Public Companies. All Independent Directors attended the special training courses for the performance of duties by directors, supervisors and senior management officers and the training programs on anti-money laundering as organized by the Company.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

IV.	CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng and Mr. Wang Bin have successively served as the Chairman of the Board of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board. During the Reporting Period, Mr. Lin Dairen and Mr. Su Hengxuan have successively served as the President of the Company. The President is responsible for the day-to-day operations of the Company, mainly including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

V.	BOARD OF SUPERVISORS

Pursuant to the Company Law and the Articles of Association, the Company has established a Board of Supervisors. The Board of Supervisors performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for Board of Supervisors Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

The Board of Supervisors consists of Non-employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Board of Supervisors. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

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Corporate Governance

The Board of Supervisors is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Board of Supervisors are convened by the Chairman of the Board of Supervisors. According to the Articles of Association, the Company formulated the “Procedural Rules for Board of Supervisors Meetings” and established protocols for Board of Supervisors meetings. Board of Supervisors meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

The sixth session of the Board of Supervisors of the Company comprises Mr. Jia Yuzeng, Mr. Luo Zhaohui, Mr. Tang Yong, Mr. Song Ping and Mr. Huang Xin, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Mr. Jia Yuzeng, Mr. Luo Zhaohui and Mr. Tang Yong are Non-employee Representative Supervisors, whereas Mr. Song Ping and Mr. Huang Xin are Employee Representative Supervisors. In January 2018, Mr. Li Guodong resigned from his position as a Supervisor due to adjustment of work arrangements. In February 2018, Ms. Xiong Junhong resigned from her position as a Supervisor due to adjustment of work arrangements. In June 2018, Mr. Miao Ping and Ms. Wang Cuifei retired from their position as Supervisors of the Company due to the expiry of the term of the fifth session of the Board of Supervisors. In February 2019, Mr. Shi Xiangming resigned from his position as a Supervisor due to adjustment of work arrangements.

1.	Meetings and attendance

In 2018, two meetings were held by the fifth session of the Board of Supervisors. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Miao Ping	1/2	Note [1]	50%
Shi Xiangming	2/2		100%
Luo Zhaohui	2/2	Note [2]	100%
Wang Cuifei	2/2		100%
Song Ping	2/2		100%

Notes:

1.

At the fifteenth meeting of the fifth session of the Board of Supervisors held on 22 March 2018, Mr. Miao Ping was unable to attend the meeting due to his other business commitments and therefore gave written authorization for Mr. Shi Xiangming to act as his proxy to attend, vote at and chair the meeting.

2.	At the fifteenth meeting of the fifth session of the Board of Supervisors held on 22 March 2018, Mr. Luo Zhaohui attended the meeting by telephony.

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Corporate Governance

The fifth session of the Board of Supervisors of the Company did not convene any meeting during the period from 1 January 2018 to the resignation date of Mr. Li Guodong and Ms. Xiong Junhong. Therefore, there was no meeting of the Board of Supervisors that required Mr. Li Guodong and Ms. Xiong Junhong to attend in 2018.

In 2018, four meetings were held by the sixth session of the Board of Supervisors. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Jia Yuzeng	4/4		100%
Shi Xiangming	2/4	Note 1	50%
Luo Zhaohui	4/4		100%
Song Ping	3/4	Note 2	75%
Huang Xin	4/4		100%

Notes:

1.

At the second meeting of the sixth session of the Board of Supervisors held on 23 August 2018, Mr. Shi Xiangming gave written authorization for Mr. Luo Zhaohui to act as his proxy to attend and vote at the meeting; at the third meeting of the sixth session of the Board of Supervisors held on 25 October 2018, Mr. Shi Xiangming gave written authorization for Mr. Luo Zhaohui to act as his proxy to attend and vote at the meeting; at the fourth meeting of the sixth session of the Board of Supervisors held on 20 December 2018, Mr. Shi Xiangming attended the meeting by telephony.

2.

At the fourth meeting of the sixth session of the Board of Supervisors held on 20 December 2018, Mr. Song Ping gave written authorization for Mr. Huang Xin to act as his proxy to attend and vote at the meeting.

2.	The Board of Supervisors had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Board of Supervisors during the Reporting Period

For the activities carried out by the Board of Supervisors during the Reporting Period, please refer to the “Report of the Board of Supervisors” in this annual report.

VI.	AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2018, the Audit Committee comprised only Independent Directors of the Company. Currently, the Audit Committee of the sixth session of the Board comprises the Independent Directors, Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, with Mr. Robinson Drake Pike acting as the Chairman.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

1.	Meetings and attendance

In 2018, two meetings were held by the Audit Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the fifth session of the Board	2/2	100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fifth session of the Board	2/2	100%
Tang Xin	Independent Director, member of the Audit Committee of the fifth session of the Board	2/2	100%

In 2018, five meetings were held by the Audit Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the sixth session of the Board	5/5	100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the sixth session of the Board	5/5	100%
Tang Xin	Independent Director, member of the Audit Committee of the sixth session of the Board	5/5	100%

2.	Performance of duties by the Audit Committee

In 2018, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Audit Committee Meetings”. All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

(1)

Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial statements, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arisen during the audit.

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Corporate Governance

(2)

Reviewing connected transactions. In 2018, the Audit Committee reviewed the proposal in relation to the renewal of the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited, and submitted it to the Board and shareholders’ general meeting for approval; and listened to the report on the list of connected parties of the Company on a regular basis. The Audit Committee reviewed the audit report on connected transactions for conscientious implementation of laws and regulations with respect to connected transactions. The Company entered into written agreements in respect of all new connected transactions, the formalities of which were fully completed. The contents of the agreements were in compliance with law, and their approval and disclosure procedures were in compliance with the regulatory requirements. Hence, the Company better performed its obligations as a listed company pursuant to the regulatory requirements of its listed jurisdictions.

(3)

Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with external auditors for several times so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, and listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

(4)

Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CBIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

(5)

Examining the internal audit functions of the Company. The Audit Committee reviewed proposals including the proposal on the 2017 internal audit summary and the 2018 internal audit work plan and budget of the costs of the Company, and the proposal on the internal audit work report for the first half of 2018 and the work plan for the second half of 2018, and convened communication meetings in advance with the Audit Department of the Company, with a view to further understanding the duties of the Company’s audit departments and supervising the effectiveness of the internal audit function. The Audit Committee was of the view that the internal audit function of the Company was effective during the Reporting Period.

(6)

Conducting investigation and research of local branches. In April 2018, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, and Mr. Chang Tso Tung Stephen, a member of the Audit Committee, carried out investigation and research on China Life IT Center for the purpose of understanding the financial control and internal control systems of China Life IT Center and the research and development center. In August 2018, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, members of the Audit Committee, carried out investigation and research on and on-site project inspection of Suzhou Branch of the Company and China Life Jiayuan Yajing (the senior living community) for the purpose of reviewing the implementation of internal audit of Suzhou Branch of the Company. By carrying out the investigation and research, the Audit Committee understood the work of local branches in great depth and examined the effectiveness of the implementation of decisions of the Board.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

VII.	NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the sixth session of the Board comprises Mr. Tang Xin and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Yuan Changqing, a Non-executive Director, with Mr. Tang Xin acting as the Chairman. In January 2018, Mr. Wang Sidong resigned from his position as a member of the Nomination and Remuneration Committee of the fifth session of the Board due to adjustment of work arrangements. In June 2018, Mr. Chang Tso Tung Stephen was re-designated as the Chairman of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board after the expiry of the term of the Nomination and Remuneration Committee of the fifth session of the Board.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

1.	Meetings and attendance

In 2018, four meetings were held by the Nomination and Remuneration Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fifth session of the Board	4/4	Note [1]	100%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	3/4	Note [2]	75%
Yuan Changqing	Non-executive Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	2/4	Note [3]	50%

Notes:

1.

At the twelfth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 2 March 2018, Mr. Chang Tso Tung Stephen attended the meeting by telephony; at the fifteenth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 5 June 2018, Mr. Chang Tso Tung Stephen attended the meeting by telephony.

2.

At the twelfth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 2 March 2018, Mr. Robinson Drake Pike gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting.

3.

At the thirteenth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 21 March 2018, Mr. Yuan Changqing gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting; at the fifteenth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 5 June 2018, Mr. Yuan Changqing gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

The Nomination and Remuneration Committee of the fifth session of the Board of the Company did not convene any meeting during the period from 1 January 2018 to the resignation date of Mr. Wang Sidong. Therefore, there was no meeting of the Nomination and Remuneration Committee that required Mr. Wang Sidong to attend in 2018.

In 2018, three meetings were held by the Nomination and Remuneration Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Xin	Independent Director, Chairman of the Nomination and Remuneration Committee of the sixth session of the Board	3/3		100%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	3/3	Note [1]	100%
Yuan Changqing	Non-executive Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	2/3	Note [2]	66.7%

Notes:

1.	At the second meeting of the Nomination and Remuneration Committee of the sixth session of the Board held on 25 September 2018, Mr. Robinson Drake Pike attended the meeting by telephony.

2.

At the third meeting of the Nomination and Remuneration Committee of the sixth session of the Board held on 19 December 2018, Mr. Yuan Changqing gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by the Nomination and Remuneration Committee

In 2018, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management officers, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

(1)

Nomination and proposed appointment of Directors and senior management officers of the Company and the Board diversity policy. The Company firmly believes that the Board diversity may enhance the decision-making capability of the Board, and considers the Board diversity as a key factor for maintaining a sound corporate governance standard and achieving the sustainable development of the Company. In accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee is responsible for reviewing the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience). In March 2018, the Nomination and Remuneration Committee selected and recommended candidates for members of the sixth session of the Board of the Company, fully reviewed the professional qualifications and industrial background of the candidates for Directors and members of the

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

Board committees and the independence of Independent Directors, and submitted the opinions in relation thereto to the Board, conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers to ensure that the candidates met the requirements set by the Company, and submitted a review opinion to the Board. The Nomination and Remuneration Committee agreed to submit such proposals to the Board for consideration.

The members of the sixth session of the Board of the Company possess extensive experience in various fields, such as finance and insurance, macro-economics, financial accounting, law and management. Currently, the diversified composition of the sixth session of the Board is as follows:

Directors by type:

Executive Director	Non-executive Director	Independent Director
3 persons	3 persons	4 persons

Directors by gender:

Male	Female
9 persons	1 person

Directors by age:

40-49 years old	50-59 years old	60-69 years old	Over 70 years old
1 person	5 persons	3 persons	1 person

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

(2)

Proposing remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

(3)

Carrying out the performance appraisal of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee reviewed proposals such as the results of performance appraisal of senior management officers for 2017 and the performance target contract for 2018, the remuneration of Directors and Supervisors of the Company, the remuneration of senior management officers of the Company, and amendments to the measures for the administration of remuneration of Directors, Supervisors and senior management officers of the Company, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

(4)

Conducting investigation and research on local branches. In April 2018, Mr. Robinson Drake Pike, a member of the Nomination and Remuneration Committee, carried out investigation and research on China Life Science and Technology Park for the purpose of understanding its operation. In August 2018, Mr. Tang Xin, the Chairman of the Nomination and Remuneration Committee, and Mr. Robinson Drake Pike, a member of the Nomination and Remuneration Committee, carried out investigation and research on and on-site project inspection of Suzhou Branch of the Company and China Life Jiayuan Yajing (the senior living community), visited the customer service center and individual insurance workplace of the local sub-branches, and exchanged opinions in great depth with the person-in-charge of the local branch of the Company during seminars for the purpose of understanding the remuneration standard and appraisal incentive measures of the local branch and its sub-branches.

VIII.	RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. Currently, the Risk Management Committee of the sixth session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, and Mr. Liu Huimin and Mr. Yin Zhaojun, the Non-executive Directors, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. In January 2019, Mr. Xu Hengping resigned from his position as a member of the Risk Management Committee of the sixth session of the Board due to the reason of age.

The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, discussing with the management and assisting them in establishing well-developed risk management and internal control systems, examining and reviewing the Company’s risk preference and risk tolerance, formulating the Company’s risk management policy, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, and dealing with major risk emergency events or crisis events or major disagreement in risk management.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

1.	Meetings and attendance

In 2018, three meetings were held by the Risk Management Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management Committee of the fifth session of the Board	3/3		100%

Xu Hengping	Executive Director, member of the Risk Management Committee of the fifth session of the Board	3/3		100%
Liu Huimin	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	2/3	Note [1]	66.7%
Yin Zhaojun	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	1/3	Note [2]	33.3%

Notes:

1.

At the eleventh meeting of the Risk Management Committee of the fifth session of the Board held on 21 March 2018, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting.

2.

At the twelfth meeting of the Risk Management Committee of the fifth session of the Board held on 26 April 2018, Mr. Yin Zhaojun gave written authorization for Mr. Xu Hengping to act as his proxy to attend and vote at the meeting; at the thirteenth meeting of the Risk Management Committee of the fifth session of the Board held on 5 June 2018, Mr. Yin Zhaojun gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.

In 2018, one meeting was held by the Risk Management Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management Committee of the sixth session of the Board	1/1	Note [1]	100%

Xu Hengping	Executive Director, member of the Risk Management Committee of the sixth session of the Board	0/1	Note [2]	0
Liu Huimin	Non-executive Director, member of the Risk Management Committee of the sixth session of the Board	1/1		100%
Yin Zhaojun	Non-executive Director, member of the Risk Management Committee of the sixth session of the Board	1/1		100%

Notes:

1.	At the first meeting of the Risk Management Committee of the sixth session of the Board held on 19 December 2018, Ms. Oi-Sie Elsie attended the meeting by telephony.

2.

At the first meeting of the Risk Management Committee of the sixth session of the Board held on 19 December 2018, Mr. Xu Hengping gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting.

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Corporate Governance

2.	Performance of duties by the Risk Management Committee

In 2018, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, risk management and construction in compliance with law. During meetings of the Risk Management Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

(1)

Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2018, the Risk Management Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the proposals in relation to the risk compliance analysis on the asset strategic allocation plan of the Company for the years from 2019 to 2021 and the risk compliance analysis on the asset allocation plan of the Company for the year 2019, and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company such as the investment plan of the Company for the year 2019 in accordance with the regulatory requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS).

(2)

Providing its opinions for the review of the proposals on risk management to the Board. In 2018, the Risk Management Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in improving an internal control system of the Company, formulated an operational risk management policy of the Company, and reviewed the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management Committee provided its opinions for the review of the proposals on risk management such as the work summary on anti-money laundering for the year 2017 and the work plan for the year 2018, the statement of the Company on risk preference for the year 2018, the audit report on the solvency risk management system of the Company for the year 2018 and the work report on fraudulent risk management, which offered professional support to the Board’s decision-making in a scientific manner.

(3)

Reviewing the plan for the management of reputational risk of the Company. In 2018, the Risk Management Committee reviewed and approved the proposal in relation to the plan for the management of reputational risk of the Company for the year 2019 pursuant to the relevant requirements, including the “Guidance for the Management of Reputational Risk of Insurance Companies” published by the CBIRC, and after taking into account the actual situation of the Company in management of reputational risk, and gave guiding opinions on the plan for the management of reputational risk of the Company and the prevention thereof.

(4)

Conducting investigation and research on local branches. In April 2018, Ms. Leung Oi-Sie Elsie, the Chairperson of the Risk Management Committee, carried out investigation and research on China Life Science and Technology Park, listened to the presentation given by the scientific management office and the research and development center in respect of the construction and operation of China Life Science and Technology Park and the overall operation and management of the research and development center, and exchanged opinions in great depth with respect to the issues such as the business development and risk control of China Life Science and Technology Park and the research and development center. In October 2018, Ms. Leung Oi-Sie Elsie, the Chairperson of the Risk Management Committee, carried out investigation and research on Fuchengmen Sub- branch under Beijing Branch of the Company for the purpose of understanding the situation of the local sub-branches in business sales and risk prevention.

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Corporate Governance

IX.	STRATEGY AND ASSETS AND LIABILITIES MANAGEMENT COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. In June 2018, the “Proposal in relation to the Change to the Strategy and Assets and Liabilities Management Committee of the Board of Directors” was considered and approved at the twenty-fourth meeting of the fifth session of the Board, pursuant to which the Strategy and Investment Decision Committee was renamed as Strategy and Assets and Liabilities Management Committee, the additional function of assets and liabilities management was included in the functions of the original Strategy and Investment Decision Committee, and corresponding changes and amendments were made in such areas as the functions and responsibilities of the committee, the composition of the committee, and the procedural rules of the committee. Currently, the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board comprises Mr. Chang Tso Tung Stephen and Ms. Leung Oi-Sie Elsie, the Independent Directors, and Mr. Su Hengxuan and Mr. Xu Haifeng, the Executive Directors, with Mr. Chang Tso Tung Stephen acting as the Chairman. In June 2018, Mr. Tang Xin was re-designated as the Chairman of the Nomination and Remuneration Committee of the sixth session of the Board of Directors after the expiry of the term of the Strategy and Investment Decision Committee of the fifth session of the Board of Directors. In December 2018, Mr. Lin Dairen resigned from his position as a member of the Strategy and Assets and Liabilities Management Committee due to the reason of age.

The Strategy and Assets and Liabilities Management Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, conducting studies on important matters concerning assets and liabilities management and the relevant policies and systems, the system for the application and management of insurance funds, and major strategic investment decisions of the Company, and making recommendations in respect thereof.

1.	Meetings and attendance

In 2018, three meetings were held by the Strategy and Investment Decision Management Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Tang Xin	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3	100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3	100%
Xu Haifeng	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3	100%
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3	100%

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Corporate Governance

In 2018, four meetings were held by the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4		100%
Su Hengxuan	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4		100%
Xu Haifeng	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	4/4		100%
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	3/4	Note	75%

Note:

At the first meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 23 August 2018, Ms. Leung Oi-Sie Elsie attended the meeting by telephony; at the fourth meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 19 December 2018, Ms. Leung Oi-Sie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting.

In 2018, attendance records of the resigned Director of the sixth session of the Board at the Strategy and Assets and Liabilities Management Committee meetings are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Lin Dairen	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	2/3	Note	66.7%

Note:

At the third meeting of the Strategy and Assets and Liabilities Committee of the sixth session of the Board held on 13 November 2018, Mr. Lin Dairen gave written authorization for Mr. Xu Haifeng to act as his proxy to attend and vote at the meeting.

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2.	Performance of duties by the Strategy and Assets and Liabilities Management Committee

In 2018, all members of the Strategy and Assets and Liabilities Management Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance funds, annual investments, major strategic projects and annual related reports. Members of the Strategy and Assets and Liabilities Management Committee diligently performed their duties. During meetings of the Strategy and Assets and Liabilities Management Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

(1)

Reviewing annual investment plans and entrusted investments of the Company. In 2018, the Strategy and Assets and Liabilities Management Committee carefully reviewed the proposals on investment plans such as the annual assets allocation plan of the Company and the annual investment plan of the Company for self-use real estate, the proposals on authorization of investments such as the annual authorization by the Company of investment in non self-use real estate, the annual authorization of investment entrusted by the Company in connection with Renminbi liberalization and the annual authorization by the Company of investment in equity investment funds, and the proposals on investment guidelines such as the management guidelines on the investment made by AMC, Franklin Asset Management Company Limited and CLI under the entrustment of the Company. The Strategy and Assets and Liabilities Management Committee fully reviewed the above proposals and submitted its opinions to the Board in this regard.

(2)

Reviewing the systems of the Company concerning assets and liabilities management. In 2018, the Strategy and Assets and Liabilities Management Committee reviewed and approved the proposal on the systems of the Company concerning assets and liabilities management as well as assets allocation pursuant to the requirements of the “Rules for the Management and Supervision of Insurance Assets and Liabilities (Nos. 1-5) published by the CBIRC, studied on the “Measures for the Assets and Liabilities Management of the Company” and the “Provisional Measures for the Assets Allocation and Management of the Company”, and made recommendations to the Board.

(3)

Discussing major strategic projects of the Company. In 2018, the Strategy and Assets and Liabilities Management Committee reviewed major strategic projects of the Company, such as the strategic asset allocation plan of the Company for the years from 2019 to 2021, and investments by the Company in Shandong New and Old Kinetic Energy Conversion China Life Equity Investment Fund (Limited Partnership) and China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership), fully discussed the necessity, feasibility and risks of the project proposals and made recommendations to the Board.

(4)

Finalizing the Company’s development plans and reports. In 2018, the Strategy and Assets and Liabilities Management Committee discussed and reviewed the proposal on the 2017 assessment report for the outline of the 13th five-year development plan, and submitted its opinions to the Board.

(5)

Convening communication meetings of the Strategy and Assets and Liabilities Management Committee in advance. In 2018, Mr. Chang Tso Tung Stephen, the Chairman of the Strategy and Assets and Liabilities Management Committee, convened special meetings with the person-in-charge of various departments such as the Corporate Strategy and Marketing Department, the Product Development Department, the Investment Management Department and the Actuarial Department for the purpose of understanding and discussing the performance indicators with respect to the functions of the Corporate Strategy and Marketing Department, as well as product development, etc.

(6)

Conducting investigation and research on local branches. In April 2018, Mr. Chang Tso Tung Stephen, the Chairman of the Strategy and Assets and Liabilities Management Committee, and Ms. Leung Oi-Sie Elsie, a member of the Strategy and Assets and Liabilities Management Committee, carried out investigation and research on China Life IT Center for the purpose

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Corporate Governance

of understanding the construction and operation of China Life IT Center and the overall operation and management of the research and development center. In August 2018, Mr. Chang Tso Tung Stephen, the Chairman of the Strategy and Assets and Liabilities Management Committee, carried out investigation and research on and on-site project inspection of Suzhou Branch of the Company and China Life Jiayuan Yajing (the senior living community), visited the customer service center and individual insurance workplace of the local sub-branches for the purpose of understanding the business development of the local branch, supervising, evaluating and examining major issues such as the implementation of the Company’s strategy and use of funds.

X.	INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board of Directors and the Board of Supervisors operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the banking and insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CBIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

XI.	PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

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XII.	SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Board of Supervisors deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

XIII.	INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors, and addressed hot issues as earlier as possible, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2018, the Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly enhanced the quality of information disclosure, actively studied and improved the method of disclosure of key information from the perspective of investors, in particular medium and small investors, to enable them to have a deeper understanding of the Company’s development strategies, business operations and major issues, optimized the layout of periodic reports, increased the readability of periodic reports by adding charts and pictures, and inserted additional business highlights and index for announcements published during the year to enable investors to have a clearer understanding of the operating results and business operation of the Company. The Company extended the scope and depth of information disclosure of periodic and ad-hoc

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Corporate Governance

reports to ensure investors to obtain timely and accurate information affecting their decisions. The Company also modified and improved the basic system of information disclosure, regularly organized internal training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key points and difficulties of information disclosure. The Company strictly implemented the registration and filing procedures of persons who have knowledge of inside information, strengthened the confidentiality of the Company’s inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of the information disclosure of the Company.

In 2018, the Company continuously improved and strengthened its relations with investors, which mainly included holding the Annual General Meeting, holding results briefings, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. The Company attached great importance to the innovation of investor relations, and kept abreast with the development pace of technology era. In 2018, the Company upgraded the WeChat official account for investor relations, and put into operation the WeChat Mini Program for investor relations, through which investors could obtain the latest news of the Company, check announcements, view results briefings, attend conference calls and online roadshows, etc. from their mobile phones. Looking back to 2018, the Company communicated with more than 3,000 investors and analysts through different channels, including communicating with more than 900 investors who attended results briefings physically, by conference calls or internet broadcast, holding over 160 meetings with approximately 1,300 investors and analysts who visited the Company, communicating with more than 1,000 institutional investors by participating in 29 investors’ meetings held locally or internationally, and meeting and visiting more than 130 investors in roadshows. In addition, the Company kept in close contact with investors by phone and email, communicated with them through more than 1,500 emails, and answered more than 300 calls and emails.

In the assessment and selection of the “2018 Best Corporate Management Team and Most Respected Company in Asia” held by Institutional Investor, the Company won the award of the “Most Respected Company in Asia”. In the assessment and selection of the “2017 Listed Company Most Respected by Investors” organized by the China Association for Public Companies in 2018, the Company was awarded the title of the “2017 Listed Company Most Respected by Investors”. In the assessment and selection of the “2018 China Securities Golden Bauhinia Awards” organized by Hong Kong Ta Kung Wen Wei Media Group, Mr. Li Mingguang, the Board Secretary of the Company, was awarded the “Best Board Secretary of Listed Companies”. In the assessment and selection of the “2017 Golden Bull Award for Chinese Listed Companies” held by the China Securities Journal in 2018, Mr. Li Mingguang, the Board Secretary of the Company, was awarded the “2017 Golden Bull Award for Board Secretary”.

XIV.	CHANGES OF THE ARTICLES OF ASSOCIATION

As considered and approved by the ninth meeting of the sixth session of the Board of the Company held on 20 December 2018, the Company intended to incorporate the provisions relating to the establishment of the Party Committee into the Articles of Association, add requirements for special matters of corporate governance, improve the requirements concerning major governance matters of the Company (including the rights of shareholders, the Board and independent directors, major investment and share repurchase), and revise certain provisions of the Articles of Association according to regulatory regulations. The amendments to the Articles of Association are still subject to the approval of the shareholders of the Company and the approval of the CBIRC. For details of the amendments, please refer to the announcement published by the Company on the website of the SSE (http://www.sse. com.cn) on 21 December 2018 and on the HKExnews website of the HKSE (http://www.hkexnews.hk) on 20 December 2018.

China Life Insurance Company Limited    Annual Report 2018

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XV.	INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently complied with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE and the U.S. Securities and Exchange Commission (the “SEC”), with respect to corporate internal control.

(I)	Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the “U.S. Sarbanes-Oxley Act”, the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CBIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2018 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2018 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self- assessment Report simultaneously with the publication of its 2018 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2018 in its Form 20-F (U.S. Annual Report) submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2018 in two stages, namely, interim assessment and supplementary test, and confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2018. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Board of Supervisors supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By strictly complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

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A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance, health insurance and e-commerce. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Measures on the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2018, there has been no major error in periodic report disclosures of the Company. In order to enhance the confidentiality of its inside information and regulate the collection, management and reporting of its material information, the Company has formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited” and, after taking into account the regulatory requirements, revised the “Rules for the Administration of Information Disclosure of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited” in 2018. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information (including all departments, branches, subsidiaries and affiliates of the Company, the controlling shareholder and the shareholders holding over 5% of shares of the Company) obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved at an appropriate level and their actual implementation shall be in strict compliance with the relevant requirements of the investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

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Corporate Governance

The Company has established a comprehensive information technology system to cover all aspects of IT work and formed a closed-loop control mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting measures such as the inspection and evaluation of system implementation on a regular basis, the Company has guaranteed the effective implementation of the system and facilitated the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of the systems of information safety and information risk control, and formulated and implemented a series of effective information safety control measures at various stages of the system research and development and its operation and maintenance, thereby strengthening the Company’s information safety protection capability. The Company has explored the establishment of an efficient information risk control system and strengthened its control over information risks in advance, so as to effectively ensure the successful commencement of various tasks.

The Risk Management Department, Audit Department and Supervision Department of the Company are responsible for the supervision and inspection of its internal control measures. The Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhances legal compliance and pursues responsible persons. In 2018, the Company actively adapted to the stringent regulatory environment in the PRC and overseas financial industry and strictly complied with the regulatory requirements to constantly improve the organizational structure of internal audit and strengthen the building of audit teams, which effectively performed the supervisory role of audit. The Company carried out the economic responsibility audit on managers at all levels, anti-money laundering audit, and a variety of special audits with a focus on connected transactions, solvency risk management system, and information system. Meanwhile, the Company has put more efforts on the application of audit results, and effectively avoided the occurrence of similar incidents previously and repeatedly identified in audit, facilitating the standardized management and compliance operation of the Company. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Supervision Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Supervision Department reports the cases involving insurance agents (which specifically refer to judicial cases) and manages the responsibility attribution of such cases in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” issued by the CBIRC and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”. The Company has established and optimized three lines of defense for compliance management to form a joint force in the aspect of compliance management. The Company has also applied the compliance risk prevention throughout the course of its business development, promoted the compliance concepts such as active compliance and value of compliance in the whole system, further consolidated the foundation of the Company in compliance operation, enhanced its ability of compliance operation, and firmly defended the bottom line of compliance risk, which guaranteed the healthy and high-quality development of the Company on an ongoing basis.

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(II)	Risk Management

The Company has established a 5-tier organizational structure with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Board of Supervisors, and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, the Financial Management Department, the Accounting Department and the Business Administration Department, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Supervision and Audit Department, and the departments in charge of finance and business administration, are established. The fourth tier is the local or city branches level, including Supervision and Audit Department, the Comprehensive Management Department and related functional departments. The fifth tier is the county sub-branches level, the persons responsible for internal control and risk management of which have been determined. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

Pursuant to the requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk pre-warning classification management, in order to enhance its ability of solvency risk management. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management at two levels: the soundness of the system and the effectiveness of its implementation. The Company persists with its target as the leader of the industry and is fully recognized by regulatory authorities. In 2018, the CBIRC conducted an onsite assessment, namely SARMRA, on the Company, and the score of the Company ranked high in the life insurance industry. The Company conducts a risk assessment on seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk and liquidity risk) at least once every six months, and reports the same to the senior management. Based on the assessment, the overall risk of the Company is within a controllable range.

The Company consistently followed the requirements under anti-money laundering laws and regulations, and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund raising activities and carried out the review and rectification in key risk areas, which improved the Company’s precaution capability in key risk areas.

China Life Insurance Company Limited    Annual Report 2018

Corporate Governance

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

China Life Insurance Company Limited    Annual Report 2018

07 Other Information

Index of Announcements	145

Honors and Awards	149

China Life Insurance Company Limited    Annual Report 2018

Other Information

Index of Announcements

Serial No.	Items	Date of disclosure
1	Announcement – Resignation of Supervisor	2018/1/3
2	Announcement – Resignation of Non-executive Director	2018/1/12
3	Announcement of Premium Income	2018/1/16
4	Election of Language and Means of Receipt of Corporate Communication	2018/1/18
5	Reply Form	2018/1/18
6	Announcement – Election of Employee Representative Supervisor	2018/1/23
7	Announcement – Estimated Profit Increase for the Year 2017	2018/1/30
8	Announcement – Forfeiture of Unclaimed Dividends	2018/2/8
9	Announcement of Premium Income	2018/2/12
10	Announcement – Approval of Qualification as Director and Supervisor by the CIRC and Resignation of Supervisor	2018/2/25
11	Notice of Board Meeting	2018/3/9
12	Announcement of Premium Income	2018/3/13
13	Announcement – Connected Transaction in relation to Acquisition of Property	2018/3/18
14	Announcement – Approval of Qualification as Supervisor by the CIRC	2018/3/20
15	Announcement of Results for the Year Ended 31 December 2017	2018/3/22
16	Announcement on Supplementary Information regarding the Compensation of Directors, Supervisors and Senior Management Members in 2016	2018/3/22
17	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2017)	2018/3/22
18	China Life Insurance Company Limited 2017 Corporate Social Responsibility Report	2018/3/22
19	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2018/3/22
20	Annual Report 2017	2018/4/11
21	Reports of the Board & Supervisory Committee, Financial Report & Profit Distribution Plan, Remuneration of Directors & Supervisors, Election of Directors, Election of Non-employee Representative Supervisors, Remuneration of Auditors & Appointment of Auditors, General Mandate to issue H Shares, Duty Report of the Independent Directors of the Board of Directors, Report on the Status of Connected Transactions & the Execution of the Connected Transactions Management System & Notice of AGM	2018/4/11
22	Notice of Annual General Meeting	2018/4/11

China Life Insurance Company Limited    Annual Report 2018

Other Information

Serial No.	Items	Date of disclosure
23	Form of Proxy of H Share Shareholders for use at the Annual General Meeting of the Company to be held on Wednesday, 6 June 2018	2018/4/11
24	Reply Slip of H Share Shareholders	2018/4/11
25	Notification Letter and Change Request Form to Registered Shareholders	2018/4/11
26	Notification Letter and Request Form to Non-Registered Shareholders	2018/4/11
27	Announcement of Premium Income	2018/4/13
28	Notice of Board Meeting	2018/4/16
29	Announcement – Estimated Profit Increase for the First Quarter of 2018	2018/4/20
30	2018 First Quarter Report	2018/4/26
31	Announcement – Connected Transaction – Capital Injection to CLP&C	2018/4/26
32	Announcement – Renewal of Continuing Connected Transactions in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds	2018/4/26
33	Announcement – Continuing Connected Transactions in relation to the Cooperation Framework Agreement for Investment Management with Insurance Funds	2018/4/26
34	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2018)	2018/4/26
35	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2018/4/26
36	Announcement of Premium Income	2018/5/14
37	Renewal of Continuing Connected Transactions and Supplemental Notice of Annual General Meeting	2018/5/17
38	Supplemental Notice of Annual General Meeting	2018/5/17
39	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 6 June 2018	2018/5/17
40	Notification Letter and Change Request Form to Registered Shareholders	2018/5/17
41	Notification Letter and Request Form to Non-Registered Shareholders	2018/5/17
42	Announcement – Election of Employee Representative Supervisors of the Sixth Session of the Supervisory Committee	2018/5/21

China Life Insurance Company Limited    Annual Report 2018

Other Information

Serial No.	Items	Date of disclosure
43	Announcement – Resolutions Passed at the Annual General Meeting, Election of Members of the Sixth Session of the Board of Directors and the Board of Supervisors of the Company and Distribution of Final Dividend	2018/6/6
44	Announcement of Premium Income	2018/6/13
45	Announcement – Approval of Qualification as Supervisor by the CBIRC	2018/6/29
46	Announcement of Premium Income	2018/7/16
47	Announcement – Approval of Qualification as Director and Supervisor by the CBIRC and Election of Chairman of the Board of Supervisors	2018/7/20
48	Announcement – Estimated Profit Increase for the First Half of 2018	2018/7/27
49	Announcement regarding the Receipt of the Administrative Penalty Decision from the People’s Bank of China	2018/7/29
50	Announcement of Premium Income	2018/8/13
51	Notice of Board Meeting	2018/8/13
52	Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2018	2018/8/23
53	Announcement – Connected Transaction – Formation of Partnership	2018/8/23
54	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2018)	2018/8/23
55	Announcement on Supplementary Information regarding the Compensation of Directors, Supervisors and Senior Management Members in 2017	2018/8/23
56	Announcement – Nomination of Non-employee Representative Supervisor	2018/8/23
57	2018 Interim Report	2018/9/6
58	Notification Letter and Change Request Form to Registered Shareholders	2018/9/6
59	Notification Letter and Request Form to Non-Registered Shareholders	2018/9/6
60	Announcement of Premium Income	2018/9/12
61	Announcement – Nomination of Executive Director	2018/9/25
62	Election of Mr. Wang Bin as an Executive Director of the Sixth Session of the Board of Directors, Election of Mr. Tang Yong as a Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors, Remuneration of Directors and Supervisors for the year 2017, Capital Debt Financing of the Company and Notice of the First Extraordinary General Meeting 2018	2018/9/27
63	Notice of the First Extraordinary General Meeting 2018	2018/9/27

China Life Insurance Company Limited    Annual Report 2018

Other Information

Serial No.	Items	Date of disclosure
64	Form of Proxy of Holders of H Share for use at the First Extraordinary General Meeting 2018 of the Company to be held on Tuesday, 13 November 2018	2018/9/27
65	Reply Slip of Holders of H Shares	2018/9/27
66	Notification Letter and Change Request Form to Registered Shareholders	2018/9/27
67	Notification Letter and Request Form to Non-Registered Shareholders	2018/9/27
68	Notice of Board Meeting	2018/10/12
69	Announcement of Premium Income	2018/10/15
70	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2018)	2018/10/25
71	Announcement – Continuing Connected Transactions between AMC and Chongqing Trust	2018/10/25
72	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2018	2018/11/13
73	Announcement – Change of Chairman	2018/11/13
74	Announcement of Premium Income	2018/11/14
75	Announcement – Approval of Qualification as Chairman by the CBIRC	2018/12/7
76	Announcement of Premium Income	2018/12/11
77	Announcement on Change of President	2018/12/20
78	Announcement – Proposed Amendments to the Articles of Association	2018/12/20
79	Announcement – Renewal of Continuing Connected Transactions under Asset Management Agreements	2018/12/20
80	Announcement – Connected Transaction – Formation of Partnership	2018/12/20
81	Announcement on the Progress of Connected Transaction in relation to the Formation of Partnership	2018/12/28

China Life Insurance Company Limited    Annual Report 2018

Other Information

“Forbes”

“2018 Forbes Global 2000”, ranking 35th

“21st Century Business Herald” – “Assessment and Selection of the

Competitiveness of Asian Financial Enterprises in the 21st Century”

“2018 Best Life Insurance Company in Asia”

“Financial Times” – “Gold Medal List of Chinese Financial Institutions”

“Golden Dragon Award – 2018 Best Life Insurance Company”

Jointly published by China Enterprise Research Centre of Tsinghua University and “National Business Daily”

“2018 Top 100 Brand Value of Chinese Listed Companies”, ranking 26th

“2018 Top 25 Brand Value of Chinese Listed Companies (Financial List)”, ranking 6th

“Securities Times”

“Ark Prize for Insurance Company with High-quality Development in 2018”

China Life Insurance Company Limited    Annual Report 2018

Other Information

Data Center Dynamics – “Global Award”

Shortlisted as one of the candidates for the Global Award for the DCD

“Operating Team of the Data Center for the Year – Corporate Class” in 2018

“National Business Daily” – the “2018 China’s Insurance Annual Champion Awards”

“Outstanding Life Insurance Company”

“Shanghai Securities News” – “‘Golden Wealth Management’ for the Year of 2018”

“Excellent Award for Insurance Protection Brand”

“Hexun.com” – the “16th China’s Financial Annual Champion Awards”

“2018 Insurance Poverty Alleviation Pioneer of the Year”

Jointly published by “China Finance” and “Insurance Today” – “2018 Assessment and Selection of ‘China Tripod’ in the

Insurance Industry”

“Annual Best Insurance Brand”

China Life Insurance Company Limited    Annual Report 2018

08 Financial Report

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 158 to 284, which comprise the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Valuation of insurance contract liabilities

The Group had significant insurance contract liabilities stated at RMB2,216.03 billion as at 31 December 2018, representing 75.60% of the Group’s total liabilities. This is an area that involves significant judgement over uncertain future outcomes, including primarily the timing and amount of ultimate full settlements of policyholder liabilities. Actuarial models are used to support the calculation of insurance contract liabilities. The complexity of the actuarial models may give rise to errors as a result of inaccurate/incomplete data or the design or application of the models. Assumptions used in actuarial models, such as mortality, morbidity, lapse rates, discount rates, expense assumptions, etc., are established by applying estimates and judgements based on the experience analysis and future expectations by management.

The Group’s disclosures about valuation of insurance contract liabilities are included in Note 3.1, which specifically explains the uncertainty of key assumptions applied in the valuation. Please also refer to Note 4.1.3 for the sensitivity analysis of the impact of changes in key assumptions on the performance of the Group.

How our audit addressed the key audit matter

In our audit, we involved our internal actuarial specialists to perform the following audit procedures in this area, which included among others:

•	Assessing the design and testing the operating effectiveness of internal controls over the insurance contract liabilities valuation processes, including management’s determination and approval processes for experience analysis and setting of assumptions, calculation processes for actuarial estimation and actual result, and so on;

•	Assessing the assumptions by reference to the industry data, and considering both historical experience and business expectations of the Group;

•	Establishing actuarial models independently to test the valuation of liabilities for selected insurance products; and

•	Analysing the movement of these liabilities considering the changes in actuarial assumptions of the reporting period.

We tested the underlying data used in the valuation of these liabilities, and compared it with original documents. By applying our insurance industry knowledge and experience, we compared the methodology, models and assumptions used by the Group against recognised actuarial practices.

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Impairment test for an investment in an associate

The Group held a material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB12.81 billion as at 31 December 2018. As the quoted market price of this investment had been below its carrying value for more than one year, the Group performed impairment tests with the assistance from an external valuer in prior years, based on which an accumulated impairment loss of RMB1.01 billion was recorded as at 31 December 2017. During 2018, the quoted market price of this investment was still below its carrying value, and the Group performed an impairment test with the assistance from an external valuer at the year end of 2018 as well, with the result that no further impairment loss was needed to be recorded. In the assessment of the value in use of this investment, business assumptions for the projection of future cash flows and the determination of the discount rate were made by management based on their analysis of the historical operating results and the estimation of future expectations.

Disclosure of the impairment of this investment is disclosed in Note 8.

How our audit addressed the key audit matter

In our audit, our internal valuation specialists were involved to review the technique and the discount rate used in the impairment test with reference to valuation guidelines and industry practices, and our procedures included:

•	Assessing the comparable companies selected to generate certain inputs in calculating the weighted average cost of capital by reference to the financial and operational information of those companies and Sino-Ocean; and

•	Calculating the weighted average cost of capital using the Capital Asset Pricing Model.

We assessed the objectivity and capability of the external valuer. We compared the selling prices of development properties and rentals of investment properties with the historical business performance of Sino-Ocean and industry data to review the assumptions used in the cash flow projection.

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Fair value of financial assets

The Group held material investments in certain financial assets such as private equity funds, preference shares, other equity and debt investments, which were accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss with the total amount of RMB179.25 billion as at 31 December 2018. These investments were classified as level 3 in the fair value hierarchy, as their fair values were measured using valuation techniques with significant unobservable inputs. Fair value measurement can be a subjective area and more so for areas of the market reliant on model based valuation or with weak liquidity and price discovery. The selection of valuation techniques for these financial assets can be subjective and is so for assumptions. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.

Note 4.4 discloses the balance of these investments, the valuation techniques and significant unobservable inputs used in the measurement of the fair value of these investments.

How our audit addressed the key audit matter

In our audit, our internal valuation specialists were involved to assess the valuation techniques against industry practice and valuation guidelines, compare assumptions used against industry benchmarks, investigate significant differences and perform our own independent valuations where applicable.

We tested the valuation, verification and model approval processes, and evaluated the design and operating effectiveness of the internal controls over those processes.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Kam Cheong, Geoffrey.

Ernst & Young

Certified Public Accountants

Hong Kong

27 March 2019

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Financial Position

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

ASSETS
Property, plant and equipment	6	47,281	42,707
Investment properties	7	9,747	3,064
Investments in associates and joint ventures	8	201,661	161,472
Held-to-maturity securities	9.1	806,717	717,037
Loans	9.2	450,251	383,504
Term deposits	9.3	559,341	449,400
Statutory deposits – restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	870,533	810,734
Securities at fair value through profit or loss	9.6	138,717	136,809
Securities purchased under agreements to resell	9.7	9,905	36,185
Accrued investment income	9.8	48,402	50,641
Premiums receivable	11	15,648	14,121
Reinsurance assets	12	4,364	3,046
Other assets	13	33,437	33,952
Deferred tax assets	28	1,257	—
Cash and cash equivalents		50,809	48,586

Total assets		3,254,403	2,897,591

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Financial Position (continued)

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,216,031	2,025,133
Investment contracts	15	255,434	232,500
Policyholder dividends payable		85,071	83,910
Interest-bearing loans and borrowings	16	20,150	18,794
Financial liabilities at fair value through profit or loss		2,680	2,529
Derivative financial liabilities	17	1,877	—
Securities sold under agreements to repurchase	18	192,141	87,309
Annuity and other insurance balances payable		49,465	44,820
Premiums received in advance		46,650	18,505
Other liabilities	19	58,426	47,430
Deferred tax liabilities	28	—	4,871
Current income tax liabilities		2,630	6,198
Statutory insurance fund	20	558	282

Total liabilities		2,931,113	2,572,281

Equity
Share capital	35	28,265	28,265
Other equity instruments	36	7,791	7,791
Reserves	37	149,293	145,675
Retained earnings		133,022	139,202

Attributable to equity holders of the Company		318,371	320,933

Non-controlling interests		4,919	4,377

Total equity		323,290	325,310

Total liabilities and equity		3,254,403	2,897,591

Approved and authorised for issue by the Board of Directors on 27 March 2019.

Wang Bin	Su Hengxuan
Director	Director

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2018

	Notes	2018 RMB million	2017 RMB million

REVENUES
Gross written premiums		535,826	511,966
Less: premiums ceded to reinsurers		(4,503)	(3,661)

Net written premiums		531,323	508,305
Net change in unearned premium reserves		700	(1,395)

Net premiums earned		532,023	506,910

Investment income	21	125,167	122,727
Net realised gains on financial assets	22	(19,591)	42
Net fair value gains through profit or loss	23	(18,278)	6,183
Other income		8,098	7,493

Total revenues		627,419	643,355

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(248,736)	(259,708)
Accident and health claims and claim adjustment expenses	24	(40,552)	(33,818)
Increase in insurance contract liabilities	24	(189,931)	(172,517)
Investment contract benefits	25	(9,332)	(8,076)
Policyholder dividends resulting from participation in profits		(19,646)	(21,871)
Underwriting and policy acquisition costs		(62,705)	(64,789)
Finance costs	26	(4,116)	(4,601)
Administrative expenses		(37,486)	(35,953)
Other expenses		(7,642)	(6,426)
Statutory insurance fund contribution	20	(1,097)	(1,068)

Total benefits, claims and expenses		(621,243)	(608,827)

Share of profit of associates and joint ventures, net	8	7,745	7,143

Profit before income tax	27	13,921	41,671
Income tax	28	(1,985)	(8,919)

Net profit		11,936	32,752

Attributable to:
– Equity holders of the Company		11,395	32,253
– Non-controlling interests		541	499

Basic and diluted earnings per share	30	RMB0.39	RMB1.13

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2018

	Notes	2018 RMB million	2017 RMB million

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(24,591)	(15,003)
Amount transferred to net profit from other comprehensive income		19,549	(42)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(32)	5,605
Share of other comprehensive income of associates and joint ventures under the equity method		735	20
Exchange differences on translating foreign operations		598	(865)
Income tax relating to components of other comprehensive income	28	1,716	2,359

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(2,025)	(7,926)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(2,025)	(7,926)

Total comprehensive income for the year, net of tax		9,911	24,826

Attributable to:
– Equity holders of the Company		9,325	24,341
– Non-controlling interests		586	485

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Changes in Equity

For the year ended 31 December 2018

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital RMB million (Note 35)	Other equity instruments RMB million (Note 36)	Reserves RMB million (Note 37)	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves (Note 37)	—	—	8,445	(8,445)	—	—
Dividends paid (Note 32)	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves (Note 37)	—	—	5,885	(5,885)	—	—
Dividends paid (Note 32)	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Cash Flows

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	13,921	41,671

Adjustments for:
Investment income	(125,167)	(122,727)
Net realised and unrealised losses/(gains) on financial assets	37,869	(6,225)
Insurance contracts	190,210	176,148
Depreciation and amortisation	2,638	2,240
Foreign exchange losses/(gains)	194	(52)
Share of profit of associates and joint ventures, net	(7,745)	(7,143)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(9,020)	76,378
Financial liabilities at fair value through profit or loss	1,114	931
Receivables and payables	48,838	38,967
Income tax paid	(9,991)	(4,473)
Interest received – securities at fair value through profit or loss	3,527	4,497
Dividends received – securities at fair value through profit or loss	1,164	778

Net cash inflow/(outflow) from operating activities	147,552	200,990

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	48,942	30,540
Maturities of debt investments	110,425	142,845
Disposals of equity investments	278,003	506,306
Property, plant and equipment	274	103
Purchases:
Debt investments	(294,238)	(516,051)
Equity investments	(335,301)	(500,737)
Property, plant and equipment	(19,546)	(9,619)
Investments in associates and joint ventures	(34,928)	(37,304)
Decrease/(increase) in term deposits, net	(109,590)	92,148
Decrease/(increase) in securities purchased under agreements to resell, net	26,258	6,981
Interest received	106,342	98,012
Dividends received	19,503	29,014
Decrease/(increase) in policy loans, net	(34,208)	(15,515)
Cash paid related to other investing activities	(309)	(399)

Net cash inflow/(outflow) from investing activities	(238,373)	(173,676)

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	104,832	6,228
Interest paid	(3,990)	(5,671)
Dividends paid to equity holders of the Company	(11,690)	(7,164)
Dividends paid to non-controlling interests	(149)	(135)
Cash received from borrowings	727	3,121
Capital injected into subsidiaries by non-controlling interests	3,560	4,034
Cash repaid to lenders	—	(38,000)
Cash paid related to other financing activities	(327)	(8,008)

Net cash inflow/(outflow) from financing activities	92,963	(45,595)

Foreign exchange gains/(losses) on cash and cash equivalents	81	(179)

Net increase/(decrease) in cash and cash equivalents	2,223	(18,460)

Cash and cash equivalents
Beginning of the year	48,586	67,046

End of the year	50,809	48,586

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	50,792	47,444
Short-term bank deposits	17	1,142

The notes on pages 165 to 284 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 27 March 2019.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018

Effective for annual periods
Standards/Amendments	Content	beginning on or after

IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met.

The Group’s accounting treatment for cash-settled share-based payments is consistent with the clarification in the amendments. In addition, the Group has no share-based payment transactions with net settlement features for withholding tax obligations and has not made any modifications to the terms and conditions of its share-based payment transactions. Therefore, these amendments have no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options for entities issuing contracts within the scope of IFRS 4 upon the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss (“FVTPL”); and (ii) its activities are predominantly connected with insurance at its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to other comprehensive income (“OCI”) for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Company performed an assessment of the amendments and reached the conclusion that its activities were predominantly connected with insurance as at 31 December 2015. There has been no significant change in the activities of the Group since then that requires reassessment, and the Group considers that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continues to apply IAS 39 to its financial assets and financial liabilities in its reporting period starting on 1 January 2018. The disclosures about the Group’s temporary exemption from IFRS 9 are disclosed in Note 33.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard supersedes all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. Based on the standard’s transitional provisions, the entity shall recognise the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings or other component of equity of the annual reporting period that includes the date of initial application, and does not require a restatement of prior periods. The Group adopted IFRS 15 using the modified retrospective approach from 1 January 2018. Adoption of the standard has no significant impact on relative items of the Group’s consolidated financial statements.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The amendments do not have any significant impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. There is no significant impact on the accounting policies of the Group as a result of these amendments.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or FVTPL, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2018 and made relevant disclosures in Note 33 according to IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in OCI. If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018

Effective for annual periods
Standards/Amendments	Content	beginning on or after

IFRS 16	Leases	1 January 2019
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, related IFRS Interpretations Committee Interpretation and Standing Interpretations Committee Interpretation. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 16 – Leases (continued)

The Group will adopt IFRS 16 from 1 January 2019. The Group plans to adopt the modified retrospective approach according to transitional provisions in IFRS 16. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on leases whose lease terms end within 12 months as of the date of initial application and leases of low-value assets. The Group has performed a detailed assessment on the impact of adoption of IFRS 16. The Group has estimated that right-of-use assets of RMB2.6 billion and lease liabilities of RMB2.2 billion will be recognised at 1 January 2019, with no corresponding adjustment to the opening balance of retained earnings. Based on the current assessment, the Group expects the adoption of IFRS 16 will have no significant impact on the Group’s consolidated statement of comprehensive income.

IFRS 3 Amendments – Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly on the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In November 2018, the IASB tentatively decided to defer the effective date for IFRS 17 by one year to reporting periods beginning on or after 1 January 2022. The IASB also tentatively decided to allow insurers qualifying for the deferral of IFRS 9 an additional year of deferral, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2022. As at the approval date of the consolidated financial statements, the changes to the effective dates have not yet been finalised by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no significant impact on the accounting policies of the Group as a result of these amendments.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2018. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•

reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures (continued)

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker-president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

2.7	Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement (continued)

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 7, 10 and 41(b) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts

2.11.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

(a)

The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•

reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(b)

Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

2.11.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.c	Reinsurance contracts held (continued)

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.11.3	Investment contracts

For investment contracts with or without DPF, the Company’s policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.14	Bonds payable

Subordinated debts in bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.20	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

2.21	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Current and deferred income taxation (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.22	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•

debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•

equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•

securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2018, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 41(c) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.1	Types of insurance risks (continued)

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2018		2017
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	38,397	7.99%	40,588	8.73%
Hong Fu Zhi Zun Annuity (b)	22,292	4.64%	24,877	5.35%
Xin Ru Yi Annuity (c)	21,960	4.57%	25,166	5.41%
Kang Ning Whole Life (d)	20,667	4.30%	21,435	4.61%
Hong Ying Participating Endowment (e)	1,448	0.30%	3,019	0.65%
Others (f)	375,732	78.20%	349,813	75.25%

Total	480,496	100.00%	464,898	100.00%

Insurance benefits of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	1,847	1.37%	7,956	4.79%
Hong Fu Zhi Zun Annuity (b)	8,764	6.52%	2	0.00%
Xin Ru Yi Annuity (c)	3,526	2.62%	3,594	2.16%
Kang Ning Whole Life (d)	4,663	3.47%	4,197	2.52%
Hong Ying Participating Endowment (e)	28,741	21.38%	49,796	29.96%
Others (f)	86,857	64.64%	100,679	60.57%

Total	134,398	100.00%	166,224	100.00%

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

	As at 31 December 2018		As at 31 December 2017
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	52,440	2.39%	19,771	0.99%
Hong Fu Zhi Zun Annuity (b)	26,741	1.22%	15,236	0.76%
Xin Ru Yi Annuity (c)	71,571	3.27%	53,098	2.66%
Kang Ning Whole Life (d)	289,230	13.21%	268,708	13.44%
Hong Ying Participating Endowment (e)	42,969	1.96%	70,506	3.53%
Others (f)	1,706,843	77.95%	1,571,747	78.62%

Total	2,189,794	100.00%	1,999,066	100.00%

(a)

Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

(b)

Hong Fu Zhi Zun Annuity is an annuity insurance contract with the options for annual or monthly payment. The payment period is divided into 3 years, 5 years or 10 years. Its insured period is twenty years. This product is applicable to healthy policyholders between 28-day-old and 60-year-old. From the effective date after one policy year to the expiration date, if the policyholders live to the annual corresponding effective date, the annuity payment is paid at 3% of the annual premium if the payment period is three years; the annuity payment is paid at 6% of the annual premium if the payment period is five years; and the annuity payment is paid at 12% of the annual premium if the payment period is ten years. From the effective date to the effective date after one policy year, if the policyholders survive, the special survival payment shall be paid according to the basic sum insured by Hong Fu Zhi Zun Annuity. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the insurance premium received (without interest) when accidents occurred.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(c)

Xin Ru Yi Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Ru Yi Annuity to the corresponding date when policyholders reach the age of 80. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Ru Yi Annuity, the annuity payment of first policy year is paid at 10% of the first premium of the product, and the following annuity payments are paid at the basic sum insured by Xin Ru Yi Annuity. From the first corresponding date after the contractual date starting to claim of annuity to the corresponding date when the policyholders reach the age of 80-year-old, the annuity payment of first policy year is paid at 110% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; the following annuity payments increase by 10% of the basic sum on the basis of the previous payment. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the larger value of the insurance premium (without interest) and the cash value of the contract at the time of the death of the insured.

(d)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)

Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB23,322 million or RMB24,177 million (as at 31 December 2017: RMB19,731 million or RMB20,559 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,672 million or RMB1,535 million (as at 31 December 2017: RMB1,940 million or RMB1,989 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB83,634 million or RMB95,212 million (as at 31 December 2017: RMB70,732 million or RMB80,152 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB551 million (as at 31 December 2017: RMB445 million) lower or higher, respectively.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2014	2015	2016	2017	2018	Total

Year end	16,499	20,497	27,120	33,926	40,601
1 year later	17,265	21,427	27,303	34,845
2 years later	16,726	21,422	26,851
3 years later	16,726	21,422
4 years later	16,726

Estimated accumulated claims expenses	16,726	21,422	26,851	34,845	40,601	140,445
Accumulated claims expenses paid	(16,726)	(21,422)	(26,851)	(33,476)	(27,165)	(125,640)

Unpaid claims expenses	—	—	—	1,369	13,436	14,805

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2014	2015	2016	2017	2018	Total

Year end	16,379	20,359	26,897	33,700	40,157
1 year later	17,127	21,262	27,107	34,560
2 years later	16,589	21,259	26,655
3 years later	16,589	21,259
4 years later	16,589

Estimated accumulated claims expenses	16,589	21,259	26,655	34,560	40,157	139,220
Accumulated claims expenses paid	(16,589)	(21,259)	(26,655)	(33,204)	(26,848)	(124,555)

Unpaid claims expenses	—	—	—	1,356	13,309	14,665

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2018, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB145 million (as at 31 December 2017: RMB35 million) lower or higher, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB13,749 million or RMB10,045 million (as at 31 December 2017: RMB11,463 million or RMB8,306 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk (continued)

As at 31 December 2018, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB5,073 million (as at 31 December 2017: RMB3,341 million or RMB5,393 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB24,898 million or RMB34,474 million (as at 31 December 2017: RMB23,423 million or RMB32,651 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2018 and 2017, expressed in RMB equivalent:

As at 31 December 2018	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	9,994	41,379	—	—	—	51,373
– Securities at fair value through profit or loss	4,511	163	951	2,315	1,076	9,016
Debt securities
– Held-to-maturity securities	150	—	—	—	—	150
– Loans	1,766	—	—	—	—	1,766
– Available-for-sale securities	2,240	—	—	—	—	2,240
– Securities at fair value through profit or loss	627	—	19	7	4	657
Term deposits	7,502	—	—	—	—	7,502
Cash and cash equivalents	1,768	261	287	42	—	2,358

Total	28,558	41,803	1,257	2,364	1,080	75,062

Financial liabilities
Interest-bearing loans and other borrowings	13,108	—	2,385	4,657	—	20,150

Total	13,108	—	2,385	4,657	—	20,150

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2017	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	8,697	28,859	—	—	—	37,556
– Securities at fair value through profit or loss	4,707	146	1,088	2,690	1,198	9,829
Debt securities
– Held-to-maturity securities	155	—	—	—	—	155
– Loans	952	—	—	—	—	952
– Available-for-sale securities	1,229	—	—	—	—	1,229
– Securities at fair value through profit or loss	435	—	18	5	5	463
Term deposits	7,744	—	—	—	—	7,744
Cash and cash equivalents	1,246	185	282	128	3	1,844

Total	25,165	29,190	1,388	2,823	1,206	59,772

Financial liabilities
Interest-bearing loans and other borrowings	12,480	—	2,413	3,901	—	18,794

Total	12,480	—	2,413	3,901	—	18,794

As at 31 December 2018, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB353 million (as at 31 December 2017: RMB308 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB4,909 million (as at 31 December 2017: RMB3,541 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange losses in 2018 were RMB194 million (2017: exchange gains of RMB52 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2018 and 2017.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2018, 99.9% (as at 31 December 2017: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2018, 99.9% (as at 31 December 2017: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2018, 99.9% (as at 31 December 2017: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2018 and 2017.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2018 and 2017.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2018	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	422,780	422,780	—	—	—	—
Debt securities	1,391,310	—	80,801	290,449	298,644	1,417,910
Loans	450,251	—	182,978	101,149	88,718	172,050
Term deposits	559,341	—	172,525	145,634	237,508	77,961
Statutory deposits – restricted	6,333	—	782	739	6,005	—
Securities purchased under agreements to resell	9,905	—	9,905	—	—	—
Accrued investment income	48,402	—	47,834	540	28	—
Premiums receivable	15,648	—	15,648	—	—	—
Cash and cash equivalents	50,809	—	50,809	—	—	—

Subtotal	2,954,779	422,780	561,282	538,511	630,903	1,667,921

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,216,031	—	197,289	222,170	(13,489)	(4,391,739)
Investment contracts	255,434	—	(13,098)	(10,293)	(11,422)	(629,318)

Contractual cash outflows
Securities sold under agreements to repurchase	192,141	—	(192,141)	—	—	—
Financial liabilities at fair value through profit or loss	2,680	(2,680)	—	—	—	—
Annuity and other insurance balances payable	49,465	—	(49,465)	—	—	—
Interest-bearing loans and other borrowings	20,150	—	(16,977)	(3,798)	—	—

Subtotal	2,735,901	(2,680)	(74,392)	208,079	(24,911)	(5,021,057)

Net cash inflow/(outflow)	218,878	420,100	486,890	746,590	605,992	(3,353,136)

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2017	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	409,528	409,528	—	—	—	—
Debt securities	1,255,052	—	127,830	240,582	271,538	1,240,465
Loans	383,504	—	141,679	105,063	64,386	128,753
Term deposits	449,400	—	104,976	252,571	133,013	2,823
Statutory deposits – restricted	6,333	—	4,084	734	2,106	—
Securities purchased under agreements to resell	36,185	—	36,185	—	—	—
Accrued investment income	50,641	—	44,789	5,602	250	—
Premiums receivable	14,121	—	14,121	—	—	—
Cash and cash equivalents	48,586	—	48,586	—	—	—

Subtotal	2,653,350	409,528	522,250	604,552	471,293	1,372,041

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,025,133	—	16,319	221,905	47,109	(3,807,542)
Investment contracts	232,500	—	(15,308)	(29,981)	(26,892)	(388,320)

Contractual cash outflows
Securities sold under agreements to repurchase	87,309	—	(87,309)	—	—	—
Financial liabilities at fair value through profit or loss	2,529	(2,529)	—	—	—	—
Annuity and other insurance balances payable	44,820	—	(44,820)	—	—	—
Interest-bearing loans and other borrowings	18,794	—	(1,240)	(18,557)	—	—

Subtotal	2,411,085	(2,529)	(132,358)	173,367	20,217	(4,195,862)

Net cash inflow/(outflow)	242,265	406,999	389,892	777,919	491,510	(2,823,821)

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short- term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB85,071 million as at 31 December 2018 (as at 31 December 2017: RMB83,910 million). As at 31 December 2018, declared dividends of RMB74,932 million (as at 31 December 2017: RMB68,731 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB58,669 million and RMB194,290 million, respectively for the year ended 31 December 2018 (2017: RMB56,709 million and RMB173,557 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 9.4, Note 20 and Note 37, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1-No.17):

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Core capital	761,353	706,516
Actual capital	761,367	706,623
Minimum capital	303,872	254,503
Core solvency ratio	251%	278%
Comprehensive solvency ratio	251%	278%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgments related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

(i) The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statement relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2018	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	120,797	629	629	Investment income and service fee
Funds managed by third parties	Note 1	104,678	104,678	Investment income
Trust schemes managed by affiliated entities	3,800	2,680	2,680	Investment income and service fee
Trust schemes managed by third parties	Note 1	89,769	89,769	Investment income
Debt investment schemes managed by affiliated entities	59,456	32,029	32,029	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	33,330	33,330	Investment income
Others managed by affiliated entities Note [2]	422,006	9,502	9,502	Investment income and service fee
Others managed by third parties Note [2]	Note 1	110,035	110,035	Investment income

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i)	The unconsolidated structured entities that the Group has interest in (continued)

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statement relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below (continued):

	Unconsolidated structured entities
As at 31 December 2017	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	127,706	3,239	3,239	Investment income and service fee
Funds managed by third parties	Note 1	97,772	97,772	Investment income
Trust schemes managed by affiliated entities	500	400	400	Investment income and service fee
Trust schemes managed by third parties	Note 1	75,263	75,263	Investment income
Debt investment schemes managed by affiliated entities	52,014	36,359	36,359	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	32,209	32,209	Investment income
Others managed by affiliated entities Note [2]	303,976	8,676	8,676	Investment income and service fee
Others managed by third parties Note [2]	Note 1	107,859	107,859	Investment income

Note 1:

Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2018, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB400,419 million (as at 31 December 2017: RMB252,017 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2018, the management service fee from these structured entities was RMB1,338 million (2017: RMB736 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2018, assets classified as Level 1 accounted for approximately 33.30% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open- ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2018, assets classified as Level 2 accounted for approximately 48.57% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2018, assets classified as Level 3 accounted for approximately 18.13% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2018:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	92,260	44	—	92,304
Common stocks	113,750	15,871	13,848	143,469
Preferred stocks	—	—	32,707	32,707
Wealth management products	—	31,348	—	31,348
Others	34	—	53,445	53,479
– Debt securities
Government bonds	2,587	25,853	—	28,440
Government agency bonds	53,433	126,840	—	180,273
Corporate bonds	10,206	175,514	—	185,720
Subordinated bonds/debts	—	21,314	200	21,514
Others	—	1,595	79,048	80,643
Securities at fair value through profit or loss
– Equity securities
Funds	13,891	76	—	13,967
Common stocks	34,392	849	—	35,241
Wealth management products	—	1,506	—	1,506
– Debt securities
Government bonds	82	36	—	118
Government agency bonds	1,556	5,204	—	6,760
Corporate bonds	7,052	72,722	—	79,774
Others	—	1,351	—	1,351

Total	329,243	480,123	179,248	988,614

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,680)	—	—	(2,680)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,877)	(1,877)

Total	(2,689)	—	(1,877)	(4,566)

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2018:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets RMB million	Derivative financial liabilities RMB million	Total liabilities RMB million
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million

Opening balance	57,333	89,111	655	147,099	—	—
Purchases	19,755	7,891	—	27,646	—	—
Transferred into Level 3	—	180	—	180	—	—
Transferred out of Level 3	—	(467)	(655)	(1,122)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	—	(1,877)	(1,877)
Total gains/(losses) recorded in other comprehensive income	3,024	3,446	—	6,470	—	—
Disposals	—	(161)	—	(161)	—	—
Maturity	(864)	—	—	(864)	—	—

Closing balance	79,248	100,000	—	179,248	(1,877)	(1,877)

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2017:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	91,319	25	—	91,344
Common stocks	105,326	8,637	15,461	129,424
Preferred stocks	—	—	31,651	31,651
Wealth management products	—	40,327	—	40,327
Others	28	—	41,999	42,027
– Debt securities
Government bonds	2,436	22,196	—	24,632
Government agency bonds	38,542	119,223	—	157,765
Corporate bonds	5,920	191,213	—	197,133
Subordinated bonds/debts	—	13,295	200	13,495
Others	—	4,966	57,133	62,099
Securities at fair value through profit or loss
– Equity securities
Funds	9,825	67	—	9,892
Common Stocks	42,475	896	655	44,026
– Debt securities
Government bonds	29	2,052	—	2,081
Government agency bonds	4,774	4,310	—	9,084
Corporate bonds	4,498	62,417	—	66,915
Others	—	4,811	—	4,811

Total	305,172	474,435	147,099	926,706

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,529)	—	—	(2,529)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,541)	—	—	(2,541)

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets for the year ended 31 December 2017:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	13,733	76,445	1,061	91,239
Purchases	47,909	15,197	—	63,106
Transferred into Level 3	—	2,842	695	3,537
Transferred out of Level 3	—	(5,598)	(1,059)	(6,657)
Total gains/(losses) recorded in profit or loss	—	—	(42)	(42)
Total gains/(losses) recorded in other comprehensive income	(519)	315	—	(204)
Disposals	—	(90)	—	(90)
Maturity	(3,790)	—	—	(3,790)

Closing balance	57,333	89,111	655	147,099

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2018, RMB11,215 million (2017: RMB19,275 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB16,119 million (2017: RMB9,652 million) debt securities were transferred from Level 2 to Level 1. RMB3,491 million (2017: immaterial) equity securities were transferred from Level 1 to Level 2, whereas no material equity securities were transferred from Level 2 to Level 1 (2017: same).

For the years ended 31 December 2018 and 2017, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2018 and 2017, significant unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 31 December 2018 and 31 December 2017:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2018: 34,388 31 December 2017: 24,884	Comparable companies approach	Liquidity discount	31 December 2018: 5%-25% 31 December 2017: 6%-25%	The fair value is inversely related to the liquidity discount
	31 December 2018: 23,976 31 December 2017: 21,215	Net Asset Value method	N/A	N/A	N/A
	31 December 2018: 37,847 31 December 2017: 36,530	Discounted cash flow method	Weighted average cost of capital	31 December 2018: 3.80%-7.50% 31 December 2017: 3.80%-7.50%	The fair value is inversely related to weighted average cost of capital
Debt securities	31 December 2018: 79,248 31 December 2017: 57,333	Discounted cash flow method	Weighted average cost of capital	31 December 2018: 4.00%-6.60% 31 December 2017: 4.00%-6.60%	The fair value is inversely related to weighted average cost of capital
Derivative financial liabilities	31 December 2018: (1,877) 31 December 2017: nil	Comparable companies approach	Liquidity discount	31 December 2018: 11% 31 December 2017: nil	The fair value is inversely related to the liquidity discount

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 34, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
– Term life	3,145	—	—	—	—
– Whole life	46,375	—	—	—	—
– Endowment	126,318	—	—	—	—
– Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—

Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Share of profit of associates and joint ventures, net	—	—	—	7,745	—	7,745

Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
– Equity holders of the Company						11,395
– Non-controlling interests						541

Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)

Depreciation and amortisation	1,589	505	202	342	—	2,638

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

5	SEGMENT INFORMATION (continued)

	As at 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities
Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
– Term life	4,110	—	—	—	—
– Whole life	36,496	—	—	—	—
– Endowment	198,418	—	—	—	—
– Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
– Equity holders of the Company						32,253
– Non-controlling interests						499

Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)

Depreciation and amortisation	1,513	351	216	160	—	2,240

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

5	SEGMENT INFORMATION (continued)

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713

Total						2,897,591

Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781

Total						2,572,281

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2018	32,457	6,873	1,403	16,696	1,830	59,259
Transfers upon completion	4,889	123	—	(5,500)	393	(95)
Additions	85	932	282	11,416	54	12,769
Transfers into investment properties	—	—	—	(5,634)	—	(5,634)
Disposals	(169)	(270)	(345)	(76)	(86)	(946)

As at 31 December 2018	37,262	7,658	1,340	16,902	2,191	65,353

Accumulated depreciation
As at 1 January 2018	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)
Charge for the year	(1,196)	(578)	(151)	—	(212)	(2,137)
Disposals	30	257	293	—	38	618

As at 31 December 2018	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018	26,824	2,215	527	16,901	814	47,281

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2017	25,362	6,837	1,424	10,548	1,553	45,724
Transfers upon completion	7,073	49	—	(7,520)	312	(86)
Additions	70	450	174	15,747	13	16,454
Transfers into investment properties	—	—	—	(1,931)	—	(1,931)
Disposals	(48)	(463)	(195)	(148)	(48)	(902)

As at 31 December 2017	32,457	6,873	1,403	16,696	1,830	59,259

Accumulated depreciation
As at 1 January 2017	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)
Charge for the year	(953)	(632)	(144)	—	(181)	(1,910)
Disposals	16	444	187	—	46	693

As at 31 December 2017	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018, the net book value of buildings above which were in process to obtain title certificates was RMB6,798 million (as at 31 December 2017: RMB6,209 million).

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

7	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2018	3,366
Additions	6,875
Deductions	(14)

As at 31 December 2018	10,227

Accumulated depreciation
As at 1 January 2018	(302)
Charge for the year	(186)
Deductions	8

As at 31 December 2018	(480)

Net book value
As at 1 January 2018	3,064

As at 31 December 2018	9,747

Fair value
As at 1 January 2018	4,629

As at 31 December 2018	12,449

Buildings RMB million

Cost
As at 1 January 2017	1,435
Additions	1,931

As at 31 December 2017	3,366

Accumulated depreciation
As at 1 January 2017	(244)
Charge for the year	(58)

As at 31 December 2017	(302)

Net book value
As at 1 January 2017	1,191

As at 31 December 2017	3,064

Fair value
As at 1 January 2017	2,201

As at 31 December 2017	4,629

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

7	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2018, the net book value of investment properties which were in process to obtain title certificates was RMB3,407 million (as at 31 December 2017: RMB1,872 million).

The fair value of investment properties of the Group as at 31 December 2018 amounted to RMB12,449 million (as at 31 December 2017: RMB4,629 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2018 RMB million	2017 RMB million

As at 1 January	161,472	119,766
Change of the cost	34,229	37,110
Share of profit or loss	7,745	7,143
Declared dividends	(2,903)	(1,862)
Other equity movements	1,118	(685)

As at 31 December	201,661	161,472

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

8	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

				Movement
	Accounting method	Cost	As at 31 December 2017	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2018	Percentage of equity interest	Accumulated amount of impairment

Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	53,459	13,014	4,410	—	1,772	—	72,655	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	13,626	—	269	(558)	(525)	—	12,812	29.59%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	8,185	—	43	(66)	(199)	—	7,963	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,466	—	35	—	—	—	1,501	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,347	—	1,106	(1,059)	(7)	—	21,387	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,829	21,783	—	345	(63)	(173)	—	21,892	10.29%	—
Others (v)	Equity Method	21,984	9,732	12,036	1,685	(444)	515	—	23,524		—

Subtotal		127,573	129,598	25,050	7,893	(2,190)	1,383	—	161,734		(1,010)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”) (iv)	Equity Method	6,281	6,139	—	36	(388)	—	—	5,787	66.67%	—
Mapleleaf Century Limited (“MCL”) (iv)	Equity Method	7,639	5,332	1,495	(766)	—	(320)	—	5,741	75.00%	—
Others (v)	Equity Method	28,914	20,403	7,684	582	(325)	55	—	28,399		—

Subtotal		42,834	31,874	9,179	(148)	(713)	(265)	—	39,927		—

Total		170,407	161,472	34,229	7,745	(2,903)	1,118	—	201,661		(1,010)

(i)

On 14 December 2018, the Company subscribed for 1,871,875,329 additional shares offering of CGB at RMB6.9511 per share, with a total consideration including the transaction fees of RMB13,014 million. Upon the completion of the transaction, the Company held 43.686% equity of CGB after the capital increase, and the proportion remained unchanged.

On 1 January 2019, CGB began to adopt IFRS 9 and adjusted its equity to reflect the accumulated impact of adopting IFRS 9. The adoption of IFRS 9 by CGB has an impact on the Group’s equity as at 1 January 2019 accordingly, which is still under evaluation.

(ii)

The 2017 final dividend of HKD0.155 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2018. The Company received a cash dividend amounting to RMB284 million. The 2018 interim dividend of HKD0.140 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 22 August 2018. The Company received a cash dividend amounting to RMB274 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2018, the stock price of Sino-Ocean was HKD3.45 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2018. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2018.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

8	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(iii)

The 2017 final dividend of RMB0.0198 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 9 May 2018. The Company received a cash dividend amounting to RMB63 million. China Unicom’s share price on 28 December 2018 (the last trading day of 2018) was RMB5.17 per share.

(iv)

Glorious Fortune Forever Limited, a subsidiary of the Company, invested in the partnership Joy City, holding 66.67% of the total partnership interest. China Century Core Fund Limited, a subsidiary of the Company, invested in the partnership MCL, holding 75.00% of the total partnership interest. According to the partnership agreement, Glorious Fortune Forever Limited and China Century Core Fund Limited, as limited partners of such partnerships, cannot control these partnerships on their own, but has joint control with the general partners. Therefore, Joy City and MCL are accounted for as joint ventures of the Group.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)	Except for a 36-month restricted period of the investment in China Unicom, the Group has no significant restrictions to transact other investments in associates and joint ventures.

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2017, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2018 and for the year ended 31 December 2018:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,373,291	249,362	83,561	8,986	36,467	541,762	10,243	22,266
Total liabilities	2,214,781	186,224	63,654	6,246	1,043	224,822	265	11,897
Total equity	158,510	63,138	19,907	2,740	35,424	316,940	9,978	10,369
Total equity attributable to equity holders of the associates and joint ventures	158,510	48,385	19,907	2,732	35,424	140,144	9,978	10,369
Total adjustments (i)	933	(4,938)	—	—	470	17,926	(1,297)	(2,714)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	159,443	43,447	19,907	2,732	35,894	158,070	8,681	7,655
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	72,655	13,822	7,963	1,501	21,387	21,892	5,787	5,741
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	72,655	12,812	7,963	1,501	21,387	21,892	5,787	5,741

Total revenues	59,279	48,821	65,564	643	4,746	290,877	457	458
Net profit/(loss)	10,707	4,666	121	98	2,545	9,301	438	609
Other comprehensive income	4,160	(1,518)	(503)	1	—	(245)	—	—
Total comprehensive income	14,867	3,148	(382)	99	2,545	9,056	438	609

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2017 and for the year ended 31 December 2017:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	10,353	20,776
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	283	12,598
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	10,070	8,178
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	10,070	8,178
Total adjustments (i)	2,267	(2,617)	—	—	676	—	(861)	(1,069)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	9,209	7,109
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	66.67%	75.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	6,139	5,332
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	6,139	5,332

Total revenues	50,531	49,236	61,142	399	5,644	274,829	859	185
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	840	(301)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	840	(301)

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2018 and 31 December 2017. The Group had a capital contribution commitment of RMB20,768 million with joint ventures as at 31 December 2018 (as at 31 December 2017: RMB20,996 million). The capital contribution commitment amount has been included in the capital commitments in Note 40.

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Debt securities
Government bonds	179,943	125,866
Government agency bonds	266,986	241,808
Corporate bonds	212,709	200,869
Subordinated bonds/debts	147,079	148,494

Total	806,717	717,037

Debt securities
Listed in Mainland, PRC	109,597	91,631
Listed in Hong Kong, PRC	130	136
Listed in Singapore	20	19
Unlisted (i)	696,970	625,251

Total	806,717	717,037

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2018, an impairment loss of RMB42 million (2017: nil) for the investment of held-to-maturity securities has been made by the Group. In 2018, the Group did not sell the unexpired held-to-maturity securities (2017: same).

Debt securities – fair value hierarchy	As at 31 December 2018			As at 31 December 2017
	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	15,387	175,622	191,009	33,496	90,216	123,712
Government agency bonds	72,455	204,029	276,484	20,281	203,031	223,312
Corporate bonds	10,965	209,302	220,267	1,360	195,177	196,537
Subordinated bonds/debts	—	155,783	155,783	—	149,423	149,423

Total	98,807	744,736	843,543	55,137	637,847	692,984

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.1	Held-to-maturity securities (continued)

Debt securities – Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	16,907	22,496
After one year but within five years	137,840	112,932
After five years but within ten years	279,086	288,496
After ten years	372,884	293,113

Total	806,717	717,037

9.2	Loans

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Policy loans (i)	142,165	107,957
Other loans	308,086	275,547

Total	450,251	383,504

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within one year	167,498	128,856
After one year but within five years	138,939	132,575
After five years but within ten years	99,501	90,556
After ten years	44,313	31,517

Total	450,251	383,504

(i)	As at 31 December 2018, maturities of policy loans were within 6 months (as at 31 December 2017: same).

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.3	Term deposits

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	158,920	97,076
After one year but within five years	323,021	349,524
After five years but within ten years	77,400	2,800

Total	559,341	449,400

As at 31 December 2018, the Group’s term deposits of RMB16,691 million (as at 31 December 2017: same) were deposited in banks to back overseas borrowings and are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 31 December 2018, the amounts of such term deposits were RMB6,861 million, RMB7,080 million and RMB750 million, respectively (as at 31 December 2017: same).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 31 December 2018, the amounts of such term deposits and current deposits were RMB2,000 million (as at 31 December 2017: same) and RMB1,274 million (as at 31 December 2017: RMB1,247 million), respectively.

9.4	Statutory deposits – restricted

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Contractual maturity schedule:
Within one year	500	3,933
After one year but within five years	5,833	2,400

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	28,440	24,632
Government agency bonds	180,273	157,765
Corporate bonds	185,720	197,133
Subordinated bonds/debts	21,514	13,495
Others (i)	80,643	62,099

Subtotal	496,590	455,124

Equity securities
Funds	92,304	91,344
Common stocks	143,469	129,424
Preferred stocks	32,707	31,651
Wealth management products	31,348	40,327
Others (i)	53,479	42,027

Subtotal	353,307	334,773

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,837

Total	870,533	810,734

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Debt securities
Listed in Mainland, PRC	53,933	44,929
Unlisted	442,657	410,195

Subtotal	496,590	455,124

Equity securities
Listed in Mainland, PRC	102,190	93,384
Listed in Hong Kong, PRC	55,066	41,507
Listed overseas	162	132
Unlisted	216,525	220,587

Subtotal	373,943	355,610

Total	870,533	810,734

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	11,511	42,410
After one year but within five years	170,606	153,630
After five years but within ten years	214,826	167,552
After ten years	99,647	91,532

Total	496,590	455,124

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Debt securities
Government bonds	118	2,081
Government agency bonds	6,760	9,084
Corporate bonds	79,774	66,915
Others	1,351	4,811

Subtotal	88,003	82,891

Equity securities
Funds	13,967	9,892
Common stocks	35,241	44,026
Wealth management products	1,506	—

Subtotal	50,714	53,918

Total	138,717	136,809

Debt securities
Listed in Mainland, PRC	39,145	26,776
Listed in Hong Kong, PRC	108	—
Listed overseas	202	292
Unlisted	48,548	55,823

Subtotal	88,003	82,891

Equity securities
Listed in Mainland, PRC	31,962	39,442
Listed in Hong Kong, PRC	97	79
Listed overseas	6,552	7,187
Unlisted	12,103	7,210

Subtotal	50,714	53,918

Total	138,717	136,809

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within 30 days	9,905	36,055
After 30 but within 90 days	—	130

Total	9,905	36,185

9.8	Accrued investment income

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Bank deposits	19,805	24,942
Debt securities	23,486	21,423
Others	5,111	4,276

Total	48,402	50,641

Current	47,834	44,789
Non-current	568	5,852

Total	48,402	50,641

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Held-to-maturity securities (ii)	806,717	717,037	843,543	692,984
Loans (iii)	450,251	383,504	458,669	375,899
Term deposits	559,341	449,400	559,341	449,400
Statutory deposits-restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	849,897	789,897	849,897	789,897
Securities at fair value through profit or loss	138,717	136,809	138,717	136,809
Securities purchased under agreements to resell	9,905	36,185	9,905	36,185
Cash and cash equivalents	50,809	48,586	50,809	48,586
Investment contracts (iii)	(255,434)	(232,500)	(245,803)	(229,222)
Financial liabilities at fair value through profit or loss	(2,680)	(2,529)	(2,680)	(2,529)
Derivative financial liabilities	(1,877)	—	(1,877)	—
Securities sold under agreements to repurchase	(192,141)	(87,309)	(192,141)	(87,309)
Interest-bearing loans and borrowings	(20,150)	(18,794)	(20,150)	(18,794)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2018, the carrying value of premiums receivable within one year was RMB15,607 million (as at 31 December 2017: RMB14,079 million).

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

12	REINSURANCE ASSETS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Long-term insurance contracts ceded (Note 14)	3,123	2,351
Due from reinsurance companies	731	64
Ceded unearned premiums (Note 14)	370	527
Claims recoverable from reinsurers (Note 14)	140	104

Total	4,364	3,046

Current	1,241	695
Non-current	3,123	2,351

Total	4,364	3,046

13	OTHER ASSETS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Investments receivable and prepaid	8,885	15,466
Land use rights	7,906	6,201
Disbursements	4,162	2,705
Automated policy loans	3,269	3,050
Due from related parties	725	987
Prepayments to constructors	504	403
Others	7,986	5,140

Total	33,437	33,952

Current	23,533	25,933
Non-current	9,904	8,019

Total	33,437	33,952

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2018	4.85%
As at 31 December 2017	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2018	3.47%~4.86%
As at 31 December 2017	3.31%~4.86%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2018	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2017	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Gross
Long-term insurance contracts	2,189,794	1,999,066
Short-term insurance contracts
– Claims and claim adjustment expenses	14,805	13,778
– Unearned premiums	11,432	12,289

Total, gross	2,216,031	2,025,133

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(3,123)	(2,351)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(140)	(104)
– Unearned premiums (Note 12)	(370)	(527)

Total, ceded	(3,633)	(2,982)

Net
Long-term insurance contracts	2,186,671	1,996,715
Short-term insurance contracts
– Claims and claim adjustment expenses	14,665	13,674
– Unearned premiums	11,062	11,762

Total, net	2,212,398	2,022,151

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2018 RMB million	2017 RMB million

Notified claims	2,672	2,085
Incurred but not reported	11,106	9,453

Total as at 1 January – Gross	13,778	11,538

Cash paid for claims settled
– Cash paid for current year claims	(27,165)	(21,404)
– Cash paid for prior year claims	(12,876)	(10,460)
Claims incurred
– Claims arising in current year	40,601	33,926
– Claims arising in prior years	467	178

Total as at 31 December – Gross	14,805	13,778

Notified claims	2,536	2,672
Incurred but not reported	12,269	11,106

Total as at 31 December – Gross	14,805	13,778

The table below presents movements in unearned premium reserves:

	2018 RMB million			2017 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	12,289	(527)	11,762	10,492	(125)	10,367
Increase	11,432	(370)	11,062	12,289	(527)	11,762
Release	(12,289)	527	(11,762)	(10,492)	125	(10,367)

As at 31 December	11,432	(370)	11,062	12,289	(527)	11,762

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2018 RMB million	2017 RMB million

As at 1 January	1,999,066	1,825,956
Premiums	480,496	464,898
Release of liabilities (i)	(385,761)	(379,262)
Accretion of interest	99,618	78,232
Change in assumptions
– Change in discount rates	(6,020)	6,599
– Change in other assumptions (ii)	2,946	2,424
Other movements	(551)	219

As at 31 December	2,189,794	1,999,066

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2018, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB3,877 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB931 million.

For the year ended 31 December 2017, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB1,718 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB706 million.

15	INVESTMENT CONTRACTS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Investment contracts with DPF at amortised cost	59,129	57,153
Investment contracts without DPF
– At amortised cost	196,296	175,335
– At fair value through profit or loss	9	12

Total	255,434	232,500

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

15	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	2018 RMB million	2017 RMB million

As at 1 January	57,153	53,688
Deposits received	4,096	4,829
Deposits withdrawn, payments on death and other benefits	(3,318)	(2,510)
Policy fees deducted from account balances	(38)	(37)
Interest credited	1,236	1,183

As at 31 December	59,129	57,153

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Guaranteed loans	17 June 2019	3.54%		2,385	2,413
Guaranteed loans	27 September 2019	2.30%		6,657	6,338
Guaranteed loans	30 September 2019	2.40%		6,451	6,142
Guaranteed loans	11 January 2018	1.495%		—	780
Guaranteed loans	11 January 2019	1.50%		993	—
Credit loans	6 December 2020	EURIBOR + 3.80	%(i)	3,139	3,121
Credit loans	18 January 2021	2.50%		525	—

Total				20,150	18,794

(i)	3.80% when EURIBOR is negative.

17	DERIVATIVE FINANCIAL LIABILITIES

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Forward contract	1,877	—

Note:

The derivative financial liability of the Company is a forward contract to purchase equity securities. Its fair value is based on active quoted price of the equity security with consideration of liquidity discount, which is classified as Level 3.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Interbank market	125,788	75,002
Stock exchange market	66,353	12,307

Total	192,141	87,309

Maturing:
Within 30 days	192,141	87,309

Total	192,141	87,309

As at 31 December 2018, bonds with a carrying value of RMB139,784 million (as at 31 December 2017: RMB79,543 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2018, the carrying value of securities deposited in the collateral pool was RMB174,323 million (as at 31 December 2017: RMB139,727 million). The collateral is restricted from trading during the period of the repurchase transaction.

19	OTHER LIABILITIES

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Interest payable to policyholders	11,739	9,614
Salary and welfare payable	11,199	10,129
Payable to the third-party holders of consolidated structured entities	9,407	6,252
Brokerage and commission payable	5,268	5,659
Payable to constructors	3,479	2,668
Agent deposits	1,793	1,906
Tax payable	666	689
Stock appreciation rights (Note 31)	490	833
Interest payable of debt instruments	252	127
Others	14,133	9,553

Total	58,426	47,430

Current	58,426	47,430
Non-current	—	—

Total	58,426	47,430

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

21	INVESTMENT INCOME

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Debt securities
– held-to-maturity securities	34,657	30,669
– available-for-sale securities	22,991	19,608
– at fair value through profit or loss	3,869	3,618
Equity securities
– available-for-sale securities	16,492	27,019
– at fair value through profit or loss	1,284	920
Bank deposits	22,699	23,827
Loans	22,894	16,320
Securities purchased under agreements to resell	281	746

Total	125,167	122,727

For the year ended 31 December 2018, the interest income included in investment income was RMB107,391 million (2017: RMB94,788 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Debt securities
Realised gains	399	(9)
Impairment	(42)	(114)

Subtotal	357	(123)

Equity securities
Realised gains	(11,785)	2,808
Impairment	(8,163)	(2,643)

Subtotal	(19,948)	165

Total	(19,591)	42

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

22	NET REALISED GAINS ON FINANCIAL ASSETS (continued)

Net realised gains on financial assets are from available-for-sale securities and held-to-maturity securities.

During the year ended 31 December 2018, the Group recognised an impairment charge of RMB4,542 million (2017: RMB619 million) of available-for-sale funds, an impairment charge of RMB3,621 million (2017: RMB2,024 million) of available-for-sale common stocks, no impairment of available-for-sale debt securities (2017: RMB114 million) and an impairment charge of RMB42 million (2017: nil) of held-to-maturity securities, for which the Group determined that objective evidence of impairment existed.

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Debt securities	2,006	(1,542)
Equity securities	(18,938)	8,179
Stock appreciation rights	343	(179)
Financial liabilities at fair value through profit or loss	188	(275)
Derivative financial liabilities	(1,877)	—

Total	(18,278)	6,183

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

26	FINANCE COSTS

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Interest expenses for securities sold under agreements to repurchase	3,565	3,144
Interest expenses for interest-bearing loans and borrowings	551	424
Interest expenses for bonds payable	—	1,033

Total	4,116	4,601

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Employee salaries and welfare costs	19,268	18,741
Housing benefits	1,061	933
Contribution to the defined contribution pension plan	2,531	2,357
Depreciation and amortisation	2,638	2,240
Foreign exchange losses/(gains)	194	(52)
Remuneration in respect of audit services provided by auditors	59	59

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Current taxation – Enterprise income tax	6,397	9,457
Deferred taxation	(4,412)	(538)

Total tax charges	1,985	8,919

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

28	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2017: same) is as follows:

	For the year ended 31 December
	2018 RMB million	2017 RMB million

Profit before income tax	13,921	41,671
Tax computed at the statutory tax rate	3,480	10,418
Non-taxable income (i)	(7,095)	(7,847)
Expenses not deductible for tax purposes (i)	5,319	6,105
Unused tax losses	25	6
Tax losses utilised from previous periods	(86)	(15)
Others	342	252

Income tax at the effective tax rate	1,985	8,919

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)

As at 31 December 2018 and 2017, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	1,072	(1,279)	745	538
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	3,759	—	3,759
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
– Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,673	—	1,673
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
– Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

28	TAXATION (continued)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB365 million as at 31 December 2018 (as at 31 December 2017: RMB607 million). Unrecognised deductible temporary differences of the Group amounted to RMB378 million as at 31 December 2018 (as at 31 December 2017: RMB243 million).

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,947	1,980
– deferred tax assets to be recovered within 12 months	6,213	4,493

Subtotal	10,160	6,473

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(7,490)	(9,131)
– deferred tax liabilities to be settled within 12 months	(1,413)	(2,213)

Subtotal	(8,903)	(11,344)

Net deferred tax liabilities	1,257	(4,871)

29	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB6,987 million (2017: RMB25,550 million).

30	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2018 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2017: same).

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

31	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2018. As at 31 December 2018, there were 55.01 million units outstanding and exercisable (as at 31 December 2017: same). As at 31 December 2018, the amount of intrinsic value for the vested stock appreciation rights was RMB477 million (as at 31 December 2017: RMB820 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 20% to 25%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 1.01% to 1.84%.

The Company recognised a gain of RMB343 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2018 (2017: fair value losses of RMB179 million). RMB477 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2018 (as at 31 December 2017: RMB820 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2018 (as at 31 December 2017: nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 6 June 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2017 was declared and paid in 2018. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2018.

A distribution of RMB384 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2018 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling approximately RMB4,522 million for the year ended 31 December 2018 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2018.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. And the percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean and China Unicom, associates of the Group, have both applied IFRS 9 from 1 January 2018. According to IFRS 4 Amendments, the Group elects not to apply uniform accounting policies when using the equity method for these two associates.

(a)	The table below presents the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2018 and fair value changes for the year ended 31 December 2018:

	Fair value as at 31 December 2018 RMB million	Fair value changes for the year ended 31 December 2018 RMB million

Held for trading financial assets	138,717	(16,932)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,502,203	95,480
– Financial assets with contractual terms that do not give rise on SPPI	528,377	(40,447)

Total	2,169,297	38,101

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

As at 31 December 2018 Carrying amount (iii) RMB Million

Domestic
Rating not required (iv)	653,328
AAA	787,908
AA+	13,026
AA	1,152
AA-	70

Subtotal	1,455,484

Overseas
A	1,755
A-	493
BBB+	118
BBB-	14
Not rated	24

Subtotal	2,404

Total	1,457,888

The table below presents the financial assets that are not considered to have low credit risk on the reporting date:

	Carrying amount (iii) RMB Million	As at 31 December 2018 Fair value RMB Million

Domestic	14,248	14,539
Overseas	24	12

Total	14,272	14,551

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.

(iv)	It mainly includes government bonds and policy financial bonds.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Wang Bin

(b)	Subsidiaries

Refer to Note 41(c) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2017 million	Increase million	Decrease million	As at 31 December 2018 million

CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—	RMB1,991
CL AMP (i)	RMB588	RMB700	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,730	—	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	—	RMB1,131	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

(i)

In July 2018, AMC completed a RMB595 million capital contribution to CL AMP, while other shareholders increased RMB105 million. The total capital contribution was RMB700 million. As at 8 August 2018, CL AMP completed the business registration modification procedure for the registered capital with the amount increased from RMB588 million to RMB1,288 million. The capital increase was in the same proportion, and the percentage of holding remained unchanged.

(ii)	For those subsidiaries which were not set up or invested in Mainland China or incorporated as partnership, the legal definition of registered capital is not applicable for them.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2017				As at 31 December 2018
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2017				As at 31 December 2018
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,586	100.00% directly	—	—	RMB1,586	100.00% directly
CL AMP	RMB500	85.03% indirectly	RMB595	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—	—	100.00% directly
Golden Bamboo Limited	RMB1,734	100.00% directly	RMB259	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,632	100.00% directly	RMB244	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,176	100.00% directly	RMB259	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD896	100.00% indirectly	USD229	—	USD1,125	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	—	RMB1,730	100.00% directly
Franklin Shenzhen Company	USD0.6	100.00% indirectly	USD1.4	—	USD2	100.00% indirectly

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)

	As at 31 December 2017				As at 31 December 2018
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

Guo Yang Guo Sheng	RMB3,250	99.997% directly	—	—	RMB3,250	99.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD447	100.00% indirectly	USD5	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Wan Sheng”)	RMB3,900	99.998% directly	RMB100	—	RMB4,000	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building (i)	—	—	RMB484	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”) (ii)	—	—	RMB533	—	RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”) (ii)	—	—	RMB533	—	RMB533	99.98% directly
Shengyi Jingsheng	—	—	RMB1,063	—	RMB1,063	100.00% indirectly

(i)	The Group acquired 100% equity of Hope Building in 2018, and the sole purpose for the investment in Hope Building was to hold a property.
(ii)	Yuanxiang Tianfu, Yuanxiang Tianyi and Shengyi Jingsheng are new subsidiaries set up by the Group in 2018.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2018 RMB million	2017 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(ix)	629	740
Asset management fee received from CLIC	(ii.a)	100	107
Payment of dividends from the Company to CLIC		7,729	4,638
Distribution of profits from AMC to CLIC		128	125
Asset management fee received from CL Overseas	(ii.b)	63	119
Asset management fee received from CLP&C	(ii.c)	14	14
Payment of insurance premium to CLP&C		47	44
Claim and other payments received from CLP&C		14	16
Agency fee received from CLP&C	(iii)(ix)	2,959	3,030
Rental and a service fee received from CLP&C		50	59
Cash dividend from CLP&C (Note 8)		66	69
Payment of rental, project fee and other expenses to CLRE		45	50
Property leasing expenses charged by CLI	(iv)	83	78
Payment of an asset management fee to CLI	(ii.d)(ix)	529	396
Property leasing income received from CLI		37	37
Payment of a business management service fee to CL Ecommerce	(vi)	53	64

Transactions between CGB and the Group
Interest on deposits received from CGB		1,425	1,382
Commission expenses charged by CGB	(v)	112	92
Capital contribution to CGB		13,012	—

Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 8)		558	553
Interest payment of corporate bonds received from Sino-Ocean		27	27
Project management fee paid to Sino-Ocean		2	55

Transactions between EAP and the Group
Contribution to EAP		593	700
Transactions between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 8)		2,279	1,240

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2018 RMB million	2017 RMB million

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(ix)	1,326	1,154
Distribution of profits from AMC		193	187

Transactions between Pension Company and the Company
Rental received from Pension Company		45	43
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vii)	43	42
Marketing fee income for promotion of annuity business from Pension Company		13	10

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	18	14

Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		—	260

Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		—	601
Rental fee charged by Rui Chong Company		47	—

Transactions between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		1,424	203

Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		8,247	3,944
Distribution of profits from the Company’s other subsidiaries to the Company		426	70

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)

On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement was effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, which was retrospectively effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis and linked to investment performance.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes: (continued)

(ii.d)

On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which was retrospectively effective from 1 January 2017 to 31 December 2018. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)

On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which was effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. On 25 December 2017, the Company and AMC HK signed a supplementary agreement, changing the fixed rate of the portfolio asset value for assets managed on a discretionary basis to 0.375% and the variable rates of it to 0.047% and 0.094%, respectively, according to different compliance conditions. Fixed rates for assets managed on a non-discretionary basis are revised to 0.047% and 0.075%, respectively, by various asset classes. The supplementary agreement is effective from 1 January 2018 to 31 December 2018. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The investment management fee was accrued quarterly and paid within 10 working days of the next quarter. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes: (continued)

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is valid for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective from the signing date to 16 August 2020.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is valid for two years from 1 January 2016, with an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year.

(vi)

On 1 January 2018, the Company and CL Ecommerce renewed an agreement for managing the regional telemarketing centre, which was effective from 1 January 2018 and would expire on 31 December 2018. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes: (continued)

(vii)

On 28 November 2016, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expired on 31 December 2017. The agreement was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated statement of comprehensive income of the Group.

(viii)

On 7 May 2018, the Company, CLIC and CLP&C signed an agreement of capital increase. The Company and CLIC agreed the transfer of CLP&C’s retained earnings to capital, increasing the registered capital of CLP&C from RMB15 billion to RMB18.8 billion. The number of CLP&C’s shares held by the Company increased by 1.52 billion accordingly. After the capital increase, the Company continues to hold 40% of CLP&C’s equity.

(ix)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest- bearing, unsecured and have no fixed repayment dates except for deposits with CGB, interbank certificates of deposits of CGB, wealth management product of CGB and corporate bonds issued by Sino-Ocean.

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	350	420
Amount due from CL Overseas	68	122
Amount due from CLP&C	284	428
Amount due to CLP&C	(9)	(6)
Amount due from CLI	15	9
Amount due to CLI	(362)	(265)
Amount due from CLRE	2	2
Amount deposited with CGB	61,880	33,385
Interbank certificates of deposits of CGB	—	199
Wealth management products of CGB	115	330
Amount due from CGB	1,557	1,041
Amount due to CGB	(63)	(31)
Corporate bonds of Sino-Ocean	593	592
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	6	6
Amount due to CL Ecommerce	(67)	(78)

The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	25	57
Amount due to Pension Company	(28)	(19)
Amount due to AMC	(218)	(207)
Amount due to AMC HK	(10)	(4)

(i)	Key management personnel compensation

	For the year ended 31 December
	2018	2017
	RMB million	RMB million
Salaries and other benefits	20	28

The total compensation package for the Company’s key management personnel for the year ended 31 December 2018 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2017 has been approved by the relevant authorities. The total compensation of 2017 was RMB28 million, including a deferred payment about RMB6 million.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2018, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2018, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

35	SHARE CAPITAL

	As at 31 December 2018		As at 31 December 2017
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2018, the Company’s share capital was as follows:

	As at 31 December 2018
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

36	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31			As at
	December 2017	Increase	Decrease	31 December 2018
	RMB million	RMB million	RMB million	RMB million

Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00%, if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Equity attributable to equity holders of the Company	318,371	320,933
Equity attributable to ordinary equity holders of the Company	310,580	313,142
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,919	4,377
Equity attributable to ordinary equity holders of non-controlling interests	4,919	4,377

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2018. As at 31 December 2018, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

37	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Share of other comprehensive income of investees under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2017	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007
Other comprehensive income for the year	—	—	(7,086)	21	—	—	—	(847)	(7,912)
Appropriation to reserves	—	—	—	—	3,218	1,927	3,300	—	8,445
Others	—	135	—	—	—	—	—	—	135

As at 31 December 2017	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675

As at 1 January 2018	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675
Other comprehensive income for the year	—	—	(3,426)	770	—	—	—	586	(2,070)
Appropriation to reserves	—	—	—	—	1,275	3,218	1,392	—	5,885
Others	—	(197)	—	—	—	—	—	—	(197)

As at 31 December 2018	53,860	1,084	(5,412)	53	34,659	33,370	31,933	(254)	149,293

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB1,275 million for the year ended 31 December 2018 (2017: RMB3,218 million).

(b)

Approved at the Annual General Meeting in June 2018, the Company appropriated RMB3,218 million to the discretionary reserve fund for the year ended 31 December 2017 based on net profit under CAS (2017: RMB1,927 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2018, the Company appropriated 10% of net profit under CAS which amounted to RMB1,275 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2017: RMB3,218 million). In addition, pursuant to the CAS, the Group appropriated RMB117 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2017: RMB82 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

38	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third-party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2017	16,170	37,998	81,088	5,488	813	141,557
Changes from financing cash flows	3,121	(38,000)	6,228	764	(5,671)	(33,558)
Foreign exchange movement	(497)	—	—	—	—	(497)
Changes arising from losing control of consolidated structured entities	—	—	(7)	—	—	(7)
Interest expense	—	2	—	—	4,985	4,987

At 31 December 2017	18,794	—	87,309	6,252	127	112,482

At 1 January 2018	18,794	—	87,309	6,252	127	112,482
Changes from financing cash flows	727	—	104,832	3,155	(3,990)	104,724
Foreign exchange movement	629	—	—	—	—	629
Interest expense	—	—	—	—	4,115	4,115

At 31 December 2018	20,150	—	192,141	9,407	252	221,950

39	PROVISIONS AND CONTINGENCIES

The	following is a summary of the significant contingent liabilities:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Pending lawsuits	488	493

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2018 and 2017, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

40	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Contracted, but not provided for
Investments	81,217	86,582
Property, plant and equipment	4,930	5,202

Total	86,147	91,784

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Not later than one year	1,049	784
Later than one year but not later than five years	1,373	1,101
Later than five years	52	44

Total	2,474	1,929

The operating lease payments charged to profit before income tax for the year ended 31 December 2018 were RMB1,444 million (2017: RMB1,204 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Not later than one year	530	254
Later than one year but not later than five years	1,306	411
Later than five years	300	76

Total	2,136	741

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

ASSETS
Property, plant and equipment	41(a)	43,192	36,313
Investment properties	41(b)	3,525	1,401
Investments in subsidiaries	41(c)	43,543	39,662
Investments in associates and joint ventures	41(d)	137,257	104,039
Held-to-maturity securities	41(e)	806,050	716,346
Loans	41(f)	445,117	381,253
Term deposits	41(g)	553,428	444,279
Statutory deposits-restricted	41(h)	5,653	5,653
Available-for-sale securities	41(i)	858,936	797,108
Securities at fair value through profit or loss	41(j)	125,304	127,544
Securities purchased under agreements to resell	41(k)	9,066	35,761
Accrued investment income	41(l)	47,790	50,183
Premiums receivable	11	15,648	14,121
Reinsurance assets	12	4,364	3,046
Other assets	41(m)	28,687	30,480
Deferred tax assets	41(n)	1,381	—
Cash and cash equivalents		47,904	44,186

Total assets		3,176,845	2,831,375

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

Statement of financial position (continued)

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,216,031	2,025,133
Investment contracts	15	255,434	232,500
Policyholder dividends payable		85,071	83,910
Derivative financial liabilities	17	1,877	—
Securities sold under agreements to repurchase	41(o)	188,932	85,316
Annuity and other insurance balances payable		49,465	44,820
Premiums received in advance		46,650	18,505
Other liabilities	41(p)	46,660	39,678
Deferred tax liabilities	41(n)	—	3,991
Current income tax liabilities		2,441	6,081
Statutory insurance fund	20	558	282

Total liabilities		2,893,119	2,540,216

Equity
Share capital	35	28,265	28,265
Other equity instruments	41(q)	7,791	7,791
Reserves	41(r)	147,278	144,240
Retained earnings		100,392	110,863

Total equity		283,726	291,159

Total liabilities and equity		3,176,845	2,831,375

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2018	31,628	6,684	1,383	10,951	1,798	52,444
Transfers upon completion	4,282	120	—	(4,887)	390	(95)
Additions	82	907	280	10,175	44	11,488
Transfers into investment properties	—	—	—	(2,194)	—	(2,194)
Disposals	(155)	(253)	(344)	(14)	(86)	(852)

As at 31 December 2018	35,837	7,458	1,319	14,031	2,146	60,791

Accumulated depreciation
As at 1 January 2018	(8,998)	(4,990)	(940)	—	(1,179)	(16,107)
Charge for the year	(1,150)	(556)	(150)	—	(205)	(2,061)
Disposals	25	238	293	—	38	594

As at 31 December 2018	(10,123)	(5,308)	(797)	—	(1,346)	(17,574)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	22,606	1,694	443	10,951	619	36,313

As at 31 December 2018	25,690	2,150	522	14,030	800	43,192

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2017	24,688	6,682	1,405	10,387	1,525	44,687
Transfers upon completion	6,918	49	—	(7,365)	312	(86)
Additions	70	416	170	8,280	9	8,945
Transfers into investment properties	—	—	—	(205)	—	(205)
Disposals	(48)	(463)	(192)	(146)	(48)	(897)

As at 31 December 2017	31,628	6,684	1,383	10,951	1,798	52,444

Accumulated depreciation
As at 1 January 2017	(8,088)	(4,822)	(983)	—	(1,048)	(14,941)
Charge for the year	(925)	(612)	(143)	—	(177)	(1,857)
Disposals	15	444	186	—	46	691

As at 31 December 2017	(8,998)	(4,990)	(940)	—	(1,179)	(16,107)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	16,576	1,860	422	10,387	477	29,722

As at 31 December 2017	22,606	1,694	443	10,951	619	36,313

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties

Buildings RMB million

Cost
As at 1 January 2018	1,718
Additions	2,194
Deductions	(29)

As at 31 December 2018	3,883

Accumulated depreciation
As at 1 January 2018	(317)
Charge for the year	(54)
Deductions	13

As at 31 December 2018	(358)

Net book value
As at 1 January 2018	1,401

As at 31 December 2018	3,525

Fair value
As at 1 January 2018	2,688

As at 31 December 2018	4,886

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties (continued)

Buildings RMB million

Cost
As at 1 January 2017	1,513
Additions	205

As at 31 December 2017	1,718

Accumulated depreciation
As at 1 January 2017	(266)
Charge for the year	(51)

As at 31 December 2017	(317)

Net book value
As at 1 January 2017	1,247

As at 31 December 2017	1,401

Fair value
As at 1 January 2017	2,377

As at 31 December 2017	2,688

The fair value of investment properties of the Company as at 31 December 2018 amounted to RMB4,886 million (as at 31 December 2017: RMB2,688 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

(c)	Investments in subsidiaries

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Unlisted investments at cost	43,543	39,662

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries (continued)

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2018:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company	PRC	100.00% directly	RMB1,991 million	Investment in retirement properties

CL AMP	PRC	85.03% indirectly	RMB1,288 million	Fund management

CL Wealth	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment

Rui Chong Company	PRC	100.00% directly	RMB6,800 million	Investment

New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

China Century Core Fund Limited	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

CL Health	PRC	100.00% directly	RMB1,730 million	Health management

Franklin Shenzhen Company	PRC	100.00% indirectly	USD2 million	Investment

Guo Yang Guo Sheng	PRC	99.997% directly	Not applicable	Investment

New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

New Fortune Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

Wisdom Forever Limited Partnership	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

Yuan Shu Yuan Jiu	PRC	99.98% directly	Not applicable	Investment

Yuan Shu Yuan Pin	PRC	99.98% directly	Not applicable	Investment

Hope Building	PRC	100.00% indirectly	RMB484 million	Investment

Wansheng	PRC	99.98% directly	Not applicable	Investment

Bai Ning	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianfu	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianyi	PRC	99.98% directly	Not applicable	Investment

Shengyi Jingsheng	PRC	100.00% indirectly	RMB1,131 million	Investment

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2018:

Name	Percentage of shares held	Trust/investments received	Principal activities

Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB10,514 million	Investment management
Kun Lun Trust ● Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	99.99% directly	RMB10,001 million	Investment management
Jiao Yin Guo Xin ● Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	75.00% directly and indirectly	RMB10,000 million	Investment management
Shan Guo Tou ● Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
China Life – China Hua Neng Debt-to-Equity Swap Investment Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin ● China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Jian Xin Trust – CL Guo Xin Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
China Life – Yanzhou Coal Mining Debt Investment Scheme	100.00% directly	RMB9,000 million	Investment management
Chongqing Trust Fund ● China Life Qing Hai Yellow River Debt-to-Equity Swap Collective Fund Trust Scheme	100.00% directly	RMB8,000 million	Investment management
Zhong Xin Jing Cheng ● Tianjin Port Group Loans Collective Fund Trust Scheme	100.00% directly	RMB6,000 million	Investment management
Bridge Heng Yi 604 Collective Fund Trust Scheme	81.02% directly and indirectly	RMB5,410 million	Investment management
Bridge Heng Yi 620 Collective Fund Trust Scheme	70.00% directly and indirectly	RMB5,000 million	Investment management
Kun Lun Trust ● Jizhong Energy Group Loan Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management
Jiao Yin Guo Xin ● CLI – China Nonferrous Metal Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management

(d)	Investments in associates and joint ventures

	2018 RMB million	2017 RMB million
As at 1 January

Investments in associates and joint ventures	104,039	76,427
	33,218	27,612

As at 31 December	137,257	104,039

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(e)	Held-to-maturity securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Debt securities
Government bonds	179,852	125,866
Government agency bonds	266,986	241,808
Corporate bonds	212,133	200,178
Subordinated bonds/debts	147,079	148,494

Total	806,050	716,346

Debt securities
Listed in Mainland, PRC	109,506	91,631
Unlisted	696,544	624,715

Total	806,050	716,346

Unlisted debt securities include those traded on the Chinese interbank market.

The estimated fair value of all held-to-maturity securities was RMB842,839 million as at 31 December 2018 (as at 31 December 2017: RMB692,282 million).

As at 31 December 2018, an impairment loss of RMB29 million (2017: nil) for the investment of held-to-maturity securities has been made by the Company. In 2018, the Company has not sold the unexpired held-to-maturity securities (2017: same).

Debt securities – Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	16,816	22,385
After one year but within five years	137,699	112,788
After five years but within ten years	278,851	288,260
After ten years	372,684	292,913

Total	806,050	716,346

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Loans

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Policy loans	142,165	107,957
Other loans	302,952	273,296

Total	445,117	381,253

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	167,248	128,473
After one year but within five years	135,164	130,913
After five years but within ten years	98,416	90,350
After ten years	44,289	31,517

Total	445,117	381,253

(g)	Term deposits

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	156,407	95,155
After one year but within five years	319,821	346,324
After five years but within ten years	77,200	2,800

Total	553,428	444,279

As at 31 December 2018, the Company’s term deposits of RMB14,691 million (as at 31 December 2017: same) were deposited in banks to back overseas borrowings and are restricted to use. Please refer to Note 9.3 for the details.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Statutory deposits – restricted

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Contractual maturity schedule:
Within one year	500	3,553
After one year but within five years	5,153	2,100

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

(i)	Available-for-sale securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	28,097	24,230
Government agency bonds	180,151	157,689
Corporate bonds	183,508	195,244
Subordinated bonds/debts	21,514	13,495
Others (i)	73,078	52,545

Subtotal	486,348	443,203

Equity securities
Funds	91,971	90,865
Common stocks	143,431	129,388
Preferred stocks	32,707	31,651
Wealth management products	31,348	40,119
Others (i)	52,572	41,123

Subtotal	352,029	333,146

Available-for-sale securities, at cost
Equity securities
Others (i)	20,559	20,759

Total	858,936	797,108

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(i)	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc.

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Debt securities
Listed in Mainland, PRC	52,950	44,328
Unlisted	433,398	398,875

Subtotal	486,348	443,203

Equity securities
Listed in Mainland, PRC	102,018	93,349
Listed in Hong Kong, PRC	55,066	41,507
Listed overseas	162	132
Unlisted	215,342	218,917

Subtotal	372,588	353,905

Total	858,936	797,108

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Maturing:
Within one year	11,379	41,765
After one year but within five years	166,622	149,895
After five years but within ten years	210,805	163,319
After ten years	97,542	88,224

Total	486,348	443,203

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Securities at fair value through profit or loss

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Debt securities
Government bonds	77	2,021
Government agency bonds	5,254	8,985
Corporate bonds	71,020	61,516
Others	1,206	4,323

Subtotal	77,557	76,845

Equity securities
Funds	12,456	8,682
Common stocks	33,785	42,017
Wealth management products	1,506	—

Subtotal	47,747	50,699

Total	125,304	127,544

Debt securities
Listed in Mainland, PRC	35,383	24,974
Listed overseas	168	292
Unlisted	42,006	51,579

Subtotal	77,557	76,845

Equity securities
Listed in Mainland, PRC	29,803	36,846
Listed in Hong Kong, PRC	87	79
Listed overseas	6,552	7,187
Unlisted	11,305	6,587

Subtotal	47,747	50,699

Total	125,304	127,544

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(k)	Securities purchased under agreements to sell

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within 30 days	9,066	35,631
After 90 days	—	130

Total	9,066	35,761

(l)	Accrued investment income

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Bank deposits	19,622	24,779
Debt securities	23,258	21,288
Others	4,910	4,116

Total	47,790	50,183

Current	47,265	44,361
Non-current	525	5,822

Total	47,790	50,183

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(m)	Other assets

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Investments receivable and prepaid	8,840	15,466
Land use rights	7,326	5,605
Disbursements	4,162	2,704
Automated policy loans	3,269	3,050
Due from related parties	611	876
Others	4,479	2,779

Total	28,687	30,480

Current	21,268	24,786
Non-current	7,419	5,694

Total	28,687	30,480

(n)	Deferred tax

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2017	(6,408)	(2,670)	1,535	(7,543)
(Charged)/credited to net profit	1,072	(998)	731	805
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	4,148	—	4,148
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)

As at 31 December 2017	(6,737)	480	2,266	(3,991)

As at 1 January 2018	(6,737)	480	2,266	(3,991)
(Charged)/credited to net profit	1,421	2,792	249	4,462
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	902	—	902
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8

As at 31 December 2018	(5,308)	4,174	2,515	1,381

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(n)	Deferred tax (continued)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,265	1,715
– deferred tax assets to be recovered within 12 months	6,098	4,410

Subtotal	9,363	6,125

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(6,672)	(7,983)
– deferred tax liabilities to be settled within 12 months	(1,310)	(2,133)

Subtotal	(7,982)	(10,116)

Net deferred tax liabilities	1,381	(3,991)

(o)	Securities sold under agreements to repurchase

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Interbank market	124,518	73,683
Stock exchange market	64,414	11,633

Total	188,932	85,316

Maturing:
Within 30 days	188,932	85,316

Total	188,932	85,316

As at 31 December 2018, bonds with a carrying value of RMB138,404 million (as at 31 December 2017: RMB78,140 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange- traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2018, the carrying value of securities deposited in the collateral pool was RMB170,873 million (as at 31 December 2017: RMB139,314 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Other liabilities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Interest payable to policyholders	11,739	9,614
Salary and welfare payable	10,124	9,270
Brokerage and commission payable	5,268	5,659
Payable to constructors	3,440	2,633
Agent deposits	1,793	1,906
Tax payable	500	639
Stock appreciation rights (Note 31)	490	833
Interest payable of debt instruments	190	78
Others	13,116	9,046

Total	46,660	39,678

Current	46,660	39,678
Non-current	—	—

Total	46,660	39,678

(q)	Other equity instruments

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Equity attributable to equity holders of the Company	283,726	291,159
Equity attributable to ordinary equity holders of the Company	275,935	283,368
Equity attributable to other equity instruments holders of the Company	7,791	7,791

Refer to Note 32 for the information of distribution to other equity instruments holders for the year ended 31 December 2018. As at 31 December 2018, there were no accumulated distributions unpaid attributable to other equity instruments holders.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r)	Reserves

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2017	53,860	4,959	30,118	28,225	26,954	144,116
Other comprehensive income for the year	—	(8,239)	—	—	—	(8,239)
Appropriation to reserves	—	—	3,218	1,927	3,218	8,363

As at 31 December 2017	53,860	(3,280)	33,336	30,152	30,172	144,240

As at 1 January 2018	53,860	(3,280)	33,336	30,152	30,172	144,240
Other comprehensive income for the year	—	(2,730)	—	—	—	(2,730)
Appropriation to reserves	—	—	1,275	3,218	1,275	5,768

As at 31 December 2018	53,860	(6,010)	34,611	33,370	31,447	147,278

(s)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Pending lawsuits	488	493

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

41	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Contracted, but not provided for
Investments	85,978	86,926
Property, plant and equipment	4,314	4,588

Total	90,292	91,514

(ii)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Not later than one year	1,001	749
Later than one year but not later than five years	1,365	1,080
Later than five years	52	44

Total	2,418	1,873

(iii)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million

Not later than one year	324	158
Later than one year but not later than five years	524	177
Later than five years	124	9

Total	972	344

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2018 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2018 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2018 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Yang Mingsheng (i)(vii)	—	—	—	—
Wang Bin (ii)(vii)	—	—	—	—
Su Hengxuan (iii)(vii)	—	—	—	—
Lin Dairen (iv)	1,790.0	136.9	97.7	2,024.6
Xu Hengping	1,432.0	134.7	97.7	1,664.4
Xu Haifeng	1,432.0	134.7	97.7	1,664.4
Yuan Changqing (v)(vii)	—	—	—	—
Wang Sidong (vi)(vii)	—	—	—	—
Liu Huimin (vii)	—	—	—	—
Yin Zhaojun (vii)	—	—	—	—
Chang Tso Tung Stephen	320.0	—	—	320.0
Robinson Drake Pike	320.0	—	—	320.0
Tang Xin	320.0	—	—	320.0
Leung Oi-Sie Elsie	300.0	—	—	300.0

(i)	Yang Mingsheng resigned as executive director on 13 November 2018.
(ii)	Wang Bin was appointed as executive director on 3 December 2018.
(iii)	Su Hengxuan was appointed as non-executive director on 11 July 2018 and re-designated as executive director on 20 December 2018.
(iv)	Lin Dairen resigned as executive director on 19 December 2018.
(v)	Yuan Changqing was appointed as non-executive director on 11 February 2018.
(vi)	Wang Sidong resigned as non-executive director on 12 January 2018.
(vii)	Yang Mingsheng, Wang Bin, Su Hengxuan and other non-executive directors did not receive remuneration from the Company.
(viii)	The above remuneration was calculated based on the relevant employment period during the reporting period.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2017 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Yang Mingsheng	—	—	—	—	—	—	—	—	—
Lin Dairen	1,400.0	1,400.0	2,800.0	840.0	131.2	87.6	3,018.8	840.0	2,178.8
Miao Jianmin	—	—	—	—	—	—	—	—	—
Liu Jiade	—	—	—	—	—	—	—	—	—
Liu Huimin	—	—	—	—	—	—	—	—	—
Yin Zhaojun	—	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Xu Hengping	1,134.0	1,134.0	2,268.0	680.4	129.0	87.6	2,484.6	680.4	1,804.2
Xu Haifeng	1,134.0	1,134.0	2,268.0	680.4	129.0	87.6	2,484.6	680.4	1,804.2
Robinson Drake Pike	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Tang Xin	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Leung Oi-Sie Elsie	250.0	50.0	300.0	—	—	—	300.0	—	300.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2017 were restated based on the finalised amounts determined during 2018.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2018 and 2017.

In addition to the directors’ emoluments disclosed above, certain directors of the Company received emoluments from CLIC, the amounts of which were not apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2018 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Miao Ping (i)	716.0	65.8	47.5	829.3
Jia Yuzeng (ii)	626.5	68.8	50.2	745.5
Shi Xiangming	593.8	180.7	128.2	902.7
Xiong Junhong (iii)(ix)	—	—	—	—
Luo Zhaohui (iv)(ix)	—	—	—	—
Wang Cuifei (v)	277.2	99.1	66.5	442.8
Li Guodong (vi)	—	—	—	—
Song Ping (vii)	402.9	168.4	99.1	670.4
Huang Xin (viii)	282.0	118.8	71.3	472.1

(i)	Miao Ping retired as the Chairman of the Board of Supervisors due to the expiration of the fifth session of the Board of Supervisors on 6 June 2018.
(ii)	Jia Yuzeng was appointed as the Chairman of the Board of Supervisors on 11 July 2018.
(iii)	Xiong Junhong resigned as supervisor on 23 February 2018.
(iv)	Luo Zhaohui was appointed as non-employee representative supervisor on 11 February 2018.
(v)	Wang Cuifei retired as employee representative supervisor due to the expiration of the fifth session of the Board of Supervisors on 6 June 2018.
(vi)	Li Guodong resigned as employee representative supervisor on 2 January 2018.
(vii)	Song Ping was appointed as employee representative supervisor on 15 March 2018.
(viii)	Huang Xin was appointed as employee representative supervisor on 20 June 2018.
(ix)	Xiong Junhong and Luo Zhaohui did not receive remuneration from the Company.
(x)	The above remuneration was calculated based on the relevant employment period during the reporting period.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments (continued)

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2017 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Miao Ping	1,148.0	1,148.0	2,296.0	688.8	129.0	87.6	2,512.6	688.8	1,823.8
Shi Xiangming	571.6	720.2	1,291.8	—	195.2	127.2	1,614.2	—	1,614.2
Xiong Junhong	—	—	—	—	—	—	—	—	—
Zhan Zhong	508.3	650.2	1,158.5	139.7	129.0	79.2	1,366.7	139.7	1,227.0
Wang Cuifei	527.5	914.8	1,442.3	—	196.4	117.7	1,756.4	—	1,756.4
Li Guodong	210.7	182.6	393.3	—	67.9	46.8	508.0	—	508.0

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2017 were restated based on the finalised amounts determined during 2018.

The supervisors received the compensation amounts disclosed above during their term of office in 2018 and 2017.

China Life Insurance Company Limited    Annual Report 2018

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

42	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

For the year ended 31 December 2018, the five individuals whose emoluments were the highest in the Company include three directors (2017: two directors and one supervisor).

Details of the remuneration of the five highest paid individuals are as follows:

	2018 RMB thousand	2017 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	8,195	12,549
Pension scheme contributions	489	438

Total	8,684	12,987

The emoluments fell within the following bands:

	Number of individuals
	For the year ended 31 December
	2018	2017
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	4	—
RMB2,000,001 – RMB3,000,000	1	4
RMB3,000,001 – RMB4,000,000	—	1
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2018, no emoluments were paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (2017: nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

43	EVENTS AFTER THE REPORTING PERIOD

On 20 March 2019, the Company issued the bonds for capital replenishment (the “Bond”) in the national inter-bank bond market in a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The Bond has 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year.

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.